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Exhibit 99.1

2013 ANNUAL REPORT 2013 was a foundational year for Talisman. The company reset its strategy and made significant progress against its four key priorities. Kinabalu, Malaysia

CHAIRMAN’S MESSAGE DEAR SHAREHOLDERS, During the past 18 months, Talisman’s Board of Directors has been very active setting a new strategic direction for the company, and renewing and strengthening the Board. Recently, with the announced retirement of Hal Kvisle as CEO in 2014, we have also been working diligently to find a successor with a strong history of executing strategic and organizational change, and a proven track record of delivering shareholder value in the upstream oil and gas business. In March 2013, the company announced four priorities to create shareholder value. These priorities were to reduce spending, focus the capital program, improve operating performance and reduce costs, and unlock value within the portfolio. We made solid progress in 2013 and we will continue to build on this positive momentum in 2014. The most significant change has been to direct our strategic focus towards two core areas, the Americas and Asia-Pacific. The underlying performance of these two areas will provide a solid foundation for profitable growth going forward. In support of this strategic positioning, Talisman sold a 49% stake in its UK business and is in the process of exiting three countries. We also adopted a more disciplined and focused approach to capital spending, which we will carry forward in 2014. Although we continue to have significant capital commitments in the North Sea, we will focus on improving operating reliability so that these assets can create value over the longer term. We told shareholders that we would unlock significant value from the portfolio, and we are delivering on this promise. The company announced approximately $2 billion of non-core asset sales in 2013, and we have set a target of an additional $2 billion of dispositions over the next 12-18 months. We have also improved operating performance, particularly within North America, and significantly reduced our net G&A costs. Our investment in liquids and high margin production is already paying off with a 30% increase in North American liquid volumes in 2013 – this growth trend will continue in 2014. Overall, I am very pleased with the turnaround achieved by our people within a short period, and remain optimistic that this momentum can be maintained. I said last year that Board renewal was a top priority to ensure the Board of Directors maintained the right mix of skills and experience. During the year, the Board set up an active Board renewal process which included shareholder feedback, and I am pleased to say that we strengthened the Board through the appointment of five new directors who bring experience in energy, governance, finance and capital markets. Brian Levitt is Chair of the TD Bank Group and non-executive co-Chair of Osler, Hoskin & Harcourt LLP; he brings a wealth of experience in creating shareholder value. Thomas Ebbern is Chief Financial Officer of North West Upgrading Inc. and previously was Managing Director, Investment Banking, of Macquarie Capital Markets Canada Ltd. Henry Sykes is President and a director of MGM Energy Corporation; he served as President of ConocoPhillips Canada Resources Corporation and specialized in securities, and mergers and acquisitions law at Bennett Jones LLP. Jonathan Christodoro and Samuel Merksamer, both Managing Directors of Icahn Capital L.P., were appointed to the Board late in 2013. Their skills and experience in capital markets will be a benefit. I would like to thank Kevin Dunne, who retired in December 2013, and Bill Dalton, who will retire in 2014, for their valuable contributions to the Board. When the Board asked Hal Kvisle to step out of retirement after a long and successful career in the energy and midstream business to serve as President and CEO, his commitment was to stabilize the company, help establish a new strategic direction and start Talisman down the road to success. The Board agrees that Hal has made great strides towards these goals and has begun to plan for his succession. In late 2013, we established a CEO succession committee and engaged an executive recruitment firm to evaluate internal and external candidates. When Hal retires in 2014, he will leave behind a more focused organization with stronger foundations of operational excellence, both of which are essential in our competitive industry.

01002003004002013 PRODUCTION BY QUARTER(mboe/d) Q1 13Q2 13Q3 13Q4 13372361371387Non-coreCore: Americas – Asia-Pacific2013 CASH FLOW* BY QUARTER($ millions) Q1 13Q2 13Q3 13Q4 13Talisman0100200300400500600517526573580* The term “cash flow” is a non-GAAP measure. Please see advisories elsewhere in this annual report. “We told shareholders that we would unlock significant value from the portfolio, and we are delivering on this promise. The company announced approximately $2 billion of non-core asset sales in 2013.” A year ago, I said that 2013 would be a year of stabilization, unlocking value, maintaining optionality and rebuilding credibility to prepare for future cash flow per share growth. We accomplished what we set out to do in 2013 and have established positive momentum. Shareholders want a focused company, competitive in the regions where it operates, with a strong balance sheet and a visible cash flow growth profile. We are on the way to achieving this and, in the process, we expect to continue to unlock significant value through the sale of non-core assets. Finally, I would like to thank Talisman employees for embracing the new priorities and for their efforts and dedication as we build a stronger, profitable company. Charles (Chuck) Williamson Chairman of the Board 2013: A YEAR OF MOMENTUM

CONTENTS CHAIRMAN’S MESSAGE AT A GLANCE 2013 Highlights and 2014 Guidance 1 LETTER FROM HAL KVISLE President and Chief Executive Officer 2 BUILDING MOMENTUM AND MAKING PROGRESS AGAINST OUR FOUR PRIORITIES 4 OUR TWO CORE REGIONS: The Americas and Asia-Pacific 6 CORPORATE RESPONSIBILITY 8 FINANCIAL INFORMATION 10 ABOUT OUR COMPANY Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific (Southeast Asia and Algeria). Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com. Kinabalu, Malaysia

1 AT A GLANCE 2013 HIGHLIGHTS – BUILDING MOMENTUM In 2013, the company announced four priorities and made significant progress against each. These priorities are to live within our means, focus our capital program, improve our operational performance and unlock net asset value from our portfolio. • Reduced capital spending1 by 20% compared to 2012, to $3.2 billion. • Grew overall production by 4% from Q1 to Q4. • Grew North American liquids production by 30% compared to 2012. • Delivered 90% of total production from our two core regions. • Reduced underlying net G&A by 20% ($100 million on a run-rate basis). • Reported cash flow of $2.2 billion, growing 12% from Q1 to Q4. • Announced over $2 billion in non-core asset sales. • Reduced drilling and completion costs by 16% in the Eagle Ford, 13% in the Duvernay and 9% in the Marcellus. LOOKING AHEAD – 2014 GUIDANCE Creating sustainable value for our shareholders is our objective. We will continue to position the company to achieve this by building on the foundational work started in 2013. We will continue to focus on the best assets in our two core regions (the Americas and Asia-Pacific), and maintain a disciplined capital spending program targeting near-term, high margin production. Talisman has announced the second phase of non-core asset sales to unlock additional value. Our goal in 2014 and beyond is to deliver annual cash flow per share growth, while maintaining a strong balance sheet. Growing liquids production from our two core regions: • Targeting 14-19% liquids growth from the Americas and Asia-Pacific. • Expecting our two core regions to deliver over 90% of total production. • Expecting growth in production from ongoing operations of 2-6%. Unlocking additional value and further focusing the portfolio: • Planning a further $2 billion of dispositions or joint ventures during the next 12-18 months. • Expecting to divest long-dated, capital intensive assets and continue to strengthen and focus the portfolio within the two core regions. • Strengthening the balance sheet with proceeds from asset sales. Two core regions will deliver higher cash margins and drive cash flow growth: • Forecasting cash flow to grow 5% to $2.3 billion2 in 2014, reflecting higher cash margins per barrel. • Increasing high margin production from the Americas and Asia-Pacific, which will drive cash flow growth. Executing a disciplined capital program focused on near-term, high margin production: • Expecting capital expenditure to be $3.2 billion, flat compared to 2013 and down 20% from 2012. • Investing 70% of expected 2014 capital expenditure in the Americas and Asia-Pacific core regions. • Directing approximately 85% of capital expenditure ($2 billion) in the two core regions at liquids or liquids-linked opportunities. 1. The term “capital spending” is a non-GAAP measure. Please see advisories elsewhere in this annual report. 2. Assumes $100/bbl Brent oil, $90/bbl WTI and $4.00/mmbtu NYMEX natural gas prices, underpinned by Talisman’s 2014 hedging programs.

2 LETTER FROM HAL KVISLE President and Chief Executive Officer Talisman made solid progress in 2013, committing to strong and focused operations and well-managed capital programs in the Americas and Asia-Pacific. We delivered better operating margins at most of our producing assets and executed our capital programs to a high standard. As always, the safety of our employees and contractors remains our highest priority, and we delivered continuous improvement on each of our safety metrics. 2013 was a turnaround year for Talisman. We reduced capital spending by 20%, lowered our G&A run-rate by 20%, and transitioned to a leaner and more focused organizational model. Our 2013 targets were met, and programs for further improvement in our competitive position are underway; these are key elements of our 2014 business plan. ‘Safer, better, faster and at lower cost,’ underpin Talisman’s commitment to operational excellence. They became the theme of our 2013 programs, and I am deeply grateful to our leaders and employees who have seized the opportunity to help make Talisman a more competitive company. The transition from a global company to a two-region development driven company, with a strong focus on profitable, well managed operations is underway. We are excited by our Americas and Asia-Pacific core regions, which offer excellent opportunities for growth and value creation. In each, our existing operations, technical expertise and business relationships give us competitive advantage. To guide our efforts, we established four priorities that will make Talisman a more effective and competitive company. Live within our means First, we will live within our means. Costs in all parts of the energy value chain have risen dramatically in recent years, and exploration and development programs must be tightly managed and well executed. Talisman made the commitment to live within its means more than a year ago. We are now on the path to achieve this and see many of our competitors trying to do the same. We remain challenged by prior capital commitments outside our core regions, and are making progress to reduce these. Focus our capital program Second, we will focus our capital programs on the best opportunities within our core regions. During 2013, we invested in North American liquids-rich production, reduced dry gas spending and exited a number of properties where investment opportunities did not meet our requirements. In Colombia, we declared commerciality3 and initiated an attractive oil development program on the Akacias field in Block CPO-9. In Vietnam, we brought the HST/HSD oil development on production, under budget and ahead of schedule. These are just two examples of the focused capital opportunities available to Talisman within its two core regions. Improve operational performance and reduce cost structure Third, we made a strong commitment to operational excellence, running all aspects of our business in a lean, efficient and common-sense way. We reduced drilling and completion costs by 16% in the Eagle Ford, 13% in the Marcellus and 9% in the Duvernay shale plays, driven by a 15-25% reduction in drilling cycle times and similar improvements in well stimulations. We elevated our operating performance substantially, and we did so safely, with improved environmental performance. Unlock net asset value of the portfolio Fourth, we will unlock the value of assets whose current or potential value is not reflected in our share price. In 2013, we divested more than $2 billion of assets that would not deliver shareholder value over the medium term, and we intend to divest a further $2 billion of long dated, capital intensive assets over the next 18 months. The Americas and Asia-Pacific are strong businesses, offering sustainable cash flows and profitable growth. We will continue to strengthen both core regions 3. Please see advisories elsewhere in this annual report.

by focusing the majority of our capital on high netback, long-life opportunities that bring further options for growth in the years ahead. In parallel, we will explore all options to dilute or exit our North Sea positions and reduce the capital drain of non-core commitments. Talisman is emerging as a stronger, more predictable company with better opportunities for profitable growth. I’d like to thank my Talisman colleagues in all parts of the company for their commitment and tireless efforts – they deserve credit for the progress we made in 2013. Hal Kvisle President and Chief Executive Officer “The Americas and Asia-Pacific are strong businesses, offering sustainable cash flows and profitable growth.” OUR VALUES • SAFETY: Our goal is to create working conditions where we cause no harm to people. • PASSION: We inspire others by the passion we demonstrate for our work. • RESULTS: We have a bias for results and take initiative to get things done efficiently, creating value for our shareholders. • RESPECT: We take time to consider and appreciate other people’s points of view, and treat the environment with respect. • EXCELLENCE: We strive for excellence in what we do and how we do it. • TEAMWORK: By working effectively together, we can deliver results far beyond our individual capabilities. • HONEST COMMUNICATION: We show courage to speak honestly and support others to do the same.

BUILDING MOMENTUM AND MAKING PROGRESS AGAINST OUR FOUR PRIORITIES 2013 was a foundational year for Talisman. We made progress building the strategic, financial and operational foundations for a strong, focused and profitable company. This began last March, when we set a new strategic direction focused on two core regions; the Americas and Asia-Pacific. Equally important, we continued to run all parts of our business in a responsible way and we met or exceeded each of the safety targets we set. The Americas and Asia-Pacific underpin our company and, in 2013, they contributed over 90% of total production and contained over 90% of 2P reserves. They represent a portfolio with a track record of production and cash flow growth. Talisman’s goal is to create sustainable value for its shareholders by generating near-term, steady cash flow from its best assets in these two core regions. In support of this, we’ve established four enduring priorities: living within our means, focusing our capital program, improving operating performance and unlocking value. In 2013, we made measurable progress on all fronts and we have carried this momentum into 2014. PRIORITY 1 Live within our means The first priority is to reduce our capital spending and maintain a healthy balance sheet. We reduced capital spending in 2013 by 20%, to $3.2 billion, compared to $4 billion the previous year. This was an important initial step towards narrowing the gap between cash flow and capital spending. We cut exploration spending by 25% and spending on North American dry gas by 30%. Since 2011, we’ve reduced spending on North American natural gas by 70%. The combination of lower capital spending and proceeds from asset sales maintained balance sheet strength. This will continue in 2014; however, our objective is to grow cash flow and maintain capital discipline in order to move towards a positive free cash flow balance. The progress we made reducing capital expenditures in 2013 supports our second priority. PRIORITY 2 Focus our capital program We will continue to direct the majority of our capital towards oil and liquids projects in the Americas and Asia-Pacific. In 2013, we saw the benefits of this, growing North American liquids volumes by approximately 30% from the previous year. From the first to the fourth quarter of 2013, our two core regions delivered 18% liquids production growth. The high margins associated with this production contributed 12% cash flow growth over the same period. In addition, we continued to focus our portfolio by exiting Poland and securing government approval to transfer all of our interests in Sierra Leone. We are also in the process of exiting Peru. In parallel, we worked to deliver maximum value from each dollar spent, supporting our third priority. Corridor, Indonesia

PRIORITY 3 Improve operational performance and reduce cost structure Our third priority is to improve the margin on every barrel we produce by operating our business safer, better, faster and at lower cost. In 2013, we significantly improved operating performance in a number of key areas. In North America, year-over-year drilling and completion costs were down 16% in the Eagle Ford, 13% in the Duvernay and 9% in the Marcellus. Drilling cycle times were down 25% in both the Eagle Ford and Marcellus. In Asia-Pacific, we delivered first liquids production from the HST/HSD offshore development in Vietnam ahead of schedule and under budget. By focusing on our Americas and Asia- Pacific core regions, we streamlined our business and increased efficiency. We reduced our underlying net G&A run-rate by 20% through the year, achieved through staff reductions in our executive leadership, corporate centre and North American operations. We reduced our management layer by over 25%, and restructured our support functions to support our priorities. While we have more work to do, this was a solid beginning. PRIORITY 4 Unlock net asset value of the portfolio Our fourth priority is to unlock value from assets that generate little near-term cash flow. In doing so, we can focus more of our energy and capital towards our best assets. In March 2013, we set a 12-18 month target to unlock $2-3 billion of net asset value. We met this target within nine months, with over $2 billion of non-core asset sales announced. We agreed to sell 75% of our dry gas position in Montney, British Columbia for C$1.5 billion. In Colombia, we disposed of our equity position in the Ocensa pipeline for almost $600 million. As part of the transaction, we retained our transportation capacity, which we will use to meet our own growing oil transportation requirements. Proceeds for these transactions helped us maintain a strong balance sheet. Edson, Alberta Piedemonte, Colombia G&A SPENDING 2012 vs. 2013* ($ millions) 201220130100200300400500600510434*After one-time costs, net underlying G&A in 2013 was $407 million, reflecting a 20% reduction.

OUR TWO CORE REGIONS: The Americas and Asia-Pacific AMERICAS Our two core regions provide the foundations from which our company will grow. In each region, our combination of skilled employees, high quality assets, expertise, access to infrastructure and established relationships give us a competitive advantage with significant upside. In 2014, we expect approximately 90% of the company’s annual production to come from the Americas and Asia-Pacific. Over 70% of Talisman’s capital spending program will be directed towards these core regions and, of that spending, approximately 85% will be invested in high margin liquids or liquids-linked opportunities. THE AMERICAS (North America and Colombia) High margin liquids growth Our Americas portfolio provides a stable platform for cost-efficient production and cash flow growth. In North America, we are competitively positioned in the liquids- rich Eagle Ford and Duvernay shale plays, while our Chauvin, Greater Edson and Marcellus assets underpin our production. In Colombia, our assets provide exposure to near-term, high value oil growth with secured access to key infrastructure. Since 2011, annual liquids production in the region has grown 45% and, in 2014, we expect liquids volumes to grow a further ~30%. Focus Areas In the Eagle Ford, we will continue to focus capital spending on developing our higher value liquids-rich acreage. In 2014, we will shift from land retention drilling to lower cost pad drilling operations. High margin liquids volumes more than doubled in 2013 compared to the previous year and we expect continued production and cash flow growth in 2014. Talisman has established itself as a top-tier operator in the Marcellus dry gas play, which generates predictable, self-funded growth and material upside with an increase in North American natural gas prices. In 2014, we will invest to retain our strategic land position and build on our production optimization activity to hold production steady from 2013. Talisman’s Greater Edson legacy position accounts for a significant portion of our North American resource base, and provides liquids potential, short cycle times and access to near-term cash flow. The company holds approximately 540,000 net acres and significant Talisman-operated midstream infrastructure. A third party deep cut processing plant brought onstream in late 2013 is delivering incremental liquids volumes of ~5,000 bbls/d. In the liquids-rich Duvernay shale, we continue to evaluate our extensive land position of approximately 350,000 net acres. Appraisal drilling will continue in 2014 as we consider options to fund development of this emerging play. Our Chauvin development delivers approximately 11,000 bbls/d of cost-effective, highly profitable production. We are growing our inventory of wells and maintaining production through infill drilling. Through enhanced oil recovery opportunities, we aim to add significant reserves to this core area. Talisman’s Colombia business provides liquids production that is well positioned for growth. We have interests in two key areas: the Equion joint venture (which provides the majority of our current production through Cuisana and the Piedemonte complex) and the Llanos heavy oil region (Blocks CP0-9 and CPE-6). During the year, we completed our appraisal program in the Akacias field in Block CP0-9 and secured an environmental permit to begin drilling operations in Block CPE-6. We expect these near-term cash producing assets will help us deliver nearly 30% incremental oil growth in 2014. 0102030405060702011201220132014GuidanceGas production(mmcf/d) Liquids production (mbbls/d) 5006007008009001,0001,1001,200AMERICAS LIQUIDS GROWTH31933926750* 1,027384558-61* Includes adjustments for dispositions agreed in 2013 and Q1 2014.

ASIA-PACIFIC (Southeast Asia and Algeria) Continued growth in a high netback environment Our core assets in Asia-Pacific are characterized by long production life, low costs and high netbacks. Our presence in the region spans two decades, where we have built strong relationships with host governments, national oil companies and joint venture partners. We have an inventory of projects with the potential to deliver 5% annual average production growth, while also providing significant free cash flow. Our core assets are well positioned to capture and deliver value in a region defined by strong economic growth and increasing energy demand. These assets also provide cost-effective growth opportunities through near-field exploration. Our capital spending in Asia-Pacific will continue to be focused on near-term, high value production. Focus Areas Talisman’s Asia-Pacific portfolio is anchored by high quality producing assets in Indonesia, Malaysia and Vietnam, with a number of exploration and development opportunities spread throughout the region. In Indonesia, the Corridor PSC and Jambi Merang PSC provide long-term cash generation supported by low operating costs and high netbacks. In the near term, we will invest to meet delivery commitments, add incremental production volumes and increase cash flow. Talisman’s PM-3 CAA project offshore Malaysia and Vietnam offers long-life production and free cash flow. We plan to drill infill and exploration wells at PM-3 CAA in 2014, and will maintain production through well interventions and continuous operational improvements. We are working towards securing an extension on the current PM-3 CAA licences. Also in Malaysia, our Kinabalu PSC anchors our acreage position in a proven basin, where we have access to low cost discovered hydrocarbons and exploration upside potential with extensive infrastructure in place. In the near term, we plan to grow production through infill drilling and facility upgrades. Our position also gives us significant exploration upside through shallow oil prospects and deeper gas potential across our acreage. Talisman’s HST/HSD development offshore Vietnam produced first oil in May 2013 ahead of schedule and under budget. Since coming onstream, it has delivered near-term peak production of approximately 14,000 boe/d. Also in Vietnam, Talisman’s acquisition of Block 07/03 and the Red Emperor discovery in 2013 provides access to a discovered oil resource, offering near field exploration and development upside potential. In Papua New Guinea, we hold a significant position in a proven hydrocarbon basin, with potential of up to 20 tcf of undiscovered petroleum initially in place (unrisked). Our partners bring funding and LNG expertise. In the near term, we will continue to high-grade our land position while we execute early liquids projects at Stanley and Elevala/ Ketu to provide cash flow and material value upside. Talisman’s non-operated interest in Algeria provides us with high value liquids production and free cash flow. The El Merk project came onstream in 2013, with final facility commissioning expected in 2014. NON-CORE OPERATING AREAS Kurdistan Talisman operates two blocks in the Kurdistan Region of Iraq: Kurdamir and Topkhana. Testing to date has indicated significant hydrocarbons and, in 2014, Talisman plans to further appraise the blocks. Given our large equity position and the significant capital required to develop this long-term growth opportunity, we are actively pursuing options to monetize some or all of our interests in this region. The North Sea Talisman continues to explore options to exit or dilute its exposure to the North Sea, while working to stabilize production and identify operational and cost efficiencies. In the UK, the joint venture will spend capital to secure base production and improve reliability, as well as the ongoing redevelopment of the Montrose Area. In Norway, capital spending will be focused on base investment and select infill programs. Corridor, Indonesia ASIA-PACIFIC

CORPORATE RESPONSIBILITY Our leaders and employees strive to run each part of our business in a safe, ethical and environmentally responsible way. In doing so, they have helped ensure Talisman is welcomed by governments, communities and partners wherever we operate. We do this because it’s important to our business and because we care about our community, our co-workers and the reputation of Talisman. This sense of responsibility and pride goes to the heart of our culture. SAFETY There is nothing more important than ensuring our people go home safely every day. We have a policy on safe operations, which sets the framework for our safety culture. Comprehensive processes and procedures, including training and mock emergency exercises, continue to support this important priority. Safe operations underpin everything we do as an organization and define how our employees and contractors should behave when executing our business. If operational results and safety ever come into conflict, Talisman employees and contractors are empowered and encouraged to choose safety first. Our safety culture is driven by strong commitment from senior management and safety accountability at all levels of the organization. Each year we set targets in order to measure, report on and continually improve our performance. This is an ongoing journey and, in 2013, we met or exceeded the safety targets we set. COMMUNITIES Our community engagement activity aims to ensure we are welcome members of the communities in which we operate. Our community relations activities are defined by the commitment established in our Global Community Relations Policy. We work within our communities to explain our plans and listen to and address any concerns. Our goal is to minimize the impact of operations and maximize the benefits. During 2013, we supported dozens of communities throughout our two core regions, with activities ranging from investing in violence prevention programs in women’s shelters across our Canadian operations, to offering postgraduate scholarships for students in Vietnam to study at the University of Alberta in Canada. We also supported emergency flood relief efforts in our home city of Calgary, Alberta and surrounding areas, providing financial assistance and enabling our employees to take time off work to assist local communities. Globally, we aim to focus our investments in the areas of education, environment and empowering communities. 201120122013SpillFrequencyTotal Recordable Injury Frequency01234IMPROVING HSE FOUNDATIONS* (Per million exposure hours) * Includes all Talisman operated properties. 01234 Edson, Alberta

232Rest of World1,841The Americasand Corporate736Asia-PacificTALISMAN PERMANENT EMPLOYEES: 2,809* *Total permanent employees as at December 31, 2013, does not include our joint venture partnership in the UK North Sea – Talisman Sinopec Energy UK Limited, or in Colombia – Equion Energia Limited. PEOPLEThe diverse skills, experiences, cultural backgrounds and perspectives of our employees make Talisman a rewarding place to build a career, while the dynamic nature of our company ensures each day is challenging and interesting. We develop our people through a combination of structured technical and leadership programs which are supplemented with practical, hands-on exposure to new projects and people throughout the company. In response to our new strategic priorities during the year, we focused on the ongoing redeployment of our staff wherever possible. In 2013, over 90 people were redeployed into new roles. In 2013, we undertook a global employee pulse survey to check in with employees. Overall, the results were consistent with a company that is in the midst of a strategic turnaround, however, our employees recognized that our commitment to personal and career development had remained constant. We continue to focus on the areas our employees are most concerned about: a clear vision for Talisman’s future, strong and committed leadership, employee development, and continued efforts to streamline the way we work. Talisman’s 2013 Corporate Responsibility Report will be available from mid-June 2014. For more information, please visit www.talisman-energy.com. Chauvin, CanadaKinabalu, Malaysia9

FINANCIAL INFORMATION Management’s Discussion and Analysis 11 Company Overview 11 Adoption of New Accounting Standards 11 2013 Performance Highlights 12 Financial and Operating Highlights 12 2013 Net Income Variances 13 Operations Review 14 Asset Disposals 25 Farm-Outs 25 Acquisitions 26 Assets Held for Sale 26 Reserves at December 31 27 Liquidity and Capital Resources 28 Sensitivities 31 Commitments and Off-Balance Sheet Arrangements 31 Transactions with Related Parties 33 Risk Management 33 Summary of Quarterly Results 36 Strategy and Outlook 37 Internal Control over Financial Reporting and Disclosure Controls and Procedures 37 Legal Proceedings 38 Application of Critical Accounting Policies and Use of Estimates 38 Accounting Changes 42 Regulatory Development 43 Risk Factors 43 Report of Management 52 Management Report on Internal Control over Financial Reporting 52 Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States) 53 Independent Auditors’ Report of Registered Public Accounting Firm 54 Consolidated Balance Sheets 55 Consolidated Statements of Income (Loss) 56 Consolidated Statements of Comprehensive Income (Loss) 57 Consolidated Statements of Changes in Shareholders’ Equity 58 Consolidated Statements of Cash Flows 59 Notes to the Consolidated Financial Statements 60 Additional Information 114 Consolidated Financial Ratios 114 Ratios and Key Indicators 114 Historical Operations Summary 115 Net Production – After Royalties 116 Product Netbacks – After Royalties 117 Reserves Data and Other Oil and Gas Information Under Canadian Disclosure Requirements 119 Reserves Estimates (Forecast Prices and Costs) 120 Net Present Value of Future Net Revenue 122 Elements of Future Net Revenue 124 Future Net Revenue by Production Group 125 Reconciliation of Changes in Reserves – Continuity of Gross Proved Reserves 126 Continuity of Gross Proved Plus Probable Reserves 129 Undeveloped Reserves 131 Future Development Costs 133 Pricing Assumptions 134 Definitions 135 Wells 136 Properties with no Attributed Reserves 137 Forward Contracts 137 Abandonment and Reclamation Costs 137 Costs Incurred 138 Exploration and Development Activities 138 Production Estimates 140 Reserves Data and Other Oil and Gas Information Under US Disclosure Standards 142 Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices 142 Reserves Reconciliations 144 Discounted Future Net Cash Flows 148 Results of Operations from Oil and Gas Producing Activities 153 Capitalized Costs Relating to Oil and Gas Activities 155 Costs Incurred in Oil and Gas Activities 157 Advisories 159 Abbreviations and Definitions 162 Corporate Governance 163 Investor Information 164 Corporate Information 165 Market Information 168

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

(March 3, 2014)

General

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company) for the year ended December 31, 2013. The Company's Consolidated Financial Statements and the financial data included in this MD&A have been prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interest) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

All comparisons are between the years ended December 31, 2013 and 2012, unless stated otherwise. All amounts presented are in US$, except where otherwise indicated. Abbreviations used in this MD&A are listed in the section "Abbreviations and Definitions".

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's Annual Report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Company Overview

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol TLM.

Unless the context indicates otherwise, references in this MD&A to "Talisman" or the "Company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities, with the exception of the Company's investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion) which are accounted for using the equity method.

Note 32 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. In 2013, Talisman's activities were conducted in four geographic segments for the purposes of financial reporting: North America, Southeast Asia, North Sea and Other. The North America segment includes operations and exploration activities in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and non-operated production in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. In 2013, the Company completed the process of exiting Poland and received government approval to transfer its interests in Sierra Leone. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the "Other" geographic segment or "Rest of the World", expect where otherwise noted.

Adoption of New Accounting Standards

As at and for the year ended December 31, 2012, the Company proportionately consolidated its interests in TSEUK and Equion. Effective January 1, 2013, the Company adopted IFRS 11 Joint Arrangements which requires the Company to account for its investments in TSEUK and Equion using the equity method of accounting and was applied retrospectively. Accordingly, all 2012 amounts reported relating to the Company's investment in Equion have been restated to reflect this change. The Company has elected to not restate 2011 amounts reported for its investment in Equion.

TALISMAN ENERGY ANNUAL REPORT 2013       11

As the TSEUK joint venture was formed on December 17, 2012, in conjunction with Talisman's sale of a 49% equity interest in Talisman Energy (UK) Limited (TEUK), 2012 amounts reported have been restated from December 17, 2012 onwards to reflect this change.

As a result of adopting IFRS 11 and the formation of the TSEUK joint venture in December 2012, amounts reported for 2012 are not comparable with respect to the Company's UK operations. Since December 17, 2012, Talisman's 51% interest in TSEUK is reflected in a single line item entitled "Income (loss) from joint ventures and associates, after tax", which also includes results from the Equion joint venture and results from associates.

References in this MD&A to "Consolidated Subsidiaries" are to Talisman together with its subsidiaries which are consolidated for financial reporting purposes. References to "joint ventures" are to TSEUK and Equion.

2013 Performance Highlights

•
Oil and liquids production from North America, Colombia, Southeast Asia, and Algeria was 100 mbbls/d in 2013, up 10% from 2012.

•
Announced asset sales of $2.2 billion including the sale of the Company's Montney play position in the Farrell Creek and Cypress areas of British Columbia for C$1.5 billion, and the sale of the Company's equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition costs, of approximately $590 million, as well as other minor asset sales in Canada.

•
In Vietnam, the HST / HSD oil field development came on stream in May 2013, ahead of schedule and under budget. In the fourth quarter of 2013, the field produced 14 mbbls/d of oil net to Talisman.

•
General and Administrative (G&A) expenses were 15% lower than 2012 due to the ongoing restructuring of the business.

Financial and Operating Highlights(1)(2)

(millions of $, unless otherwise stated)		2013		2012	2011

Cash provided by operating activities		1,767		2,396	2,812

Net income (loss)		(1,175)		132	776

Common share dividends		277		277	277

Preferred share dividends		8		9	–

Per share ($)

Net income (loss)(3)		(1.15)		0.12	0.76

Diluted net income (loss)(4)		(1.21)		0.01	0.38

Common share dividends		$0.27		$0.27	$0.27

Preferred share dividends	C$	1.05	C$	1.10	–

Total Production (mboe/d)(5)		373		426	426

Production from ongoing operations (mboe/d)(6)		345		364	349

Average sales price ($/boe)		52.93		57.50	65.35

Total revenue and other income		4,486		7,166	8,272

Operating costs ($/boe)		11.41		15.91	14.17

Depreciation, depletion and amortization (DD&A) expense, exploration and dry hole expense		2,271		2,955	2,617

Total exploration and development expenditures from Consolidated Subsidiaries and Joint Ventures		2,885		3,511	4,142

Total assets		19,161		19,337	24,226

Total long-term debt (including current portion)		5,239		4,442	4,895

Cash and cash equivalents, net of bank indebtedness		351		553	414

Total long-term liabilities		7,051		7,362	10,745

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

3)
Net income per share includes an adjustment to the numerator for after tax cumulative preferred share dividends.

4)
Diluted net income per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after tax cumulative preferred share dividends.

5)
Includes production from consolidated subsidiaries and joint ventures.

6)
Production from ongoing operations consists of total production less production from assets sold or held for sale.

12       TALISMAN ENERGY ANNUAL REPORT 2013

2013 Net Income Variances

(millions of $)

2012 net income	132

Favourable (unfavourable) variances(1):

Commodity prices(2)	215

Production volumes(2)	(2,254)

Unlifted oil	162

Royalties(2)	(238)

Other Income	25

Income from joint ventures and associates, after tax	(590)

Operating & transportation expenses	958

General and administrative (G&A) expense	76

DD&A expense	449

Impairment	1,643

Dry hole expense	149

Exploration expense	86

Finance costs	(59)

Share-based payments recovery	(112)

Gain on disposals	(1,524)

Loss on held-for-trading financial instruments	(47)

Other	11

Current taxes (including Petroleum Revenue Tax (PRT))	169

Deferred taxes (including PRT)	(426)

Total variances	(1,307)

2013 net loss	(1,175)

1)
Variances are before tax except for current and deferred taxes, unless otherwise noted.

2)
In the commentary that follows, the term "sales" refers to the net impact of commodity prices, production volumes and royalties.

The significant variances from 2012, as summarized in the net income variances table, are:

•
Higher realized prices on natural gas production, partially offset by lower realized prices on oil and liquids production in North America and Southeast Asia;

•
Reduced production volumes in the North Sea due to the sale of 49% of Talisman's UK business in December 2012, the application of equity accounting to the TSEUK joint venture, natural decline, and unplanned outages;

•
Decreased oil inventory in Vietnam, Indonesia and Algeria, partially offset by increased oil inventory in Norway and Australia;

•
Higher royalties in North America and Southeast Asia;

•
Income from joint ventures and associates, after tax was impacted by unplanned production outages, increased operating expense, higher DD&A expense, and asset impairments of $829 million pre-tax ($345 million after tax) net to Talisman in the TSEUK joint venture, partially offset by income from the Equion joint venture and the Ocensa pipeline;

•
Lower operating expenses due to the application of equity accounting to the TSEUK joint venture, partially offset by increased operating expenses in Southeast Asia;

•
Lower DD&A expense due to the application of equity accounting to the TSEUK joint venture, partially offset by increased DD&A expense in Southeast Asia and North America;

•
Net impairments of $543 million in 2013 in the North Sea compared to impairments of $1.9 billion in 2012. Due to the application of equity accounting to the TSEUK joint venture, asset impairments of $829 million pre-tax ($345 million after tax) net to Talisman in TSEUK were recorded with "Income (loss) from joint ventures and associates, after tax" on the Consolidated Statement of Income in 2013;

•
Reduced dry hole expense due to fewer unsuccessful exploration wells;

TALISMAN ENERGY ANNUAL REPORT 2013       13

•
Share based payments expense relating primarily to the long-term Performance Share Unit (PSU) plan, Restricted Share Unit (RSU) plan and Deferred Share Unit (DSU) plans, compared to a recovery in 2012;

•
A non-taxable gain recorded on the disposal of Talisman's UK business of $860 million, and gains recorded on the disposition of North American assets in 2012;

•
A reduction in current income tax expense primarily driven by lower revenues in the North Sea, and due to the sale of a 49% equity interest in Talisman's UK business in 2012; and

•
A reduction in deferred income tax recovery due primarily to lower impairments in the North Sea, partially offset by the sale of Talisman's equity investment in the Ocensa pipeline.

Operations Review

Results Summary

Sales of oil, liquids and natural gas in 2013 were $4.7 billion, down 31% from 2012 due primarily to the sale of 49% of Talisman's UK North Sea business in 2012, the application of equity accounting to the TSEUK joint venture, lower production in North America and the North Sea, and lower realized prices for oil and liquids. This was partially offset by increased sales of natural gas due to higher realized prices in 2013.

Oil and liquids sales decreased by $2.2 billion due to the sale of 49% of Talisman's UK North Sea business in 2012, the application of equity accounting to the TSEUK joint venture, lower production in the North Sea, and lower realized prices. This was partially offset by higher production of oil and liquids in North America and Southeast Asia. The overall realized price for oil and liquids was 9% lower in 2013, compared to 2012.

Natural gas sales increased by $59 million due primarily to higher realized prices which increased by 14% compared to 2012. This was primarily due to higher realized prices for natural gas in North America and Southeast Asia which increased by 33% and 2% respectively compared to 2012. Higher realized prices were partially offset by lower natural gas production in North America and the North Sea.

In North America, sales of oil, liquids and natural gas were $1.6 billion, an increase of 14% from 2012 due primarily to increased oil and liquids production in the Eagle Ford, and higher realized prices on natural gas, partially offset by lower natural gas production in the Marcellus. Operating expenses, transportation expense, and DD&A increased by 5% year over year.

In Southeast Asia, sales of oil, liquids and natural gas were $2.2 billion, 1% higher than 2012 due primarily to higher realized prices for natural gas, partially offset by lower realized prices for oil and liquids. Production increases from the start-up of HST / HSD in Vietnam in the second quarter, and a full year of production from Kinabalu in Malaysia were partially offset by reduced production from Kitan in Australia due to well performance. Operating expenses, transportation expense and DD&A increased by 20%.

In the North Sea, sales of oil, liquids and natural gas were $577 million, 80% lower than 2012 due primarily to the sale of 49% of Talisman's UK North Sea business in 2012, the application of equity accounting to the TSEUK joint venture, and lower production due to natural decline and unplanned outages.

In the rest of the world, sales of oil, liquids and natural gas were $230 million, 5% higher than 2012. Production increases in Colombia from the Akacias field were offset by reduced production in Algeria due to government restrictions.

14       TALISMAN ENERGY ANNUAL REPORT 2013

Daily Average Production(1)(2)

	Gross before royalties			Net of royalties

	2013	2012	2011	2013	2012	2011

Oil and liquids from Consolidated Subsidiaries (mbbls/d)

North America	35	27	23	27	23	19

Southeast Asia	44	42	34	24	24	17

North Sea	14	70	98	14	69	97

Other	12	12	23	6	6	13

	105	151	178	71	122	146

Oil and liquids from Joint Ventures (mbbls/d)

TSEUK	18	1	–	18	1	–

Equion	9	10	–	8	8	–

	27	11	–	26	9	–

Total Oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	132	162	178	97	131	146

Natural gas from Consolidated Subsidiaries (mmcf/d)

North America	883	985	899	774	871	803

Southeast Asia	516	524	506	346	357	351

North Sea	7	31	52	7	31	52

Other	–	–	34	–	–	27

	1,406	1,540	1,491	1,127	1,259	1,233

Natural gas from Joint Ventures (mmcf/d)

TSEUK	2	–	–	2	–	–

Equion	43	42	–	34	33	–

	45	42	–	36	33	–

Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,451	1,582	1,491	1,163	1,292	1,233

Total Daily Production from Consolidated Subsidiaries (mboe/d)

North America	182	192	173	156	168	153

Southeast Asia	130	129	119	82	84	75

North Sea	15	75	106	15	74	106

Other	12	12	28	6	6	17

	339	408	426	259	332	351

Total Daily Production From Joint Ventures (mboe/d)

TSEUK	18	1	–	18	1	–

Equion	16	17	–	14	14	–

	34	18	–	32	15	–

Total Daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)	373	426	426	291	347	351

Less production from assets sold or held for sale (mboe/d)(3)

North America	24	31	36	22	30	32

Southeast Asia	4	6	6	3	4	4

North Sea	–	25	35	–	25	34

	28	62	77	25	59	70

Total production from ongoing operations (mboe/d)	345	364	349	266	288	281

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

3)
Includes assets sold or held for sale through December 31, 2013 and properties for which the Company reached agreement to sell in western Canada in February 2014.

TALISMAN ENERGY ANNUAL REPORT 2013       15

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

Production from ongoing operations decreased by 5% compared to 2012 due primarily to reduced production from the North Sea.

In North America, total production decreased by 5%, and production from ongoing operations decreased by 2% compared to 2012. Capital investment in North America continues to be prioritized towards liquids-rich opportunities, resulting in oil and liquids increasing from 14% to 19% of the overall North American production mix for 2013. Oil and liquids production increased by 30% due principally to increased development activity in the Eagle Ford, where production has grown from 9 mbbls/d to 18 mbbls/d of liquids. This was partially offset by natural decline in Canada. Natural gas production decreased by 10% due to natural declines, and reduced development activity in the Marcellus, partially offset by increased development activity in Eagle Ford.

In Southeast Asia, total production increased by 1%, and production from ongoing operations increased by 2%. Oil and liquids production, which comprised 34% of the 2013 total production mix, increased by 5% due principally to the start-up of HST / HSD in Vietnam in the second quarter, and a full year of production from Kinabalu in Malaysia. These were partially offset by reduced production from Kitan in Australia due to well performance. Natural gas production decreased by 2% due principally to planned turnarounds at PM-3 in Malaysia.

In the North Sea, including Norway and the TSEUK joint venture, total production decreased by 57% due principally to the sale of 49% of Talisman's UK North Sea business in 2012. Production in Norway declined by 38% (from 24 mboe/d to 15 mboe/d) due principally to pressure decline at Rev, which resulted in the field being shut-in in May 2013, and natural declines in Brage and Varg. In the TSEUK joint venture, production from ongoing operations decreased by 33% (from 27 mboe/d to 18 mboe/d) due principally to unplanned outages at several fields.

In the other segment, including the Equion joint venture, production was 28 mboe/d in 2013 compared to 29 mboe/d in 2012. Production in Algeria decreased due to government restrictions, and was partially offset by increased production in Colombia from the Akacias field. In Colombia, seven successful appraisal wells were drilled in Akacias and two were drilling at year end. Four wells were on long-term test production in 2013.

Volumes Produced Into (Sold Out of) Inventory(1)(2)(3)

	2013	2012	2011

Southeast Asia – bbls/d	(2,630)	920	960

North Sea – bbls/d	525	(468)	(687)

Other – bbls/d	(410)	450	400

Total produced into (sold out of) inventory – bbls/d	(2,515)	902	673

Total produced into (sold out of) inventory – mmbbls	(0.9)	0.3	0.2

Inventory at December 31 – mmbbls	1.2	2.1	1.9

1)
Gross before royalties.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the "Daily Average Production" table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the year ended December 31, 2013, volumes in inventory decreased from 2.1 mmbbls to 1.2 mmbbls due principally to decreased inventories in Vietnam, Indonesia and Algeria, partially offset by increased inventories in Norway and Australia.

16       TALISMAN ENERGY ANNUAL REPORT 2013

Company Netbacks(1)(2)(3)

	Gross before royalties			Net of royalties

	2013	2012	2011	2013	2012	2011

Oil and liquids ($/bbl)

Sales price	94.65	103.79	107.04	94.65	103.79	107.04

Royalties	31.41	20.20	19.69	–	–	–

Transportation	1.28	1.37	1.29	1.91	1.70	1.58

Operating costs	21.84	32.33	25.72	32.69	40.15	31.49

	40.12	49.89	60.34	60.05	61.94	73.97

Natural gas ($/mcf)

Sales price	5.73	5.03	5.92	5.73	5.03	5.92

Royalties	1.41	1.20	1.24	–	–	–

Transportation	0.28	0.26	0.24	0.37	0.34	0.31

Operating costs	1.12	1.04	0.98	1.50	1.36	1.24

	2.92	2.53	3.46	3.86	3.33	4.37

Total $/boe (6mcf=1boe)

Sales price	52.93	57.50	65.35	52.93	57.50	65.35

Royalties	15.54	12.03	12.54	–	–	–

Transportation	1.56	1.48	1.39	2.20	1.87	1.72

Operating costs	11.41	15.91	14.17	15.69	20.46	17.68

	24.42	28.08	37.25	35.04	35.17	45.95

1)
Netbacks do not include pipeline operations.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

During 2013, the Company's average gross netback was $24.42/boe, 13% lower than 2012 due principally to lower realized prices and higher royalties, partially offset by lower operating costs. Operating costs decreased as the high unit operating cost from the UK was included in 2012, and excluded from 2013 due to the application of equity accounting to the TSEUK joint venture.

Talisman's realized net price of $52.93/boe was 8% lower than 2012, due principally to lower realized prices on oil and liquids, which were down by 9% from 2012, partially offset by higher realized prices on natural gas which increased by 14%.

The Company's realized net sale price includes the impact of physical commodity contracts, but does not include the impact of financial commodity price derivatives discussed in the "Risk Management" section of this MD&A.

TALISMAN ENERGY ANNUAL REPORT 2013       17

Commodity Prices and Exchange Rates(1)(2)(3)

	2013	2012	2011

Oil and liquids ($/bbl)

North America	66.70	69.39	75.19

Southeast Asia	108.56	111.69	115.82

North Sea	109.69	111.84	110.75

Other	107.32	108.52	110.32

	94.65	103.79	107.04

Natural gas ($/mcf)

North America	3.49	2.63	3.93

Southeast Asia	9.44	9.28	9.30

North Sea	14.85	9.79	8.62

Other	–	–	4.22

	5.73	5.03	5.92

Company $/boe (6mcf=1boe)	52.93	57.50	65.35

Benchmark prices and foreign exchange rates

WTI ($/bbl)	97.97	94.22	95.13

Dated Brent ($/bbl)	108.66	111.61	111.27

Tapis ($/bbl)	114.46	117.03	117.11

NYMEX ($/mmbtu)	3.67	2.80	4.07

AECO (C$/gj)	3.00	2.28	3.48

C$/US$ exchange rate	1.03	1.00	0.99

UK£/US$ exchange rate	0.64	0.63	0.62

1)
2013 represents prices from consolidated subsidiaries and excludes prices from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

In North America, realized oil and liquids prices decreased by 4% in 2013, consistent with movement in benchmark prices (Western Canadian Select in Canada and Louisiana Light Sweet in the United States). In Southeast Asia, and the North Sea, realized oil and liquids prices decreased by 3% and 2% respectively, consistent with decreases in Brent and Tapis crude.

Due to these reasons, and due to the application of equity accounting to the TSEUK joint venture, Talisman's overall realized oil and liquids price of $94.65/bbl, decreased by 9% compared to 2012. Realized oil and liquids prices in the North Sea in 2012 included prices from both the UK and Norway, whereas realized prices in 2013 only include Norway. As a result, the realized oil and liquids price in 2013 was more heavily weighted to North American oil and liquids prices.

In North America, realized natural gas prices increased by 33% in 2013, consistent with increases in NYMEX and AECO prices. In Southeast Asia, realized natural gas prices increased by 2%. A significant portion of natural gas pricing in Southeast Asia is linked to oil based indices. For example, Corridor gas prices averaged $10.64/mcf in 2013, where 53% of sales are referenced to Duri crude and other oil indices on an energy equivalent basis. Due to these reasons, Talisman's overall realized natural gas price of $5.73/mcf increased by 14% compared to 2012.

18       TALISMAN ENERGY ANNUAL REPORT 2013

Royalties(1)(2)(3)(4)

	2013		2012		2011

	Rate (%)	$ million	Rate (%)	$ million	Rate (%)	$ million

North America	16	321	14	239	13	255

Southeast Asia	39	1,413	36	1,243	40	1,236

North Sea	–	–	1	18	1	25

Other	54	270	55	267	43	402

	30	2,004	21	1,767	19	1,918

1)
Includes impact of royalties related to sales volumes.

2)
2013 represents royalties from consolidated subsidiaries and excludes royalties from equity investees.

3)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

4)
2011 has not been restated for the change to equity accounting.

The corporate royalty rate was 30%, up from 21% in 2012 due primarily to higher royalty rates in North America and Southeast Asia. Additionally, the low royalty rate from the UK was included only up to December 17, 2012 and was then excluded due to the application of equity accounting to the TSEUK joint venture.

In North America, royalty rates increased in Canada due principally to drilling credits in British Columbia which were fully utilized in the fourth quarter of 2012 and higher liquids pricing in Canada. Royalty rates were stable in the United States compared to 2013.

In Southeast Asia, royalty rates increased due primarily to new production from Kinabalu in Malaysia and HST / HSD in Vietnam, and lower capital expenditures at PM-3 in Malaysia.

In the rest of the world, royalty rates were stable compared to 2013.

Unit Operating Expenses(1)(2)(3)

	Gross before royalties			Net of royalties

($/boe)	2013	2012	2011	2013	2012	2011

North America	8.42	7.91	7.11	9.81	9.05	8.04

Southeast Asia	10.92	9.03	8.78	17.26	13.88	13.82

North Sea	55.39	49.73	33.60	55.39	50.03	33.79

Other	6.47	6.81	7.07	13.84	14.96	11.65

	11.41	15.91	14.17	15.69	20.46	17.68

1)
2013 represents unit operating expenses from consolidated subsidiaries, and excludes unit operating expenses from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

Total Operating Expenses(1)(2)(3)

(millions of $)	2013	2012	2011

North America	568	564	454

Southeast Asia	532	418	372

North Sea	302	1,350	1,292

Other	30	29	72

	1,432	2,361	2,190

1)
2013 represents operating expenses from consolidated subsidiaries, and excludes operating expenses from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

Total operating expenses decreased by $929 million as operating expenses of $1.0 billion from Talisman's UK business were included in 2012, and were excluded in 2013 due to the application of equity accounting to the TSEUK joint venture. These were partially offset by increased operating expenses in Southeast Asia.

In North America, total operating expenses were stable compared to 2013 where increased activity in the Eagle Ford was offset by lower Pennsylvania Impact Fees as a result of a retrospective portion which was paid in 2012. Unit operating expenses in North America increased by 6% due to lower production volumes.

TALISMAN ENERGY ANNUAL REPORT 2013       19

In Southeast Asia, total operating expenses increased by 27% due primarily to new liquids production from HST / HSD in Vietnam, and Kinabalu in Malaysia, maintenance at PM-3 in Malaysia, and the timing of liftings. These were partially offset by reduced operating expenses in Indonesia resulting from the sale of the Company's interest in the Offshore Northwest Java PSC in May 2013. Unit operating expenses increased by 21% due primarily to higher rates on new production in Malaysia and Vietnam.

In the North Sea, total operating expenses in 2012 included the UK and Norway operations. Total operating expenses in 2013 excludes the TSEUK joint venture due to the application of equity accounting. In Norway, operating expenses were down by 16% (from $348 million to $292 million) due principally to the cessation of operational activity in the Yme field in February 2013, the timing of liftings, reduced maintenance activity at Gyda, and lower production at Rev, partially offset by increased maintenance activity at Varg. Unit operating costs in Norway increased by 41% (from $39.23/boe to $55.39/boe) due to lower production volumes.

In the rest of the world, total operating expenses were stable compared to 2012.

Unit operating expense for the Company decreased by 28% to $11.41/boe due to the reasons noted above.

Unit Depreciation, Depletion and Amortization (DD&A) Expense(1)(2)(3)

	Gross before royalties			Net of royalties

($/boe)	2013	2012	2011	2013	2012	2011

North America	18.25	16.25	13.50	21.25	18.58	15.26

Southeast Asia	10.05	9.13	7.10	15.71	14.10	11.22

North Sea	36.69	28.15	17.21	36.69	28.30	17.31

Other	6.59	6.74	11.82	12.97	17.69	20.92

	15.42	16.13	12.55	20.11	19.65	15.28

1)
2013 represents unit DD&A expense from consolidated subsidiaries, and excludes unit DD&A expense from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

Total DD&A Expense(1)(2)(3)

(millions of $)	2013	2012	2011

North America	1,211	1,140	852

Southeast Asia	486	427	305

North Sea	195	774	671

Other	30	30	121

	1,922	2,371	1,949

1)
2013 represents DD&A expense from consolidated subsidiaries, and excludes DD&A expense from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

Total DD&A expense decreased by $449 million as DD&A expense of $579 million from Talisman's UK business was included in 2012, and was excluded from 2013 due to the application of equity accounting to the TSEUK joint venture. This was partially offset by increased DD&A expense in North America and Southeast Asia.

DD&A expense in North America increased by 6% primarily due to increased production and higher unit rates in the Eagle Ford, partially offset by lower production in Canada and Marcellus. Unit DD&A expense increased by 12%.

In Southeast Asia, DD&A expense increased by 14%, and unit DD&A expense increased by 10%, due principally to the addition of higher DD&A rate properties from HST / HSD in Vietnam and Kinabalu in Malaysia, partially offset by reduced DD&A expense in Australia due to lower production.

In the North Sea, DD&A expense for Norway decreased by 10% (from $216 million to $195 million) due principally to lower production, partially offset by higher rates.

In the rest of the world, total DD&A expense and unit DD&A expense was stable compared to 2012.

Unit DD&A expense for the Company decreased by 4% to $15.42/boe due to the reasons noted above.

For additional information relating to DD&A, refer to the "Application of Critical Accounting Policies and Use of Estimates" section of this MD&A.

20       TALISMAN ENERGY ANNUAL REPORT 2013

Impairment(1)(2)

(millions of $)	2013	2012	2011

Impairment losses

North America	332	363	129

Southeast Asia	55	–	–

North Sea(3)	554	1,942	231

Other	16	284	–

	957	2,589	360

Impairment reversals

North America	–	–	–

Southeast Asia	–	–	(16)

North Sea	(11)	–	(118)

Other	–	–	–

	(11)	–	(134)

Net impairment	946	2,589	226

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

3)
2013 North Sea impairment expense includes a non-taxable impairment of goodwill of $185 million.

During 2013, the Company recorded an impairment expense of $332 million pre-tax ($252 million after tax) in North America. The majority of this impairment, $309 million pre-tax ($231 million after tax), was recorded in conventional properties in Canada as a result of the Company lowering its long-term natural gas price assumptions by approximately 25% over last year's assumptions and upward revisions in cost estimates.

During 2013, Kitan in Australia was impacted by well performance issues and, as a result, the Company made a downward revision of estimated recoverable reserves and recorded an impairment expense of $55 million pre-tax ($27 million after tax).

During 2013 in Norway, the Company recorded a net impairment expense of $358 million pre-tax ($79 million after tax). The impairments are primarily as a result of increased decommissioning costs on Gyda and Rev, and negative reserve revisions on Varg.

During 2013, the Company recorded a non-taxable impairment of $185 million relating to North Sea goodwill arising from the diminution of the Company's view of the value of its North Sea assets.

During 2013, the Company recorded $16 million pre-tax ($16 after tax) of impairment expense in the "Other" segment relating primarily to Sierra Leone and Peru. In 2013, the Company received government approval to transfer all of its interests in Sierra Leone, and was in the process of exiting Peru.

Dry Hole Expense(1)(2)

(millions of $)	2013	2012	2011

North America	–	22	6

Southeast Asia	60	77	127

North Sea	18	45	106

Other	11	94	2

	89	238	241

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

In 2013, dry hole expense principally relates to the write-off of unsuccessful exploration wells in Vietnam, Malaysia, Norway, Colombia and Sierra Leone.

TALISMAN ENERGY ANNUAL REPORT 2013       21

Exploration Expense(1)(2)

(millions of $)	2013	2012	2011

North America	39	29	70

Southeast Asia	59	92	208

North Sea	39	46	40

Other	123	179	109

	260	346	427

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expense. These costs are expensed as incurred.

In North America, exploration expense increased by $10 million relative to 2012 due principally to higher lease rental expenses in the Marcellus and more seismic data acquisition in the Montney and Duvernay.

In Southeast Asia, exploration expense decreased by $33 million relative to 2012 due principally to reduced seismic activity in Malaysia, Vietnam, and Indonesia, partially offset by higher seismic activity in Papua New Guinea.

In the North Sea, exploration expense decreased by $7 million in 2013 due to the application of equity accounting to the TSEUK joint venture, partially offset by higher license fees in Norway.

Exploration expense in the rest of the world decreased by $56 million due to primarily to the cessation of operating activity in Peru, Poland and Sierra Leone. These were partially offset by increased seismic activity in the Kurdistan Region of Iraq and Colombia.

Income (Loss) from Joint Ventures and Associates(1)(2)(3)

(millions of $)	2013	2012	2011

TSEUK	(450)	(46)	–

Equion	116	361	–

Oleoducto Central S.A. (Ocensa)	59	–	–

	(275)	315	–

1)
Includes the Company's proportionate interest in joint ventures and associates as disclosed in note 8 to the 2013 audited Consolidated Financial Statements.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

The 2013 loss of $450 million after tax in the TSEUK joint venture was due primarily to asset impairments of $651 million pre-tax ($277 million after tax) net to Talisman recorded in the fourth quarter of 2013 as a result of negative reserve revisions influenced by poor reservoir and asset performance, increased decommissioning cost estimates, and higher development and operating cost estimates. In addition, an asset impairment of $178 million pre-tax ($68 million after tax) net to Talisman was recorded in the first quarter of 2013 due to the failure of a well. The 2013 loss was also influenced by other factors including higher DD&A expense due to negative reserve revisions ($203 million pre-tax, $77 million after tax), lower production, and higher operating costs due to unplanned turnaround activity.

The Company's net value of investment in the TSEUK joint venture was reduced from $401 million as at September 30, 2013 to $206 million as at December 31, 2013 due primarily to the reasons noted above.

Income of $116 million after tax represents Talisman's 49% interest in the Equion joint venture in Colombia. In 2012, Talisman revalued its investment which resulted in a gain of $365 million before tax net to Talisman which was recorded in Equion.

Income of $59 million after tax from Ocensa represents Talisman's interest in a pipeline business in Colombia. In December 2013, Talisman sold its 12.152% equity interest in the Ocensa pipeline for proceeds, net of disposition costs, of approximately $590 million. Talisman retained its crude oil transportation rights in the pipeline and retained its option to transport proprietary crude and to market any unused capacity to third parties.

22       TALISMAN ENERGY ANNUAL REPORT 2013

Corporate and Other(1)(2)(3)

(millions of $)	2013	2012	2011

G&A expense	434	510	431

Finance costs	331	272	278

Share-based payments expense (recovery)	49	(63)	(310)

Loss on held-for-trading financial instruments	140	93	210

Gain on disposals	(100)	(1,624)	(192)

Other income	109	84	78

Other expenses, net	113	124	161

1)
2013 represents corporate and other expense from consolidated subsidiaries, and excludes corporate and other expense from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

G&A expense decreased by $76 million relative to 2012 due principally to the ongoing restructuring of the business throughout 2013.

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities, less interest capitalized. Finance costs increased by $59 million in 2013 due primarily to a reduction in capitalized interest in the North Sea due to the application of equity accounting to the TSEUK joint venture and the cessation of interest capitalization in the Yme field effective January 1, 2013 in Norway. This was partially offset by reduced accretion expense in the UK, due to the application of equity accounting to the TSEUK joint venture.

Share based payments expense in 2013 was $49 million, due principally to expenses related to the long-term Performance Share Unit (PSU) plan, Restricted Share Unit (RSU) plan and Deferred Share Unit (DSU) plans, partially offset by a recovery related to stock options.

Talisman recorded a loss on held-for-trading financial instruments of $140 million in 2013, due principally to an increase in oil and natural gas forward prices. See the "Risk Management" section of this MD&A for further details concerning the Company's financial instruments.

The 2013 gain on disposals arose largely from the sale of Talisman's 12.152% equity interest in the Ocensa pipeline in Colombia, sales of non-core assets in western Canada, and the sale of Talisman's 5.03% interest in the Offshore Northwest Java Production Sharing Contract (PSC) in Indonesia. Refer to the "Asset Disposals" section of this MD&A.

Other income of $109 million includes pipeline, processing, marketing, and investment income. Other income also includes $32 million from the sale of excess capacity of the Ocensa pipeline in Colombia which Talisman is not currently utilizing. In respect of the sale of Talisman's 12.152% equity interest in the Ocensa pipeline in December 2013, the Company retained its crude oil transportation rights and retained its option to transport proprietary crude and to market any unused capacity to third parties.

Other expense includes restructuring costs of $44 million, a foreign exchange loss of $18 million, and other miscellaneous expenses, partially offset by a recovery of $10 million related to a favourable court ruling on a drilling contract dispute.

Income Taxes(1)(2)(3)

(millions of $)	2013	2012	2011

Income (loss) before taxes	(1,322)	(272)	2,445

Less: PRT

Current	33	102	121

Deferred	5	(25)	52

Total PRT	38	77	173

	(1,360)	(349)	2,272

Income tax expense (recovery)

Current income tax	590	690	1,320

Deferred income tax	(775)	(1,171)	176

Income tax expense (recovery) (excluding PRT)	(185)	(481)	1,496

Effective income tax rate (%)	14%	138%	66%

1)
2013 represents income taxes from consolidated subsidiaries, and excludes income taxes from equity investees.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

3)
2011 has not been restated for the change to equity accounting.

TALISMAN ENERGY ANNUAL REPORT 2013       23

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income. The effective tax rate was impacted by pre-tax losses of $988 million in Norway where tax rates are 78%, and pre-tax losses of $634 million in North America where tax rates are between 25% and 39%, partially offset by pre-tax income of $947 million in Southeast Asia where tax rates range from 30% to 55%.

In addition to the jurisdictional mix of income, the effective tax rate in 2013 was also impacted by:

•
Not recording $221 million of tax benefit associated with book losses in the US;

•
Deferred taxes on the Company's sale of its investment in the Ocensa pipeline in Colombia;

•
Not recognizing tax benefits associated with operations in Papua New Guinea, the Kurdistan Region of Iraq, Sierra Leone, and Vietnam exploration blocks;

•
Non-taxable corporate hedging losses; and

•
Recognition of deferred tax assets related to Vietnam operations of $77 million.

The Company's 2012 effective tax rate was impacted by pre-tax losses of $1.4 billion in the North Sea where tax rates range from 62% to 78%, and pre-tax losses of $784 million in North America where tax rates are between 25% and 39%, partially offset by pre-tax income of $1.1 billion in Southeast Asia where tax rates range from 30% to 55%.

In addition to the jurisdictional mix of income, the effective tax rate in 2012 was also impacted by:

•
An $860 million gain on the sale of a 49% equity interest in TEUK which was non-taxable;

•
The Company derecognized $429 million of deferred tax assets related to the Company's US operations because of a recent history of cumulative book losses;

•
The Company recorded deferred taxes of $137 million as a result of a legislative change in the UK in 2012 which restricted tax relief for decommissioning expenditures to a 50% tax rate from the UK tax rate of 62%;

•
The Company did not recognize tax benefits associated with impairments in Peru, the Kurdistan Region of Iraq, and Poland.

The reduction of $100 million in current taxes from $690 million in 2012 to $590 million in 2013 was primarily driven by lower revenues in the North Sea, and due to the sale of a 49% equity interest in Talisman's UK business in 2012.

The deferred tax recovery of $775 million in 2013 compared to a deferred tax recovery of $1.2 billion in 2012 was due principally to lower impairments in the North Sea and the sale of Talisman's equity investment in the Ocensa pipeline. The deferred tax recovery associated with the lower impairments and gain on disposal was offset by deferred tax expense on the sale of 49% of Talisman's UK business, the revaluation of foreign exchange on tax pools denominated in a foreign currency, and the gains associated with non-core asset disposals in Canada in 2012.

Capital Expenditures(1)(2)

($ millions)	2013	2012	2011

North America	1,283	1,562	2,155

Southeast Asia	482	421	487

North Sea	381	1,149	1,205

Other	161	230	295

Exploration and development expenditure from subsidiaries(3)	2,307	3,362	4,142

Corporate, IS and Administrative	41	138	159

Acquisitions	111	160	1,319

Proceeds of dispositions(4)	(146)	(964)	(569)

Net capital expenditure for subsidiaries	2,313	2,696	5,051

TSEUK	460	24	–

Equion	118	125	–

Exploration and development expenditure from joint ventures(5)	578	149	–

Net capital expenditure for consolidated subsidiaries and joint ventures	2,891	2,845	5,051

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2011 has not been restated for the change to equity accounting.

3)
Excludes exploration expense of $260 million in 2013 (2012 – $346 million; 2011 – $427 million).

4)
Excludes proceeds, net of disposition costs, of approximately $590 million from the disposal of the Company's 12.152% equity interest in the Ocensa pipeline in Colombia in December 2013.

5)
Represents the Company's proportionate interest, excluding exploration expensed of $19 million net in 2013 (2012 – $nil; 2011 – $nil).

24       TALISMAN ENERGY ANNUAL REPORT 2013

North America capital expenditures were $1.3 billion in 2013, a decrease of 18% from 2012. Of this, $1.2 billion related to development activity, with the majority spent in the Eagle Ford, Marcellus, Montney and Canadian conventional programs. The remaining capital was mainly invested in appraisal drilling activities, largely in the Duvernay.

In Southeast Asia, capital expenditures of $482 million included $353 million on development, with the majority spent in Vietnam, Indonesia and Malaysia. The majority of the $129 million for exploration was spent in Vietnam, Malaysia and Papua New Guinea.

In Norway, capital expenditures of $381 million included $332 million of development, primarily related to development drilling at Varg and Gyda, the Varg gas export, and development activity at Brynhild, Brage and Veslefrikk.

In the rest of the world, capital expenditures of $161 million included $144 million of exploration drilling in Colombia, and the Kurdistan Region of Iraq.

Corporate, Information Systems, and Administrative capital expenditures of $41 million consisted primarily of computer systems, computer equipment, and leaseholder improvements in Canada.

In the TSEUK joint venture, capital expenditures of $460 million consisted primarily of development activity at Montrose, Claymore, Clyde, Tartan, and Arkwright. In the Equion joint venture, capital expenditures of $118 million were primarily for development activities.

Information related to details and funding of the planned 2014 capital expenditures program is included in the "Strategy and Outlook" section of this MD&A.

Asset Disposals

Sale of Colombian Pipeline Interest

In December 2013, Talisman sold its 12.152% equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition costs, of approximately $590 million, resulting in a pre-tax gain of $34 million. Talisman retained its crude oil transportation rights in the pipeline and retained its option to transport proprietary crude and to market any unused capacity to third parties.

North America Dispositions

Subsequent to December 31, 2013, Talisman reached an agreement to sell non-core assets in western Canada for proceeds of C$67 million.

In November 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $35 million, resulting in a pre-tax loss of $3 million ($2 million after tax).

In May 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $63 million, resulting in a pre-tax gain of $52 million ($39 million after tax).

In June 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in a pre-tax gain of $256 million ($189 million after tax).

In March 2012, Talisman sold non-core coal assets in northeast British Columbia for cash consideration of $496 million. The carrying value of these assets was $nil and a pre-tax gain of $496 million ($372 million after tax) was recorded.

Southeast Asia Disposition

In May 2013, Talisman completed the sale of its 5.03% interest in the Offshore Northwest Java Production Sharing Contract (PSC) in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after tax).

Sale of 49% Equity Interest in Talisman Energy (UK) Limited (TEUK) to China Petrochemical Corporation (Sinopec)

On December 17, 2012, Talisman completed the sale of a 49% equity interest in TEUK, now renamed TSEUK, which owned substantially all of Talisman's UK assets, to Addax Petroleum UK Limited (Addax), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion, based on an effective date of January 1, 2012. This newly created entity was accounted for using the equity method effective December 17, 2012.

Farm-Outs

In October 2012, the Company reached agreements to farm down its working interest in the Block SL04B-10 in Sierra Leone from 80% to 30%, including a reimbursement of past costs.

TALISMAN ENERGY ANNUAL REPORT 2013       25

In February 2012, Talisman reached an agreement with Mitsubishi to farm-out interests in nine of the Company's licences in Papua New Guinea's onshore Western Province. The agreement has been approved by all partners and government approval was obtained in July 2012. This agreement is valued at approximately $280 million and is being paid in the form of a capital carry. Following the farm-out, the Company's equity position averages 40% in these nine licences.

Acquisitions

Vietnam Acquisition

In July 2013, Talisman acquired a 55% working interest and operatorship of exploration and evaluation assets in Block 07/03 offshore Vietnam via two separate transactions with a total acquisition cost of $95 million. The block is adjacent to the Company's existing position in the Nam Con Son Basin.

Kinabalu PSC

The Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, acquiring ownership of a 60% working interest in the Kinabalu PSC as well as assuming operatorship on December 26, 2012. As consideration for receipt of the PSC interest, the Company paid to PETRONAS a financial commitment in the amount of $50 million in January 2013.

Kurdistan Acquisition

In August 2012, the Company entered into an agreement with the Kurdistan Regional Government for a further investment of $50 million in the Kurdamir and Topkhana blocks.

Assets Held For Sale

In 2013, Talisman reached an agreement to sell part of its Montney acreage in northeast British Columbia for total cash consideration of C$1.5 billion. The transaction represents the sale of Talisman's Montney play position in the Farrell Creek and Cypress areas of British Columbia, and C$800 million of remaining third party capital carry. These assets have been classified as held for sale in the Consolidated Balance Sheet.

In accordance with IFRS, assets and liabilities associated with assets held for sale are aggregated and presented as current on the Consolidated Balance Sheet without restatement of comparative information. Operating results are included in the Consolidated Statement of Income until the transaction is complete. The transaction is expected to close during the first half of 2014 following receipt of regulatory approvals.

The following information relates to the assets classified as held for sale related to the Montney transaction:

Balance Sheet of Assets Held for Sale

December 31,	2013

Assets

Cash	14

Accounts receivable	12

Property, plant and equipment	644

Exploration and evaluation assets	92

Goodwill	14

Assets held for sale	776

Liabilities

Accounts payable and accrued liabilities	13

Decommissioning liabilities	9

Deferred tax liabilities	138

Liabilities associated with assets held for sale	160

26       TALISMAN ENERGY ANNUAL REPORT 2013

Results of Assets Held for Sale

	2013	2012

Revenue	88	65

Operating expense	(23)	(20)

DD&A expenses	(63)	(91)

Operating results before tax	2	(46)

Income tax expense (recovery)	1	(12)

Operating results (loss) after tax	1	(34)

Daily Average Production Volumes of Assets Held for Sale

	2013	2012

Oil and liquids (mbbls/d)	–	–

Natural gas (mmcf/d)	67	70

Total Daily Production (mboe/d)	11	12

Reserves at December 31

Disclosure Requirements

As a Canadian public company, Talisman is subject to the oil and gas disclosure requirements of National Instrument 51-101 (NI 51-101) of the Canadian Securities Administrators. Information regarding the pricing assumptions used in the preparation of the estimates of NI 51-101 reserves is set forth in Schedule A of Talisman's AIF dated March 3, 2014.

Talisman's gross before royalties proved and probable reserves at December 31, 2013, (including the reserves attributable to its investments in TSEUK and Equion), compiled in accordance with NI 51-101 disclosure requirements using forecast prices, are estimated as follows:

Summary of working interest reserves for Consolidated Subsidiaries on gross basis	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

Proved Developed Producing	61.4	36.4	4.8	1,124.5	1,632.6	51.3	613.3

Proved Developed Non-Producing	0.5	–	0.3	61.9	91.5	1.4	27.8

Proved Undeveloped	6.6	–	4.1	1,297.4	577.4	41.9	365.1

Proved	68.5	36.4	9.2	2,483.8	2,301.5	94.6	1,006.2

Probable	74.2	5.0	4.3	1,061.9	1,041.6	38.3	472.4

Total Proved Plus Probable Reserves for Consolidated Subsidiaries	142.7	41.4	13.5	3,545.7	3,343.1	132.9	1,478.6

Summary of working interest reserves for Joint Ventures on gross basis

Proved Developed Producing	60.2	–	–	–	76.4	1.4	74.3

Proved Developed Non-Producing	0.1	–	–	–	3.5	0.1	0.8

Proved Undeveloped	18.7	–	–	–	26.2	–	23.1

Proved	79.0	–	–	–	106.1	1.5	98.2

Probable	58.5	–	–	–	29.1	0.2	63.6

Total Proved Plus Probable Reserves for Joint Ventures	137.5	–	–	–	135.2	1.7	161.8

Total Proved Plus Probable Reserves for Consolidated Subsidiaries and Joint Ventures	280.2	41.4	13.5	3,545.7	3,478.3	134.6	1,640.4

TALISMAN ENERGY ANNUAL REPORT 2013       27

Reconciliation of proved and probable reserves:

Continuity of working interest reserves for Consolidated Subsidiaries on gross basis	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

At December 31, 2012(1)	155.0	39.6	12.2	3,201.3	3,709.7	116.8	1,475.4

Discoveries	–	–	–	–	–	–	–

Additions and extensions	24.9	4.6	5.1	674.8	202.7	42.9	223.8

Acquisitions	–	–	–	–	6.0	0.3	1.3

Divestment	(1.2)	–	–	–	(23.4)	(0.5)	(5.6)

Technical revisions	(8.6)	0.6	(2.2)	(65.6)	(170.1)	(17.4)	(66.9)

Economic revisions	(6.0)	0.7	0.1	(53.8)	(77.9)	0.3	(26.9)

Production	(21.4)	(4.1)	(1.7)	(211.0)	(303.9)	(9.5)	(122.5)

At December 31, 2013 for Consolidated Subsidiaries	142.7	41.4	13.5	3,545.7	3,343.1	132.9	1,478.6

Continuity of working interest reserves for Joint Ventures on gross basis

At December 31, 2012(1)	205.4	–	–	–	158.1	2.5	234.3

Discoveries	–	–	–	–	–	–	–

Additions and extensions	1.0	–	–	–	6.4	–	2.1

Acquisitions	12.5	–	–	–	2.3	–	12.9

Divestment	–	–	–	–	–	–	–

Technical revisions	(51.4)	–	–	–	(16.7)	(0.4)	(54.6)

Economic revisions	(19.8)	–	–	–	0.4	(0.2)	(19.9)

Production	(10.2)	–	–	–	(15.3)	(0.2)	(13.0)

At December 31, 2013 for Joint Ventures	137.5	–	–	–	135.2	1.7	161.8

Total at December 31, 2013 for Consolidated Subsidiaries and Joint Ventures	280.2	41.4	13.5	3,545.7	3,478.3	134.6	1,640.4

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

At the end of 2013, Talisman's proved plus probable reserves totaled 1.64 billion boe. The Company added (discoveries, additions, and extensions) approximately 225 million boe (173 million boe proved), with the major additions occurring in Marcellus (70 million boe proved plus probable) and Eagle Ford (61 million boe proved plus probable).

With respect to TSEUK, there were negative revisions of 71 million boe (20 million proved). Buchan had a reduction in field life due to operational issues. Ross and Blake had reductions in field life due to operational issues including the shared Bleoholm FPSO, while Auk and Tartan had reductions due to economic factors.

Liquidity and Capital Resources

Talisman's gross debt at December 31, 2013 was $5.2 billion ($4.9 billion, net of cash and cash equivalents and bank indebtedness), compared to $4.4 billion ($3.9 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2012.

During 2013, the Company generated $1.8 billion of cash provided by operating activities, incurred capital expenditures of $2.4 billion and acquisition expenditures of $100 million, and received proceeds of $146 million from the disposition of assets, and $590 million (net of disposition costs) from the sale of Talisman's 12.152% equity interest in the Ocensa pipeline in Colombia.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities and cash proceeds from the disposition of non-core assets, and also by drawing on the Company's credit facilities, issuing commercial paper, or issuing equity, long-term notes or debentures under the Company's shelf prospectuses.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $3.0 billion which are fully committed through 2018. At December 31, 2013, $544 million of commercial paper was outstanding and $250 million in the form of bankers' acceptances were drawn. Available borrowing capacity was $2.2 billion at December 31, 2013.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. At December 31, 2013, demand letters of credit guaranteed by the Company totaling $1.9 billion were issued of which $1.8 billion were

28       TALISMAN ENERGY ANNUAL REPORT 2013

issued from uncommitted facilities. Of that total, $1.4 billion is provided as security for the costs of decommissioning obligations in the UK. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the United Kingdom pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax assumed 49% of the decommissioning obligations of TSEUK supported by an unconditional and irrevocable guarantee from Addax's parent company, Sinopec.

Of the $1.4 billion of letters of credit issued by the Company at December 31, 2013 in relation to these liabilities, $500 million (Talisman net) is under shared facilities with Addax and $900 million is under Talisman's legacy letter of credit facilities for TSEUK, backed by an unconditional and irrevocable guarantee from Addax's parent company, Sinopec, for Addax's 49% share of the obligations. During the month of January 2014, the remaining letters of credit issued under legacy facilities were replaced by letters of credit totalling $1 billion from the shared facilities of which Talisman's share is 51%. As a result of this change, as at January 31, 2014, TSEUK has $2.5 billion of demand shared facilities in place under which letters of credit of $2 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

The United Kingdom Government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the Government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after tax basis and reducing the amount of letters of credit required to be posted correspondingly. TSEUK has entered into a Decommissioning Relief Deed with the United Kingdom Government and will commence negotiations with counterparties to amend all DSAs accordingly. The Company expects this process to be completed during 2014.

Any changes to decommissioning estimates influence the value of letters of credit to be provided pursuant to the DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company's investment grade credit rating.

The current portion of long-term debt of $882 million consists of $250 million in bankers' acceptances, $544 million in commercial paper, $50 million of 8.25% notes, and $38 million in Tangguh project financing. The classification of bankers' acceptances and commercial paper as a current liability at December 31, 2013 reflects management's intent with respect to its repayment.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow, including cash flow from equity accounted entities (defined in accordance with the Company's debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, and exploration expenditure), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance lease) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12 month period ended December 31, 2013, the debt-to-cash flow ratio was 2.3:1.

The Company established a US commercial paper program in November 2011. The authorized amount under this program is $1 billion. The amount available under the commercial paper program is limited to the availability of backup funds under the Company's bank credit facilities. At December 31, 2013, the amount of commercial paper outstanding was $544 million and the average interest rate on outstanding commercial paper was 0.77%.

The Company has an active hedging program that will partially protect 2014 cash flow from the effect of declining oil and gas prices. See the "Risk Management" section of this MD&A for further information.

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be obtained from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2013 included $150 million of letters of credit. At December 31, 2013, an allowance of $10 million was recorded in respect of specifically identified doubtful accounts.

TALISMAN ENERGY ANNUAL REPORT 2013       29

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2013, approximately 93% of the Company's trade accounts receivable were aged less than 90 days and the largest single counterparty exposure, accounting for 14% of the total, was with a highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness. The maximum credit exposure associated with financial assets is the carrying values.

At December 31, 2013, there were 1,035,687,784 common shares outstanding, of which 4,330,914 were held in trust by the Company resulting in 1,031,356,870 common shares outstanding for accounting purposes. During 2013, Talisman declared common share dividends of $0.27 per share (2012 – $0.27 per share; 2011 – $0.27 per share) for an aggregate dividend of $277 million (2012 – $277 million; 2011 – $277 million). Subsequent to December 31, 2013, 143,725 stock options were exercised for shares and no further common shares were purchased and held in trust for the long-term PSU plan. There were 1,035,831,509 common shares outstanding at February 27, 2014, of which 4,330,914 were held in trust by the Company resulting in 1,031,500,595 common shares outstanding for accounting purposes.

At December 31, 2013, there were 8,000,000 Series 1 preferred shares outstanding. Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, if, as, and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. During 2013, Talisman declared preferred share dividends of C$1.05 per share (2012 – C$1.10 per share; 2011 – C$nil) for an aggregate dividend of $8 million (2012 – $9 million; 2011 – $nil).

At December 31, 2013, there were 43,285,254 stock options, 1,980,104 cash units, 7,005,696 restricted share units (RSU), 1,932,380 deferred share units (DSU) and 12,496,313 long-term performance share units (PSU) outstanding.

On April 1, 2013, Talisman implemented the "Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its affiliates". All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs"). Typically, one third of the RSUs granted under the plan are paid on the grant anniversary date every year for the three years following the grant date. During 2013, non-executive employees were granted a total of 7,919,118 RSUs in place of stock options, cash units and PSUs.

Subsequent to December 31, 2013, 6,700 stock options were surrendered for cash, 143,725 were exercised for shares, and 1,280,271 were forfeited or expired, with 41,854,558 stock options outstanding at February 27, 2014. Subsequent to December 31, 2013, 25,250 cash units were forfeited or expired, with 1,954,854 cash units outstanding at February 27, 2014. Subsequent to December 31, 2013, 794,096 PSUs were forfeited or expired with 11,702,217 outstanding at February 27, 2014.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust. The 2010 long-term PSU grant vested on December 31, 2012 and was settled in March 2013 based on the vesting of 90% of the PSUs granted as approved by the Board of Directors. During 2013, 100,000 common shares were purchased on the open market for $1 million. (During 2012 – 2,022,000 common shares purchased for $25 million). Between January 1 and February 27, 2014, no common shares were purchased on the open market.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 20 and 23 to the 2013 audited Consolidated Financial Statements.

30       TALISMAN ENERGY ANNUAL REPORT 2013

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2014 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $100/bbl, a NYMEX natural gas price of approximately $4.00/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.55.

(millions of $)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 10,000 bbls/d	60	130

Natural gas – 60 mmcf/d	10	55

Price changes(1)

Oil – $1.00/bbl	20	25

Natural gas (North America)(2) – $0.10/mcf	15	25

Exchange rate changes

US$/C$ decreased by US$0.01	(5)	(5)

US$/UK£ increased by US$0.02	–	–

1)
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the "Risk Management" section of this MD&A, and note 23 to the Consolidated Financial Statements.

2)
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK, Norway, Vietnam and Colombia is not material. The majority of the natural gas price in Indonesia and Malaysia is based on the price of oil and, accordingly, has been included in the price sensitivity for oil except for that part which is sold at a fixed price.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's decommissioning liabilities, debt repayment obligations and significant commitments can be found in notes 8, 16, 18, 19 and 24 to the 2013 audited Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the "Risk Management" section of this MD&A.

TALISMAN ENERGY ANNUAL REPORT 2013       31

The following table includes the Company's gross long-term debt, decommissioning obligations, share-based payments, operating and finance leases, PP&E and E&E spend commitments and other expected future payment commitments as at December 31, 2013 and estimated timing of such payments:

			Payments due by period(1)(2) (millions of $)

Commitments	Recognized in balance sheet	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Gross long-term debt	Yes – Liability	5,239	882	537	426	3,394

Decommissioning liabilities(3)	Yes – Partially accrued	3,153	57	99	178	2,819

Yme removal obligation	Yes	252	121	131	–	–

Office leases	No	470	53	91	80	246

Vessel leases	No	113	88	8	8	9

Finance lease obligations	Yes – Partially accrued	79	18	33	25	3

Transportation and processing commitments(4)	No	2,135	434	469	377	855

PP&E and E&E assets(5)	No	438	268	170	–	–

Other service contracts	No	491	306	128	45	12

Share-based payments(6)	Yes – Liability	152	142	10	–	–

Total		12,522	2,369	1,676	1,139	7,338

1)
Payments exclude interest on long-term debt and payments made to settle derivative contracts.

2)
Payments denominated in foreign currencies have been translated at the December 31, 2013 exchange rate.

3)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

5)
PP&E and E&E assets include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

6)
The liability for share-based payments recognized on the balance sheet is based on the Company's year-end stock price or valued at the time of issuance based on the number of stock options, performance share units and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested stock options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

The following summary of commitments summarizes Talisman's share of TSEUK and Equion commitments as at December 31, 2013.

			Payments due by period(1)(2) (millions of $)

Commitments	Recognized in balance sheet	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Office leases	No	24	2	4	4	14

Vessel leases	No	201	93	95	13	–

Transportation and processing commitments[3]	No	52	9	16	12	15

Decommissioning liabilities[4]	No	2,071	91	215	226	1,539

PP&E and E&E assets[5]	No	368	171	197	–	–

Other service contracts	No	116	81	29	6	–

Total		2,832	447	556	261	1,568

1)
Payments exclude long-term debt repayments.

2)
Payments denominated in foreign currencies have been translated at the December 31, 2013 exchange rate.

3)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

5)
PP&E and E&E assets include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2013.

32       TALISMAN ENERGY ANNUAL REPORT 2013

Transactions with Related Parties

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. As at December 31, 2013, $1,592 million has been drawn under this facility, of which Talisman's share is $812 million. Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced. All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK. Prior to the maturity date, TSEUK may repay in full or in part the balance outstanding on any loan under this facility.

The Company has a loan due to Equion of $288 million (2012 – $148 million) which is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

The compensation of key management personnel, consisting of the Company's directors and executive officers, is as follows:

(millions of $)	2013	2012	2011

Short-term benefits	15	15	15

Pension and other post-employment benefits	5	6	5

Termination benefits	6	15	4

Share-based payments(1)	9	13	11

	35	49	35

1)
The amount reported represents the cost to the Company of key management's participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.

There were no other significant transactions with related parties.

Risk Management

Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts. The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(q) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2013, including their respective fair values, are detailed in note 23 to the Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

TALISMAN ENERGY ANNUAL REPORT 2013       33

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2013, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl

Dated Brent oil index	Jan-Dec 2014	10,000	95.00/110.07

Dated Brent oil index	Jan-Dec 2014	10,000	90.00/105.22

NYMEX WTI oil index	Jan-Dec 2014	5,000	80.00/95.00

Dated Brent oil index	Apr-Jun 2014	5,000	90.00/119.70

Dated Brent oil index	Jan-Dec 2015	5,000	90.00/100.01

NYMEX WTI oil index	Jan-Dec 2015	5,000	80.00/95.02

Dated Brent oil index	Jan-Dec 2015	20,000	90.00/106.16

Fixed price swaps (Oil)	Term	bbls/d	$/bbl

Dated Brent oil index	Jan-Mar 2014	10,000	103.22

WCS swaps	Jan-Mar 2014	6,500	72.47

Dated Brent oil index	Jan-Jun 2014	10,000	103.06

Dated Brent oil index	Jul-Dec 2014	10,000	103.31

NYMEX WTI oil index	Jan-Dec 2014	2,500	91.91

Dated Brent oil index	Jan-Dec 2014	10,000	104.02

NYMEX WTI oil index	Jan-Dec 2014	10,000	94.28

Dated Brent oil index	Jan-Dec 2015	10,000	100.46

Dated Brent oil index	Jan-Dec 2015	1,000	104.00

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf

NYMEX HH LD	Jan-Dec 2014	94,936	4.21/4.71

NYMEX HH LD	Jan-Dec 2014	47,468	4.21/4.64

NYMEX HH LD	Jan-Dec 2014	47,468	4.21/4.99

NYMEX HH LD	Jan-Dec 2015	47,468	4.23/4.87

NYMEX HH LD	Jan-Dec 2015	94,936	4.21/5.06

Fixed price swaps (Gas)	Term	mcf/d	$/mcf

NYMEX HH LD	Apr-Oct 2014	47,468	4.17

NYMEX HH LD	Jan-Dec 2014	47,468	4.24

NYMEX HH LD	Jan-Dec 2014	47,468	4.25

NYMEX HH LD	Jan-Dec 2014	47,468	4.34

NYMEX HH LD	Jan-Dec 2014	47,468	4.42

NYMEX HH LD	Jan-Dec 2014	47,468	4.44

NYMEX HH LD	Jan-Dec 2014	47,468	4.29

NYMEX HH LD	Jan-Dec 2014	47,468	4.43

NYMEX HH LD	Jan-Dec 2015	47,468	4.54

NYMEX HH LD	Jan-Dec 2015	47,468	4.39

Fixed price swaps (Power)	Term	MWh	C$/MWh

Alberta Power	Jan-Dec 2014	7	74.66

Alberta Power	Jan-Dec 2015	5	73.72

Alberta Power	Jan-Dec 2016	2	73.83

Alberta Power	Jan-Dec 2017	1	74.75

Alberta Power	Jan-Dec 2018	1	74.75

Subsequent to December 31, 2013, the Company entered into a Dated Brent swap for 2015 of 9,000 bbls/d for $100.59/bbl, a NYMEX HH swap for 2015 of 47,468 mcf/d for $4.39/mcf and a NYMEX HH swap for 2015 of 18,987 mcf/d for $4.48/mcf.

34       TALISMAN ENERGY ANNUAL REPORT 2013

Further details of contracts outstanding are presented in note 23 to the Consolidated Financial Statements.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into or is a party to a number of long-term sales contracts.

The majority of Talisman's natural gas production from the Corridor Block in Indonesia is currently sold under long-term sales agreements with PT Chevron Pacific Indonesia (Chevron), Gas Supply Pte. Ltd. (GSPL) and PT Perusahaan Gas Negara (Persero), Tbk (PGN). Under the sales agreement with Chevron, which is currently due to expire in 2021, delivered gas sales are priced at approximately 76% of the equivalent value of the Indonesian Crude Price for Duri crude oil. The minimum volume commitment under the agreement with Chevron is approximately 280 bcf over its remaining eight-year life.

Under the sales agreement with GSPL delivered gas sales to Singapore from the Corridor Block are referenced to the spot price of high sulphur fuel oil in Singapore. The minimum volume commitment is approximately 190 bcf over the remaining ten-year life of the contract. Sales from the Corridor Block to PGN for their markets in West Java (and potentially Sumatra) are sold under a long-term contract with no associated transportation costs. The minimum volume commitment is approximately 466 bcf over the remaining ten-year life of the contract.

The balance of the gas production from the Corridor Block is sold under gas sales contracts which vary in length from two to six years and are generally at fixed prices with fixed annual escalation. Of these, there is the potential for prices to be increased under two contracts with PGN and this is currently under discussion with the buyer and the Indonesian regulator – SKKMIGAS.

At Jambi Merang, the majority of gas production is sold under long-term agreements which contain fixed prices with fixed annual escalation and are in place until the current termination date of the PSC, which is February 2019.

The Company is subject to volume delivery requirements for approximately 90-100 mmcf/d at a price that is referenced to the spot price of high sulphur fuel oil in Singapore in relation to a long-term sales contract in Malaysia, currently scheduled to end in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet all of these future delivery requirements.

Interest Rate Swap

In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

TALISMAN ENERGY ANNUAL REPORT 2013       35

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

		Three months ended

(millions of $, unless otherwise stated)	Annual	Dec. 31	Sep. 30	Jun. 30	Mar. 31

2013

Total revenue and other income(1)	4,486	929	1,244	1,190	1,123

Net income (loss)	(1,175)	(1,005)	(54)	97	(213)

Per common share ($)

Net income (loss)(2)	(1.15)	(0.98)	(0.05)	0.09	(0.21)

Diluted net income (loss)(3)	(1.21)	(0.98)	(0.08)	0.06	(0.21)

Daily average production from Consolidated Subsidiaries and Joint Ventures

Oil and liquids (mbbls/d)(4)	132	137	134	126	129

Natural gas (mmcf/d)	1,451	1,505	1,423	1,414	1,461

Total (mboe/d)	373	387	371	361	372

Less assets sold or held for sale (mboe/d)(6)	28	28	25	28	32

Total production from ongoing operations (mboe/d)	345	359	346	333	340

2012(5)

Total revenue and other income(1)	7,166	1,663	1,647	1,800	2,056

Net income (loss)	132	376	(731)	196	291

Per common share ($)

Net income (loss)(2)	0.12	0.37	(0.71)	0.19	0.28

Diluted net income (loss)(3)	0.01	0.31	(0.71)	0.14	0.24

Daily average production from Consolidated Subsidiaries and Joint Ventures

Oil and liquids (mbbls/d)(4)	162	143	159	161	187

Natural gas (mmcf/d)	1,582	1,498	1,533	1,642	1,652

Total (mboe/d)	426	392	415	435	462

Less assets sold or held for sale (mboe/d)(6)	62	49	59	65	73

Total production from ongoing operations (mboe/d)	364	343	356	370	389

1)
Includes other income and income from joint ventures and associates, after tax.

2)
Net income (loss) per share includes an adjustment to the numerator for after tax cumulative preferred share dividends.

3)
Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after tax cumulative preferred share dividends.

4)
Excludes oil volumes sold out of inventory, for the year ended December 31, 2013 of 2,515 bbls/d, and includes oil volumes produced into inventory, for the year ended December 31, 2012 of 902 bbls/d.

5)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

6)
Includes assets sold or held for sale through December 31, 2013 and properties for which the Company reached agreement to sell in western Canada in February 2014.

During the three-month period ended December 31, 2013, total revenue and other income decreased by $734 million over the same period in 2012 due principally to lower production in the North Sea due to the sale of 49% of the UK business, and asset impairments of $651 million pre-tax ($277 million after tax) net to Talisman recorded in the TSEUK joint venture, partially offset by increased production in North America and Southeast Asia.

Net income of $376 million for the three-month period ended December 31, 2012 decreased to a net loss of $1.0 billion in the three-month period ended December 31, 2013 due principally to asset impairments of $946 million recorded in 2013, and a gain recorded on the sale of 49% of Talisman's UK business in 2012.

Also, during the three-month period ended December 31, 2013, the Company:

•
Recorded total production of 387 mboe/d, down 1% from the same period in 2012. Production from ongoing operations was 359 mboe/d, an increase of 5% from the same period in 2012;

•
Reached an agreement to sell part of its Montney acreage in northeast British Columbia for total cash consideration of C$1.5 billion;

36       TALISMAN ENERGY ANNUAL REPORT 2013

•
Sold its 12.152% equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition cost, of approximately $590 million;

•
Recognized $761 million in asset impairment charges in Canada, Australia and Norway due principally to lower long-term natural gas price assumptions, downward reserve revisions, and revised decommissioning cost estimates; and

•
Recorded a non-taxable impairment of $185 million relating to North Sea goodwill arising from the diminution of the Company's view of the value of its North Sea assets.

Strategy and Outlook

Talisman's objective is to create long-term sustainable value for its shareholders. To achieve this, Talisman is focusing on its best assets in North America, Colombia, Southeast Asia, and Algeria, and has set four key priorities:

•
Living within the Company's means;

•
Focusing Talisman's capital program on near-term, higher margin liquids production;

•
Improving operational performance by conducting all parts of the business safer, better, faster and at lower cost; and

•
Unlocking net asset value, primarily through the disposition or dilution of capital-intensive, long-dated and non-core assets.

Talisman's North America portfolio provides a platform for production and cash flow growth. Talisman's business in Colombia provides opportunities for near-term oil production growth. Southeast Asia consists of Indonesia, Malaysia, Vietnam, Papua New Guinea, and Australia/Timor-Leste. The region is characterized by long-life assets and high netbacks as much of the region's production is linked to oil prices. In addition, Talisman continues to explore a significant oil discovery in the Kurdistan region of Iraq, where it is reviewing all options to most effectively realize and deliver value. Production from North America, Colombia, Southeast Asia, and Algeria represented approximately 90% of Talisman's total production at year-end 2013.

In parallel, with a focus on growing high margin production, and in support of the Company's goal of disciplined capital investment and margin growth, Talisman has curtailed its investment in long-dated exploration, exited or is in the process of exiting several countries, diluted a legacy position in the North Sea, reduced exploration and development and G&A expenditures and completed various dispositions.

In 2014, Talisman plans to continue pursuing its four key priorities, focusing on growing higher margin production in North America, Colombia, Southeast Asia, and Algeria. The Company plans to further streamline and focus its portfolio while maintaining a strong balance sheet through the divestment of approximately $2 billion additional assets during the next 12-18 months.

In 2014, Talisman plans to spend approximately $3.2 billion on exploration and development activities. The Company has some flexibility to adjust its spending to pursue opportunities and respond to a changing economic outlook. See below for a geographic breakdown of spending on exploration and development activities across the Company's operating regions, expressed as a percentage. The percentages are approximate and are subject to change.

Area

North America	39%
Colombia	9%
Southeast Asia and Algeria	23%
Rest of the World and Corporate[1]	28%

1)
Includes the North Sea, and the Kurdistan Region of Iraq

•
Production from ongoing operations for 2014 is expected to be between 350-365 mboe/d, compared to 345 mboe/d in 2013.

•
Liquids production growth from ongoing operations is expected to be 14%-19% from North America, Colombia, Southeast Asia, and Algeria from 97 mbbls/d in 2013 to between 111-115 mbbls/d in 2014.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Talisman utilizes the original Internal Control -Integrated Framework (1992) issued by COSO to design and evaluate its internal control over financial reporting.

TALISMAN ENERGY ANNUAL REPORT 2013       37

Based on management's assessment as at December 31, 2013, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

There have been no changes in Talisman's internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Talisman's disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is (a) accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure; and (b) reported within the time periods specified in the rules and forms of the SEC and the Canadian Securities Administrators.

Legal Proceedings

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area. The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General's own initiative. Subpoenas have been issued to a number of companies, including Talisman. The Company has been cooperating with the New York Attorney General in the investigation. No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Application of Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 3 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the Committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for PP&E, E&E assets, impairments, income taxes, decommissioning liabilities, the recognition of assets acquired and liabilities assumed upon a business combination and goodwill. The rate at which the Company's assets are depleted, depreciated or otherwise written off and the decommissioning liabilities provided for, with the associated accretion expensed to the income statement, are subject to a number of estimates about future events, many of which are beyond management's control. Reserves recognition is central to much of an oil and gas company's accounting, as described below.

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Reserves Recognition

Underpinning Talisman's estimates and judgments regarding oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being annual average commodity prices determined by the prices in effect on the first day of each month with a cost profile based on current operations (SEC requirements) or forecast prices and cost assumptions (NI 51-101 requirements). Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or statement of income, impact the Company's reported assets, liabilities and net income through the DD&A of the Company's PP&E, impairments and the provision for decommissioning liabilities.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's AIF. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved and probable reserves and their related future net revenue, disclosed pursuant to NI 51-101 requirements.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's PP&E is amortized based on the unit of production method with other assets being depreciated on a straight-line basis over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E. If a project no longer meets these criteria, it is tested for impairment and transferred back from PP&E to E&E assets.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned. E&E assets are not subject to DD&A.

Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable; for example, changes in assumptions relating to future prices, future costs, reserves and contingent resources. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash-generating unit (CGU). If any such indication of impairment exists, an estimate of the CGU's recoverable amount is made. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding production volumes, discount rates, long-term commodity prices, reserve quantities, operating costs, royalty rates, future capital cost estimates, foreign exchange rates, income taxes and life of field. In addition, the Company will consider market data related to recent transactions for similar assets. In determining the fair value of the Company's investment in shale properties the Company considers a variety of valuation metrics from recent comparable transactions in the market. These

TALISMAN ENERGY ANNUAL REPORT 2013       39

metrics include price per flowing barrel of oil equivalent, undeveloped land values per acre held, and midstream asset valuations based on expected volumes, tariffs and earnings multiples. E&E assets are also tested for impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU's recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depreciation charge is adjusted in future periods to allocate the CGU's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

In estimating the possible impairment to PP&E, management estimates fair value based on market information, which consists of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange-quoted prices. Where reliable market information is not available, the recoverable amount was determined using cash flow projections that were based on a long-term view of commodity prices and a post-tax discount rate of 10%.

Goodwill Impairments

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments, except for locations within the Other segment, which are allocated to the relevant countries. Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed.

Goodwill was assessed for impairment as at December 31, 2013 using fair value less costs to sell. Fair value less costs to sell was estimated for each CGU, with allocated goodwill, based on the assumptions used in the asset impairment test.

Impairment of Investments

The Company assesses investments for impairment whenever changes in circumstances or events indicate that the carrying value may not be recoverable. If such impairment indicators exist, the carrying amount of the investment is compared to its recoverable amount. The recoverable amount is the higher of the investment's fair value less costs to sell and its value in use. The investment is written down to its recoverable amount when its carrying amount exceeds the recoverable amount.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred at acquisition date fair value. When the Company acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. The Company allocates the purchase price to identifiable assets and liabilities based on their fair value. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves.

Transaction costs include stamp duty, consulting fees (e.g. legal, accounting and valuation fees) and other integration costs and are expensed as incurred.

Decommissioning Liabilities

Decommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate. At December 31, 2013, the net present value of the Company's decommissioning liability was $1.8 billion (2012 – $1.6 billion) and is recorded as a liability on the Company's balance sheet.

At December 31, 2013, the estimated undiscounted decommissioning liabilities associated with oil and gas properties and facilities were $3.2 billion (2012 – $2.4 billion). The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity. The provision has been discounted using a weighted average credit-adjusted risk free rate of 3.8% (2012 – 2.5%), which excludes the impact of inflation.

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of incurring these costs. As an indication of possible future changes in estimated decommissioning liabilities, if all of the Company's decommissioning obligations could be deferred by one year, the net present value of the liabilities would decrease by approximately $65 million.

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Income Taxes

Current tax is based on estimated taxable income and tax rates, which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity. The Company assesses the available positive and negative evidence of both an objective and subjective nature to estimate if sufficient future taxable income will be generated to realize the existing deferred tax assets.

The determination of the income tax provision is an inherently complex process, requiring management to interpret continually changing regulations and to make certain judgments. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the jurisdictions in which the Company operates around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible that such changes could be significant when compared with the Company's total unrecognized tax benefits. However, the amount of change cannot be quantified.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 3(o) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs.

The foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

Production Sharing Contract (PSC) Arrangements

A significant portion of the Company's operations outside North America and the North Sea are governed by PSCs. Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership with sales disclosed net of royalties. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 3(q) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance

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Sheets. Gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Accounting Changes

a)    Accounting Policies Adopted on January 1, 2013

The Company adopted the following new standards and interpretations effective as of January 1, 2013:

Joint Arrangements, Consolidation, Associates and Disclosures

•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard established a new control model that applies to all entities. This standard did not have a significant impact on Talisman's financial results as all subsidiaries are wholly-owned. The trusts holding common shares, to settle the Company's obligation arising from its long-term performance share unit plan, are consolidated since they are special purpose entities controlled by the Company and all other results are from joint operations;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation. As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements. Upon adoption of this standard on January 1, 2013, the Company accounted for its investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion) using the equity method of accounting and retrospectively restated the 2012 results and financial position. The Company has elected not to restate the 2011 results in accordance with the respective transitional provisions of the new and amended standards. Refer to note 4 to the Consolidated Financial Statements;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The Company has provided the additional disclosures in notes 8 and 33 to the Consolidated Financial Statements;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. The adoption of this standard did not have an impact on Talisman's Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. The adoption of this standard was applied to the Company's investments in the TSEUK and Equion joint ventures and associates as described in note 8 to the Consolidated Financial Statements.

Employee Benefits

•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments require the recognition of changes in defined benefit obligations and fair value of plan assets when they occur, eliminating the "corridor approach", and accelerates the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are to be recognized immediately through other comprehensive income (OCI). In addition, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation. The amendments also enhance financial statement disclosures. The amended standard requires retrospective application. The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements.

Presentation of Items of Other Comprehensive Income

•
IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1. The amendments to IAS 1 improve the quality of the presentation of OCI. The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendment affected presentation only and had no impact on the Company's financial position or performance.

42       TALISMAN ENERGY ANNUAL REPORT 2013

Offsetting Financial Assets and Financial Liabilities

•
IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity's financial position. The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. As the Company is not netting any significant amounts related to financial instruments in accordance with IAS 32 and does not have significant offsetting arrangements, the amendment does not have a significant impact on the Company.

Fair Value Measurement

•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Adoption of the standard did not require adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. This standard had no material impact on the Company's financial position or performance.

b)    Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the IASB are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted. The Company intends to adopt these standards, if applicable, when they become effective on, or after, January 1, 2014:

•
IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32, Financial Instruments Presentation. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As the Company is not netting any significant amounts related to financial instruments and does not have any significant offsetting arrangements, the amendment is not expected to have a significant impact on the Company.

•
IAS 36 Impairment of Assets – Amendments to IAS 36. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. This standard is not expected to have an impact on the Company's financial position or performance.

•
IFRIC 21 Levies – Interpretation of IAS 37 Provisions, contingent liabilities and assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. The interpretation clarifies that the obligation that gives rise to the liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company is currently evaluating the impact of this standard.

Regulatory Development

Dodd-Frank Act

In 2010, the US Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act or the Act) was signed into law. The Dodd-Frank Act provides for numerous new substantive requirements in areas such as the disclosure of payments made to foreign governments, rules regarding the use of credit ratings, and corporate governance and executive compensation reforms, among others, some of which apply to Talisman as a foreign private issuer. Talisman will continue to assess the effect on the Company of the Dodd-Frank Act and related rules. The SEC has yet to issue the rules relating to pay-for-performance, pay parity, hedging and executive compensation clawbacks.

In August 2012, the SEC adopted rules to implement Section 1504 of the Dodd-Frank Act, requiring resource extraction issuers to disclose payments made to the US federal government or a foreign government (including a department, agent or instrumentality of a foreign government or a company owned by a foreign government) in their annual reports. On July 2, 2013, the US District Court for the District of Colombia vacated these rules, meaning that the rules are no longer in effect. As at February 27 2014, the SEC had not issued new or revised rules in response to the Court's ruling.

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the important risks and other matters that could cause actual results of Talisman to differ materially from those presented and that could affect the trading price of the Company's outstanding securities. The risks described below may not be the only risks

TALISMAN ENERGY ANNUAL REPORT 2013       43

Talisman faces, as Talisman's business and operations may also be subject to risks that Talisman does not yet know of, or that Talisman currently believes are immaterial. If any of the events or circumstances described below actually occurs, Talisman's business, financial condition, results of operations or cash flow could be materially and adversely affected and the trading price of Talisman's securities could decline. The risks described below are interconnected, and more than one of these risks could materialize simultaneously or in short sequence if certain events or circumstances described below actually occur. The following risk factors should be read in conjunction with the other information contained herein and in the Consolidated Financial Statements and the related notes.

Capital Allocation and Project Decisions

Talisman's long-term financial performance is sensitive to the capital allocation decisions taken and the underlying performance of the projects undertaken. Capital allocation and project decisions are undertaken after assessing reserve and production projections, capital and operating cost estimates and applicable fiscal regimes that govern the respective government take from any project. All of these factors are evaluated against common commodity pricing assumptions and the relative risks of projects. These factors are used to establish a relative ranking of projects and capital allocation, which is then calibrated to ensure the debt and liquidity of the Company is not compromised. However material changes to project outcomes and deviation from forecasted assumptions such as production volumes and rates, realized commodity price, cost or tax and/or royalties, could have a material impact on the Company's cash flow and financial performance as well as assessed impacts of impairments on Talisman's assets. Adverse economic and/or fiscal conditions could impact the prioritization of projects and capital allocation to these projects, which in turn could lead to adverse effects such as asset under investment, asset performance impairments or land access expiries.

Uncertainties around some of Talisman's projects could result in changes to the Company's capital allocation or its spend target being exceeded. The Company cannot be certain that funding, if needed, will be available to the extent required or on acceptable terms. To the extent that asset sales are necessary to fund capital requirements, Talisman's ability to sell assets is subject to market interest. If Talisman is unable to access funding when needed on acceptable terms, the Company may not be able to fully implement its business plans, take advantage of business opportunities or respond to competitive pressures any of which could have a material adverse effect on Talisman's business, financial condition, cash flows, and results of operations. See also "Risk Factors – Credit, Liquidity and Access to Capital" and "Risk Factors – Interest Rates."

Project Delivery

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors, many of which are beyond the Company's control. These factors include the level of direct control by Talisman since many of the projects in which Talisman is involved are not operated by Talisman, and timing and project management control are the responsibility of the operator. See also "Risk Factors – Non-Operatorship and Partner Relations." The global demand for project resources can impact the access to appropriately competent contractors and construction yards as well as to raw products, such as steel. Typical execution risks include the availability of seismic data, the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Subsurface challenges can also result in additional risk of cost overruns and scheduling delays if conditions are not typical of historical experiences. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics. Talisman operates in challenging, environmentally hostile climates, such as Papua New Guinea, where logistical costs can be materially impacted by seasonal and occasionally unanticipated weather patterns. Contracts where work has been placed under a lump sum arrangement are subject to additional challenges related to scheduling, reputation and relationship management with the Company's coventurers.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources, technological advances affecting energy production and consumption, and weather conditions. About 60% of the natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and prices of alternative sources of energy. The remaining 40% of natural gas prices realized by Talisman are from markets outside of North America, primarily in Southeast Asia. These other prices are typically determined by long-term contracts that are linked to international oil and/or oil equivalent prices. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are

44       TALISMAN ENERGY ANNUAL REPORT 2013

particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, and curtailment in production or unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in the booking of lower oil and gas reserves net of royalties.

Moreover, changes in commodity prices may result in the Company making downward adjustments to the Company's estimated reserves. If this occurs, or if the Company's estimates of production or economic factors change, accounting rules may require the Company to impair, as a non-cash charge to earnings, the carrying value of the Company's oil and gas properties. The Company is required to perform impairment tests on oil and gas properties whenever events or changes in circumstances indicate that the carrying value of properties may not be recoverable. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of the Company's oil and gas properties, the carrying value may not be recoverable and, therefore, an impairment charge will be required to reduce the carrying value of the properties to their estimated fair value. The Company may incur impairment charges in the future, which could materially affect the Company's results of operations in the period incurred.

Exchange Rate Fluctuations

Results of operations are affected primarily by the exchange rates between the US$, the C$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices (including the Company's Consolidated Financial Statements, which are presented in US$), while the majority of Talisman's expenditures are denominated in US$, C$, UK£ and NOK. A change in the relative value of the US$ against the C$ or the UK£ would also result in an increase or decrease in Talisman's C$ or UK£ denominated debt, as expressed in US$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. In addition, the process requires future projections of reservoir performance and economic conditions; therefore, reserves estimates are inherently uncertain. Since all reserves estimates are, to some degree, uncertain, reserves classification attempts to qualify the degree of uncertainty involved.

Since the evaluation of reserves involves the evaluator's interpretation of available data and projections of price and other economic factors, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on estimated uncertainty, and the estimates of future net revenue or future net cash flows prepared by different evaluators or by the same evaluators at different times may vary substantially.

Each year, Talisman prepares evaluations of all of its reserves internally. Initial estimates of reserves are often based upon volumetric calculations and analogy to similar types of reservoirs, rather than actual well data and performance history. Estimates based on these methods generally are less certain than those based on actual performance. The Company may adjust its estimates and classification of reserves and future net revenues or cash flows based on results of exploration and development drilling and testing, additional performance history, prevailing oil and gas prices, and other factors, many of which are beyond the Company's control. As new information becomes available, subsequent evaluations of the same reserves may continue to have variations in the estimated reserves, some of which may be material. In addition, Talisman's actual production, taxes, and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find and develop, or acquire, additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, and Talisman is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves and, if production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, development potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year exploration and/or development portfolio may be compromised. See also "Risk Factors – Volatility of Oil and Natural Gas Prices". Continued failure to achieve anticipated reserve and resource addition targets may result in the Company's withdrawal from an area, which in turn may result in a writedown of any associated reserves and/or resources for that area.

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Credit, Liquidity and Access to Capital

Future development of the Company's business may be dependent on its ability to obtain additional capital, including, but not limited to, debt and equity financing. An inability to access capital could affect the Company's ability to make future capital expenditures and to fund its capital, operating and financing commitments. The Company's ability to obtain additional capital is dependent on, among other things, interest in investments in the energy industry in general and interest in the Company's securities in particular.

The volatility of credit markets can result in market conditions that may restrict timely access and limit the Company's ability to secure and maintain cost-effective financing on acceptable terms and conditions. In addition, if any lender under Talisman's syndicated bank credit facility is unable to fund its commitment, the Company's liquidity may be reduced by an amount up to the aggregate amount of such lender's commitment. See also "Risk Factors – Counterparty Credit Risk." Talisman's financial performance and cash flow is highly sensitive to the prevailing prices of crude oil and natural gas, which fluctuate in response to a variety of factors beyond the Company's control. A substantial and extended decline in the prices of crude oil or natural gas could negatively impact the Company's liquidity and/or credit ratings, adversely affect the Company's ability to comply with covenants under denominated long-term notes and credit facilities, and/or affect the Company's ability to pay dividends. See also "Risk Factors – Volatility of Oil and Natural Gas Prices."

The credit rating agencies regularly evaluate the Company, and their ratings of the Company's securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. There can be no assurance that one or more of the Company's credit ratings will not be downgraded. A reduction in any of the Company's current investment-grade credit ratings to below investment grade could adversely affect the cost of borrowing and, access to sources of liquidity and capital. In addition, the Company relies on access to letters of credit in the normal course of business in order to support some of its operations. For example, with respect to Talisman's North Sea operations, the Company relies on access to letters of credit facilities which entitle a bank to demand cash at any time to cover the full amount of any letter of credit issued with respect to UK decommissioning obligations. There can be no assurance that the Company will be able to obtain the necessary letters of credit or repay the full amount of a letter of credit upon demand. See also "Risk Factors – Capital Allocation and Project Decisions."

Operational Risks

Major Incident, Major Spill / Loss of Well Control

Oil and gas drilling and producing operations are subject to many risks, including the risk of fire, explosions, mechanical failure, pipe or well cement failure, well casing collapse, pressure or irregularities in formations, chemical and other spills, unauthorized access to hydrocarbons, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination, vessel collision, structural failure, loss of buoyancy, storms or other adverse weather conditions and other occurrences. If any of these should occur, Talisman could incur legal defence costs and remedial costs and could suffer substantial losses due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, unplanned production outage, cleanup responsibilities, regulatory investigation and penalties, increased public interest in Talisman's operational performance and suspension of operations. The Company's horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Talisman maintains insurance that contemplates both first and third party exposures for Talisman's onshore and offshore operations globally. There is no assurance that this insurance will be adequate to cover all losses or exposures to liability. The Company believes that its coverage is aligned with customary industry practices and in amounts and at costs that Talisman believes to be prudent and commercially practicable. While Talisman believes these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, the Company's insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on the Company's financial position, results of operations and cash flows. The insurance coverage that the Company maintains may not be sufficient to cover every claim made against Talisman in the future. In addition, a major incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

Talisman operates and drills wells in both mature producing areas such as the UK, Norway and North America and in several remote areas in multiple countries. In 2013, Talisman carried out drilling operations in the Kurdistan Region of Iraq, Papua New Guinea and Colombia. The Company may seek new leases and/or drill in similar environments.

Health Hazards and Personal Safety Incidents

The employee and contractor personnel involved in exploration and production activities and operations of the Company are subject to many inherent health and safety risks and hazards, which could result in occupational illness or health issues, personal injury, and loss of life, facility quarantine and/or facility and personnel evacuation. For example, employees and contractors are subject to the possibility of loss of containment. This could lead to exposure to the release of high pressure materials as well as collateral shrapnel from piping or vessels which could result in personal injury and loss of life.

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Security Incident

Talisman's operations may be adversely affected by security-related incidents which are not within the control of the Company, such as war (external and internal conflicts) and remnants of war, sectarian violence, civil unrest, criminal acts, terrorism and abductions in locations where Talisman operates. Security-related incidents may include allegations of human rights abuse associated with the provision of security to Talisman operations. In particular, the Company faces increased security risks in the Kurdistan Region of Iraq, Algeria and Colombia within Talisman's current portfolio. A significant security incident could result in the deferral of or termination of Company activity within the impacted areas of operations, thus adversely impacting execution of the Company's business strategy (e.g., delaying exploration and development, causing a halt to production or forcing exit strategy processes), which could adversely affect Talisman's financial condition.

Regulatory Approvals/Compliance and Changes to Laws and Regulations

Talisman's exploration and production operations are subject to extensive regulation at many levels of government, including municipal, state, provincial and federal governments, in the countries where Talisman operates and are subject to interruption or termination by governmental and regulatory authorities based on environmental or other considerations. Moreover, Talisman has incurred and will continue to incur costs in the Company's efforts to comply with the requirements of environmental, safety and other regulations. Further, the regulatory environment in the oil and gas industry could change in ways that Talisman cannot predict and that might substantially increase the Company's costs of compliance and, in turn, materially and adversely affect the Company's business, results of operations and financial condition.

Failure to comply with the applicable laws or regulations may result in significant increases in costs, fines or penalties and even shutdowns or losses of operating licences or criminal sanctions. If regulatory approvals or permits required for operations are delayed or not obtained, Talisman could experience delays or abandonment of projects, decreases in production and increases in costs. This could result in an inability of the Company to fully execute its strategy and adverse impacts on its financial condition. See also "Risk Factors – Fiscal Stability" and "Risk Factors – Socio-Political Risks."

Changes to existing laws and regulations or new laws could have an adverse effect on Talisman's business by increasing costs, impacting development schedules, reducing revenue and cash flow from natural gas and oil sales, reducing liquidity or otherwise altering the way Talisman conducts business. There have been various proposals to enact new, or amend existing, laws and regulations relating to greenhouse gas ("GHG") emissions, hydraulic fracturing (including associated additives, water use, induced seismicity, and disposal) and shale gas development generally. For example, in Colombia, the high level of oil and gas activity in the country has resulted in significant delays in the granting of the required environmental licences. These delays may result in reduced near-term production. See also "Risk Factors – Environmental Risks."

Talisman continues to monitor and assess any new policies, legislation, regulations and treaties in the areas where the Company operates to determine the impact on Talisman's operations. Governmental organizations unilaterally control the timing, scope and effect of any currently proposed or future laws, regulations or treaties, and such enactments are subject to a myriad of factors, including political, monetary and social pressures. Talisman acknowledges that the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect the Company's business, results of operations and financial condition.

Fiscal Stability

Governments may amend or create new legislation that could impact the Company's operations and that could result in increased capital, operating and compliance costs. Moreover, Talisman's operations are subject to various levels of taxation in the countries where the Company operates. Federal, provincial, and state income tax rates or incentive programs relating to the oil and gas industry in the jurisdictions where the Company operates may in the future be changed or interpreted in a manner that could materially affect the economic value of the respective assets. For example, the US Congress has been considering a revision of the immediate deduction currently available for drilling costs.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in this MD&A.

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Environmental Risks

General

All phases of Talisman's oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries where Talisman does business. These laws and regulations may require the acquisition of a permit before operations commence, restrict the types, quantities and concentration of substances that can be released into the environment in connection with the Company's drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from the Company's operations. Talisman's business is subject to the trend toward increased rigour in regulatory compliance and civil or criminal liability for environmental matters in certain regions (e.g., Canada, the United States and the European Union). Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the assessment of administrative, civil and criminal penalties, the cancellation or suspension of regulatory permits, the imposition of investigatory or remedial obligations or the issuance of injunctions restricting or prohibiting certain activities. Under existing environmental laws and regulations, Talisman could be held strictly liable for the remediation of previously released materials or property contamination resulting from its operations, regardless of whether those operations were in compliance with all applicable laws at the time they were performed. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business. Increased stakeholder concerns and regulatory actions regarding shale gas development could lead to third party or governmental claims, and could adversely affect the Company's business and financial condition. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs will not have such an effect in the future.

Hydraulic Fracturing

Concern has been expressed over the potential environmental impact of hydraulic fracturing operations, including water aquifer contamination and other qualitative and quantitative effects on water resources as large quantities of water are used and injected fluids either remain underground or flow back to the surface to be collected, treated and disposed. Regulatory authorities in certain jurisdictions have announced initiatives in response to such concerns. Federal, provincial, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities, could result in increased costs, additional operating restrictions or delays, and adversely affect Talisman's production. Public perception of environmental risks associated with hydraulic fracturing can further increase pressure to adopt new laws, regulation or permitting requirements or lead to regulatory delays, legal proceedings and/or reputational impacts. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs, and third party or governmental claims. They could also increase the Company's costs of compliance and doing business as well as delay the development of hydrocarbon (natural gas and oil) resources from shale formations, which may not be commercial without the use of hydraulic fracturing.

If legal restrictions are adopted in areas where Talisman is currently conducting or in the future plans to conduct operations, Talisman may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells. In addition, if hydraulic fracturing becomes more regulated, the Company's fracturing activities could become subject to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

Greenhouse Gas Emissions

Talisman is subject to various GHG emissions-related legislation. Current GHG emissions legislation does not result in material compliance costs, but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g., UK, Norway, United States and Canada, notably Alberta and British Columbia) as well as in regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. Potential new or additional GHG legislation, and associated compliance costs, may have a material impact on the Company.

Environmental and Decommissioning Liabilities

Talisman is involved in the operation and maintenance of facilities and infrastructure in difficult and challenging areas, including offshore, deepwater, jungle and desert environments. Despite Talisman's implementation of health, safety and environmental standards, there is a risk that accidents or regulatory noncompliance can occur, the outcomes of which, including remedial work or regulatory intervention, cannot be foreseen or planned for. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted.

The Company provides for decommissioning liabilities in its annual Consolidated Financial Statements in accordance with IFRS. Additional information regarding decommissioning liabilities is set forth in the notes to the annual Consolidated Financial Statements.

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The process of estimating decommissioning liabilities is complex and involves significant uncertainties concerning the timing of the decommissioning activity; legislative changes; technological advancement; regulatory, environmental and political changes; and the appropriate discount rate used in estimating the liability. Any change to these assumptions could result in a change to the decommissioning liabilities to which Talisman is subject. In Talisman's North Sea operations, changes in these assumptions would potentially have a significant impact on the Company's decommissioning liabilities because of the assessed size of these future costs. There can be no assurances that the cost estimates and decommissioning liabilities are materially correct and that the liabilities will occur when predicted. In addition, Talisman is often jointly and severally liable for the decommissioning costs associated with Talisman's various operations and could, therefore, be required to pay more than its net share.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability in the jurisdictions in which it operates, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy and/or related regulatory delays, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, a change in taxation policies, economic sanctions, the imposition of specific drilling obligations, the imposition of rules relating to development and abandonment of fields, access to or development of infrastructure, jurisdictional boundary disputes, and currency controls. As a result of continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law, health, safety and environmental regulations, and other human rights-based litigation risk. Numerous countries in which the Company is active, including, but not limited to, the Kurdistan Region of Iraq, Colombia, Vietnam, Algeria and Papua New Guinea, have been subject to recent economic or political instability, disputes and social unrest, and military or rebel hostilities. The potential deterioration of socio-political security situations (i.e. political instability and/or disputes) poses increased risk, which may result in the cessation of operations as well as the delay in payment or exports; for example, in the Kurdistan Region of Iraq with respect to the negotiation of Iraq Federal Oil and Gas Law, and in Vietnam and Malaysia with respect to China's claim over disputed waters in the South China Sea. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability, social unrest, military hostilities or United Nations, US or other international sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition to its operations. For example, local community concerns in parts of Colombia, the Kurdistan Region of Iraq and Papua New Guinea could potentially result in development and production delays in those operations. There is also heightened public concern regarding hydraulic fracturing in parts of North America which could materially affect the Company's shale operations. In some circumstances, this risk of community opposition may be higher in areas where Talisman operates alongside indigenous communities who may have additional concerns regarding land ownership, usage or claim compensation.

Non-Operatorship and Partner Relations

Some of Talisman's projects are conducted in joint arrangement environments where Talisman has a limited ability to influence or control operations or future development, safety and environmental standards, and amount of capital expenditures. Companies which operate these properties may not necessarily share Talisman's health, safety and environmental standards or strategic or operational goals or approach to partner relationships, which may result in accidents, regulatory noncompliance, project delays or unexpected future costs, all of which may affect the viability of these projects and Talisman's standing in the external market.

Talisman is also dependent on other working interest co-participants of these projects to fund their contractual share of the capital expenditures. If these co-participants are unable to fund their contractual share of, or do not approve, the capital expenditures, the co-participants may seek to defer programs, resulting in strategic misalignments and a delay of a portion of development of Talisman's programs, or the co-participants may default such that projects may be delayed and/or Talisman may be partially or totally liable for their share.

Some of Talisman's projects involve transition of operatorship as part of a joint arrangement, which requires a significant amount of effort and coordination. Successful handover of the operations to the partners is dependent on Talisman's ability to maintain equal governance and active involvement in the operations.

Attraction, Retention and Development of Personnel

Successful execution of the Company's plans is dependent on Talisman's ability to attract and retain talented personnel who have the skills necessary to deliver on the Company's strategy and maintain safe operations. This includes not only key talent at a senior level, but also individuals with the professional and technical skill sets critical for Talisman's business, particularly geologists, geophysicists, engineers and other specialists. As labour demand remains high and a greater percentage of the population reaches retirement age, retention concerns are also heightened. In North America, Talisman competes for talent in two very competitive markets – Calgary

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and Houston. If the Company is unable to attract and retain highly qualified petrotechnical people in these markets, its ability to deliver may be significantly compromised. In addition, in the North Sea, high project activity has compounded competition for labour, posing an increased retention risk. In Asia, energy demand driven by economic growth has resulted in higher levels of activity in the sector and created strong competition for skilled technical staff. National oil companies and joint arrangement activities may also impose requirements to develop their national talent, increase secondee assignments, and employ local nationals.

Egress and Gas & Liquids Buyers

As increasing volumes of natural gas and liquids are brought onstream by Talisman and others, transportation and processing infrastructure capacity may, at times, be exceeded before capacity additions become available. In such an event, there is a risk that the transportation and/or processing of some of the Company's production may be restricted or delayed until pipeline connection or infrastructure additions are complete. For example, Colombia's oil export infrastructure generally continues to operate close to or at capacity, pending capacity additions which are at various stages of commissioning, approval and/or construction. Talisman and Equion currently have access to sufficient capacity in the key Ocensa pipeline, allowing access to the Coveñas terminal and international markets. In addition, Equion has access to Oleoducto de Colombia, a parallel line from Vasconia to Coveñas. As Talisman's production grows, the Company may not be able to secure sufficient upstream pipeline access into Ocensa as soon as it is required. If Talisman is unable to negotiate access to additional pipeline capacity or to employ trucking as an alternative, Talisman's production may be restricted or delayed and/or netbacks may be reduced on a portion of Talisman's production. In the Eagle Ford play, Talisman has acquired sufficient access to infrastructure for both liquids and gas for the near and medium term (through January 2017); however, in the longer term, additional capacity and infrastructure may be required. In the event that there are delays in the ongoing construction of new pipelines and processing projects in the Eagle Ford play, Talisman's access to additional pipeline capacity could be delayed. Ensuring that Talisman holds sufficient transportation capacity to take gas supplies from the Marcellus area, which has seen a significant growth in production which is expected to continue in the short/medium term, to areas with liquid markets is critical to ensuring the ability to flow production on an unrestricted basis as well as to maximize the value for Talisman's production. Another associated risk will be the availability and diversity of contract and credit-enabled buyers. Should Talisman be unable to secure access to infrastructure and qualified buyers for its production, the Company could face reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Competitive Risk

The global oil and gas industry is highly competitive. Talisman faces significant competition and many of the Company's competitors have resources in excess of Talisman's available resources. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel, including, but not limited to, geologists, geophysicists, engineers and other specialists that enable the business. Many of Talisman's competitors have the ability to pay more for seismic and lease rights in crude oil and natural gas properties and exploratory prospects. They can define, evaluate, bid for and purchase a greater number of properties and prospects than Talisman's financial or human resources permit. If the Company is not successful in the competition for oil and gas reserves or in the marketing of production, Talisman's financial condition and results of operations may be adversely affected. Many of the Company's competitors have resources substantially greater than Talisman's and have established positions in countries in which Talisman may seek new entry and, as a consequence, the Company may be at a competitive disadvantage. Typically during times of high commodity prices or increased industry activity, drilling and operating costs will also increase. These competitive forces may also lead to an overall increase in costs, which could have a negative impact on the Company's financial results.

Interest Rates

The Company is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to reset risk associated with debt maturity. Most of the Company's debt is issued at fixed interest rates; therefore, the Company's main exposure to changes in interest rates would occur in respect of short-term investments or borrowings in the event that substantial cash balances are invested in or owed to the Company.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including suppliers and coventurers, counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. While the Company maintains a risk management system that limits exposures to any one counterparty, losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect Talisman's financial condition.

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Hedging Activities

Talisman uses derivative instruments to hedge a portion of the Company's expected production so as to manage the impact of fluctuations in crude oil and natural gas prices on the Company's results of operations and cash flow. Fluctuations in crude oil and gas prices could have a material effect on the volatility of the Company's earnings. To the extent that Talisman engages in hedging activities to protect itself against commodity price declines, Talisman may be prevented from fully realizing the benefits of increases in crude oil and natural gas prices above the prices established by the Company's hedging contracts. See also "Risk Factors – Volatility of Oil and Natural Gas Prices." When considered appropriate, the Company may also use currency swaps to manage fluctuations in exchange rates and interest rate swaps to manage Talisman's exposure to interest rate changes through the Company's borrowings. See also "Risk Factors – Exchange Rate Fluctuations" and "Risk Factors – Interest Rates."

Additionally, Talisman's hedging portfolio may expose it to financial losses in certain circumstances, such as the recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of the Company's natural gas and oil, exchange rate or interest rate derivative instruments can fluctuate significantly between periods.

Corruption

Talisman's operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. Despite the training and policies, it is possible that Talisman, or some of its employees or contractors, could be charged with bribery or corruption. If Talisman is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, Talisman could be subject to onerous penalties. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair Talisman's ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of Talisman from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization, reputational impacts and increased investor concern.

Information Systems

Many of Talisman's business processes depend on the availability, capacity, reliability and security of the Company's information technology infrastructure and Talisman's ability to expand and continually update this infrastructure in response to the Company's changing needs. The Company's IT systems are increasingly integrated in terms of geography, number of systems, and key resources supporting the delivery of IT systems. The performance of Talisman's key suppliers is critical to ensure appropriate delivery of key services. Any failure to manage, expand and update the Company's information technology infrastructure, any failure in the extension or operation of this infrastructure, or any failure by the Company's key resources or service providers in the performance of their services could materially and adversely harm Talisman's business.

The ability of the IT function to support Talisman's business in the event of a disaster such as fire, flood or loss/denial of any of the Company's DataCentres or major office locations and Talisman's ability to recover key systems from unexpected interruptions cannot be fully tested and there is a risk that, if such an event actually occurs, the business continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a DataCentre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner.

In addition, the increasing risk of information security breaches, including more sophisticated attempts often referred to as advanced persistent threats, requires Talisman to continually improve its ability to detect and prevent such occurrences. Disruption of critical IT services, or breaches of information security, could have a negative effect on Talisman's operational performance and earnings, as well as on the Company's reputation.

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REPORT OF MANAGEMENT

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with International Financial Reporting Standards. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the original Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2013, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Harold N. Kvisle	Paul R. Smith
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer
February 27, 2014

52       TALISMAN ENERGY ANNUAL REPORT 2013

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, 1992 Framework (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Talisman Energy Inc. as of December 31, 2013 and 2012 and the Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2013 and our report dated February 27, 2014 expressed an unqualified opinion thereon.

Chartered Accountants

Calgary, Canada
February 27, 2014

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INDEPENDENT AUDITORS' REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Talisman Energy Inc.

We have audited the accompanying Consolidated Financial Statements of Talisman Energy Inc., which comprise the Consolidated Balance Sheets as at December 31, 2013 and 2012 and the Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2013 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Talisman Energy Inc. as at December 31, 2013 and 2012 and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for joint arrangements as a result of the adoption of IFRS 11 Joint Arrangements, effective January 1, 2013. Our opinion is not modified with respect to this matter.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Talisman Energy Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework), and our report dated February 27, 2014 expressed an unqualified opinion on Talisman Energy Inc.'s internal control over financial reporting.

Chartered Accountants

Calgary, Canada
February 27, 2014

54       TALISMAN ENERGY ANNUAL REPORT 2013

CONSOLIDATED BALANCE SHEETS

December 31 (millions of US$)	2013	2012

		(restated – note 4)
ASSETS
CURRENT

Cash and cash equivalents (note 29)	364	553

Accounts receivable (note 10)	1,117	884

Risk management (note 23)	17	48

Income and other taxes receivable	52	10

Restricted cash (note 13)	121	–

Inventories (note 11)	137	122

Prepaid expenses	14	19

Assets held for sale (note 5)	776	–

	2,598	1,636

Other assets (note 12)	160	55

Restricted cash (note 13)	94	–

Investments (note 8)	1,204	1,791

Risk management (note 23)	20	26

Goodwill (note 9)	575	775

Property, plant and equipment (note 14)	9,752	10,462

Exploration and evaluation assets (note 14)	3,165	3,319

Deferred tax assets (note 27)	1,593	1,273

	16,563	17,701

TOTAL ASSETS	19,161	19,337

LIABILITIES
CURRENT

Bank indebtedness	13	–

Accounts payable and accrued liabilities	1,835	1,744

Current portion of Yme removal obligation (note 13)	121	–

Risk management (note 23)	101	81

Income and other taxes payable	155	84

Loans from joint ventures (note 8)	288	148

Current portion of long-term debt (note 18)	882	8

Liabilities associated with assets held for sale (note 5)	160	–

	3,555	2,065

Decommissioning liabilities (note 16)	1,727	1,514

Yme removal obligation (note 13)	131	–

Other long-term obligations (note 19)	246	256

Risk management (note 23)	37	1

Long-term debt (note 18)	4,357	4,434

Deferred tax liabilities (note 27)	553	1,157

	7,051	7,362

Contingencies and commitments (note 24)
SHAREHOLDERS' EQUITY

Common shares (note 21)	1,723	1,639

Preferred shares (note 21)	191	191

Contributed surplus	135	121

Retained earnings	5,695	7,148

Accumulated other comprehensive income (note 22)	811	811

	8,555	9,910

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	19,161	19,337

See accompanying notes.

On behalf of the Board:

Charles R. Williamson	William R. P. Dalton
Chairman of the Board	Director

TALISMAN ENERGY ANNUAL REPORT 2013       55

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

Years ended December 31 (millions of US$)	2013	2012	2011

		(restated – note 4)	(unadjusted – note 4)
REVENUE
Sales	4,652	6,767	8,194

Other income (note 25)	109	84	78

Income (loss) from joint ventures and associates, after tax (note 8)	(275)	315	–

Total revenue and other income	4,486	7,166	8,272

EXPENSES

Operating	1,432	2,361	2,190

Transportation	192	221	216

General and administrative	434	510	431

Depreciation, depletion and amortization	1,922	2,371	1,949

Impairment (note 15)	946	2,589	226

Dry hole	89	238	241

Exploration	260	346	427

Finance costs (note 17)	331	272	278

Share-based payments expense (recovery) (note 21)	49	(63)	(310)

Loss on held-for-trading financial instruments (note 23)	140	93	210

Gain on disposals (note 5)	(100)	(1,624)	(192)

Other, net (note 26)	113	124	161

Total expenses	5,808	7,438	5,827

Income (loss) before taxes	(1,322)	(272)	2,445

Income taxes (note 27)

Current income tax	623	792	1,441

Deferred income tax (recovery) expense	(770)	(1,196)	228

	(147)	(404)	1,669

Net income (loss)	(1,175)	132	776

Per common share (US$):

Net income (loss)	(1.15)	0.12	0.76

Diluted net income (loss)	(1.21)	0.01	0.38

Weighted average number of common shares outstanding (millions)

Basic (note 30)	1,030	1,025	1,023

Diluted (note 30)	1,032	1,033	1,038

See accompanying notes.

56       TALISMAN ENERGY ANNUAL REPORT 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended December 31 (millions of US$)	2013	2012	2011

		(restated – note 4)	(unadjusted – note 4)
Net income (loss)	(1,175)	132	776

Actuarial gains (losses) relating to pension and other post-employment benefits(1)	7	10	(26)

Other comprehensive income (loss) not being reclassified to net income or loss in subsequent years	7	10	(26)

Comprehensive income (loss)	(1,168)	142	750

1)
Net of tax of $3 million (2012 – $26 million; 2011 – $29 million)

See accompanying notes.

TALISMAN ENERGY ANNUAL REPORT 2013       57

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31 (millions of US$)	2013	2012	2011

		(restated – note 4)	(unadjusted – note 4)
COMMON SHARES (note 21)

Balance at beginning of year	1,639	1,561	1,480

Issued on exercise of stock options	41	15	175

Shares purchased and held in trust for long-term PSU plan	(1)	(25)	(94)

Shares released from trust for long-term PSU plan	44	88	–

Balance at end of year	1,723	1,639	1,561

PREFERRED SHARES (note 21)

Balance at beginning of year	191	191	–

Issued	–	–	191

Balance at end of year	191	191	191

CONTRIBUTED SURPLUS

Balance at beginning of year	121	186	108

Settlement of long-term PSU plan grant (note 21)	(44)	(88)	–

Share-based payments (note 21)	58	23	78

Balance at end of year	135	121	186

RETAINED EARNINGS

Balance at beginning of year	7,148	7,292	6,819

Net income (loss)	(1,175)	132	776

Actuarial gains (losses) transferred to retained earnings	7	10	(26)

Common share dividends (note 21)	(277)	(277)	(277)

Preferred share dividends (note 21)	(8)	(9)	–

Balance at end of year	5,695	7,148	7,292

ACCUMULATED OTHER COMPREHENSIVE INCOME (note 22)

Balance at beginning of year	811	788	788

Other comprehensive income (loss)	7	10	(26)

Transfer of accumulated foreign currency loss to net income	–	23	–

Actuarial losses (gains) transferred to retained earnings	(7)	(10)	26

Balance at end of year	811	811	788

See accompanying notes.

58       TALISMAN ENERGY ANNUAL REPORT 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (millions of US$)	2013	2012	2011

		(restated – note 4)	(unadjusted – note 4)
OPERATING ACTIVITIES

Net income (loss)	(1,175)	132	776

Add: Finance costs (cash and non-cash) (note 17)	331	272	278

Dividends from associates (note 8)	58	–	9

Items not involving cash (note 28)	2,549	2,152	2,124

	1,763	2,556	3,187

Changes in non-cash working capital (note 28)	4	(160)	(375)

Cash provided by operating activities	1,767	2,396	2,812

INVESTING ACTIVITIES
Capital expenditures

Exploration, development and other	(2,363)	(3,509)	(4,303)

Corporate acquisitions, net of cash acquired	–	–	(156)

Property acquisitions (note 6)	(100)	(109)	(737)

Proceeds of resource property dispositions (note 5)	146	964	527

Repayment of note receivable	–	–	40

Acquisition deposit	–	–	18

Yme removal obligation, net of settlement (note 13)	252	–	–

Restricted cash, net of settlement (note 13)	(215)	–	–

Investments	(13)	(20)	54

Proceeds on disposition of associate (note 5)	590	–	–

Loan to joint venture, net of repayments (note 8)	(398)	–	–

Proceeds on reduction in UK investment, net of cash disposed (note 5)	–	1,349	–

Changes in non-cash working capital	(231)	113	10

Cash used in investing activities	(2,332)	(1,212)	(4,547)

FINANCING ACTIVITIES

Long-term debt repaid (note 18)	(308)	(1,807)	(313)

Long-term debt issued (note 18)	1,094	1,336	1,044

Loans from joint ventures, net of repayments (note 8)	141	109	–

Common shares issued (note 21)	28	13	114

Common shares purchased (note 21)	(1)	(25)	(94)

Preferred shares issued (note 21)	–	–	191

Finance costs (note 17)	(295)	(190)	(202)

Common share dividends (note 21)	(277)	(277)	(277)

Preferred share dividends (note 21)	(8)	(9)	–

Deferred credits and other	(8)	(3)	(1)

Changes in non-cash working capital	(2)	(6)	11

Cash provided by (used in) financing activities	364	(859)	473

Effect of translation on foreign currency cash and cash equivalents	(1)	9	23

Net increase (decrease) in cash and cash equivalents	(202)	334	(1,239)

Cash and cash equivalents net of bank indebtedness, beginning of year	553	219	1,653

Cash and cash equivalents net of bank indebtedness, end of year	351	553	414

Cash and cash equivalents	364	553	474

Bank indebtedness	(13)	–	(60)

Cash and cash equivalents net of bank indebtedness, end of year	351	553	414

See accompanying notes.

TALISMAN ENERGY ANNUAL REPORT 2013       59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of US dollars, except as noted)

1. Corporate Information

Talisman Energy Inc. ("Talisman" or the "Company") is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TLM". The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The Consolidated Financial Statements as at and for the year ended December 31, 2013 were authorized for issuance by the Board of Directors on February 27, 2014.

2. Basis of Preparation

The Consolidated Financial Statements of Talisman Energy Inc. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Consolidated Financial Statements have been prepared on a going concern basis using the historical cost convention, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value.

The preparation of Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas of accounting that require a high degree of judgment or which are based upon significant estimates are disclosed in note 3(z).

3. Significant Accounting Policies

a) Accounting Policies Adopted on January 1, 2013

Effective January 1, 2013, Talisman adopted new and amended accounting standards as described below:

Joint Arrangements, Consolidation, Associates and Disclosures

•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard established a new control model that applies to all entities. This standard did not have a significant impact on Talisman's financial results as all subsidiaries are wholly-owned. The trusts holding common shares, to settle the Company's obligation arising from its long-term performance share unit plan, are consolidated since they are special purpose entities controlled by the Company and all other results are from joint operations;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation. As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements. Upon adoption of this standard on January 1, 2013, the Company accounted for its investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion) using the equity method of accounting and retrospectively restated the 2012 results and financial position. The Company has elected not to restate the 2011 results in accordance with the respective transitional provisions of the new and amended standards. Refer to note 4;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The Company has provided the additional disclosures in notes 8 and 33;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. The adoption of this standard did not have an impact on Talisman's Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. The adoption of this standard was applied to the Company's investments in the TSEUK and Equion joint ventures and associates as described in note 8.

60       TALISMAN ENERGY ANNUAL REPORT 2013

Employee Benefits

•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments require the recognition of changes in defined benefit obligations and fair value of plan assets when they occur, eliminating the "corridor approach", and accelerates the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are to be recognized immediately through other comprehensive income (OCI). In addition, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation. The amendments also enhance financial statement disclosures. The amended standard requires retrospective application. The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements.

Presentation of Items of Other Comprehensive Income

•
IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1. The amendments to IAS 1 improve the quality of the presentation of OCI. The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendment affected presentation only and had no impact on the Company's financial position or performance.

Offsetting Financial Assets and Financial Liabilities

•
IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity's financial position. The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. As the Company is not netting any significant amounts related to financial instruments in accordance with IAS 32 and does not have significant offsetting arrangements, the amendment does not have a significant impact on the Company.

Fair Value Measurement

•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Adoption of the standard did not require adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. This standard had no material impact on the Company's financial position or performance.

b) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries, being those investees over which the Company either directly or indirectly, has control. Control is achieved when Talisman is exposed, or has the rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, Talisman controls an investee if, and only if, Talisman has:

•
Power over the investee, through existing rights that give Talisman the current ability to direct the relevant activities;

•
Exposure, or rights to variable returns from its involvement with the investee; and

•
The ability to use its power over the investee to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. The trusts holding common shares to settle the Company's obligation arising from its long-term performance share unit plan are also consolidated since it is a special purpose entity controlled by the Company (note 21). All intercompany balances and transactions, including unrealized profits arising from such transactions, are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

c) Joint Arrangements and Investments

A joint arrangement represents an arrangement where two or more parties hold joint control. Joint control is deemed to exist under contractual agreement where decisions regarding relevant activities of the arrangement require the unanimous consent of those parties sharing control.

TALISMAN ENERGY ANNUAL REPORT 2013       61

A joint venture is a joint arrangement and represents a company or other entity in which each venturer has an interest, holds joint control and holds rights to the net assets of the entity. Interests in joint ventures are accounted for using the equity method of accounting.

A joint operation is a joint arrangement and represents a company, partnership or other entity in which each venturer has an interest, holds joint control and holds rights to the assets and obligations for the liabilities of the entity. Interests in joint operations are accounted for by recognizing the Company's share of the assets, liabilities, revenue and expenses.

Interests in entities over which Talisman has significant influence, but not control or joint control, are accounted for using the equity method as an associate. Talisman's share of the income of equity investments is recorded in the Consolidated Statements of Income (Loss). Dividends from equity investments are included in cash provided by operating activities. Interests in entities over which Talisman does not have significant influence are accounted for as available-for-sale financial assets. Both equity investments and investments classified as available-for-sale assets are tested for possible impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable.

d) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is the aggregate of the consideration transferred, measured at acquisition date fair value. Acquisition costs incurred are expensed. When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts acquired.

Contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration recorded as a financial asset or liability are recognized in net income in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed in business combinations. Goodwill is not amortized but is subject to impairment reviews annually, or more frequently as economic events dictate, as described in note 3(j).

Where goodwill forms part of an operating segment and part of the operation within that segment is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the segment retained.

e) Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The allowance for doubtful accounts is management's best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly.

f) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost comprises direct purchase costs, cost of production and taxes, and is determined using the first-in first-out method for product inventories and by the average cost method for materials and supplies. Net realizable value is determined by reference to prices existing at the balance sheet date less any costs expected to be incurred to completion and disposal.

g) Property, Plant and Equipment (PP&E)

PP&E, comprising oil and gas development and production properties and corporate assets, is stated at cost less accumulated depreciation, depletion and amortization and accumulated impairment losses.

Oil and gas development and production expenditure is generally accounted for using the principles of the successful efforts method of accounting. Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells is capitalized within PP&E.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning liability and capitalized borrowing costs for qualifying assets. The capitalized value of a finance lease is also included within PP&E.

Expenditure on turnarounds comprises the cost of replacement assets or parts of assets and inspection and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits will flow to the Company from the replacement, the expenditure is capitalized and the replaced part is derecognized. Inspection and overhaul costs relating to turnarounds, which generally occur annually, and all other repairs and maintenance costs are expensed when incurred.

62       TALISMAN ENERGY ANNUAL REPORT 2013

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in PP&E and depleted using the unit of production method.

Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset exchanged is reliably measurable. The cost of the acquired asset is measured at the fair value of the asset exchanged, unless the fair value of the asset received is more clearly evident. Where fair value is not used, the cost of the acquired asset is measured at the carrying amount of the asset exchanged. Any gain or loss arising is recognized in net income.

The Company assesses at each reporting date whether there is an indication that its PP&E may be impaired or subject to impairment reversals. If any indication exists, the Company estimates the asset's recoverable amount using the methodology described in note 3(i).

h) Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off to their estimated recoverable amount. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E (see note 3(i) for details of the impairment methodology). If a project no longer meets these criteria, it is tested for impairment and transferred back from PP&E to E&E assets.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned.

All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

For exchanges or parts of exchanges that involve principally E&E assets, the exchange is generally accounted for at the carrying amount of the asset exchanged.

i) Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, for example, changes in assumptions relating to future prices, future costs and reserves. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash-generating unit (CGU). If any such indication of impairment exists, an estimate of the CGU's recoverable amount is made. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding production volumes, discount rates, long-term commodity prices, reserve quantities, operating costs, royalty rates, future capital cost estimates, foreign exchange rates, income taxes and life of field. In addition, the Company will consider market data related to recent transactions for similar assets. In determining the fair value of the Company's investment in shale properties the Company considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent, undeveloped land values per acre held, and midstream asset valuations based on expected volumes, tariffs and earnings multiples.

E&E assets are also tested for possible impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU's recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depletion charge is adjusted in future periods to allocate the CGU's revised carrying amount on a systematic basis over its remaining useful life.

The Company assesses investments for impairment whenever changes in circumstances or events indicate that the carrying value may not be recoverable. If such impairment indicators exist, the carrying amount of the investment is compared to its recoverable amount. The recoverable amount is the higher of the investment's fair value less costs to sell and its value in use. The investment is written down to its recoverable amount when its carrying amount exceeds the recoverable amount.

TALISMAN ENERGY ANNUAL REPORT 2013       63

j) Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may be impaired. The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments described in note 32, except for locations within the Other segment, which are generally grouped by country. Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment or country, as appropriate, to which the goodwill relates. Where the recoverable amount of the segment or country, as appropriate, is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed.

k) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Successful exploratory wells and development costs are depleted over proved developed reserves. Significant development costs incurred in connection with proved undeveloped reserves are excluded from depletion until the reserves are developed.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over total proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5-33%, respectively. Gas plants and pipelines in the North Sea are depleted using the unit of production method based on the related fields.

The transportation rights owned with respect to the Ocensa pipeline are recorded in other assets (note 12), and are being depreciated using the straight-line method at an annual rate of 8%.

l) Non-Current Assets Held for Sale

Non-current assets classified as held for sale and associated liabilities are measured at the lower of carrying amount and fair value less costs to sell, and are presented as current on the Consolidated Balance Sheets.

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

PP&E is not depreciated once classified as held for sale.

m) Decommissioning and Environmental Liabilities

Decommissioning liabilities are recognized when the Company has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the liability is recognized as part of the cost of the related PP&E or E&E asset.

Decommissioning liabilities are carried on the Consolidated Balance Sheets at their discounted present value, which is remeasured each reporting period in order to reflect the period end discount rate. The liabilities are calculated using a weighted average credit-adjusted risk free rate, and are accreted over time for the change in their present value, with this accretion expense included in finance costs on the Consolidated Statements of Income (Loss). Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded decommissioning liability and the actual retirement costs incurred is recorded as a gain or loss.

The increase in capitalized costs is amortized to income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated decommissioning liabilities are capitalized and amortized over the remaining useful life of the underlying asset.

64       TALISMAN ENERGY ANNUAL REPORT 2013

Liabilities for environmental costs are recognized when an obligation exists and the associated costs can be reliably estimated. Generally, the timing of recognition of these liabilities coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure. These estimates are included in decommissioning liabilities.

n) Finance Costs and Long-Term Debt

Finance costs include interest and other costs that Talisman incurs in connection with the borrowing of funds, as well as accretion expense relating to the Company's decommissioning liabilities.

Finance costs associated with major development projects are capitalized and included in the carrying amounts of the related assets until they are completed and ready for use. These costs are subsequently amortized to income with the related assets. The amount of borrowing costs capitalized for the period is determined by applying the weighted average interest rate applicable to appropriate borrowings outstanding during the period to the average amount of capitalized expenditure for the qualifying assets.

All other finance costs are recognized on the Consolidated Statements of Income (Loss) in the period in which they are incurred.

The classification of debt instruments in the Consolidated Balance Sheets reflects contractual requirements and management's intent in respect of the refinancing of those instruments. In particular, the classification of bankers' acceptances and commercial paper, when outstanding, reflects management's intent to repay within twelve months.

o) Foreign and Reporting Currency

The functional currency of all Talisman's operations is the US$.

Foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

Prior to January 1, 2011 in the UK, and prior to January 1, 2010 in Canada and Norway, the Company's operations were translated from UK£, C$ and NOK respectively into US$ using the current rate method whereby assets and liabilities were translated at year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses arising on translation from UK£, C$ and NOK to US$ were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

As a result of changes in the composition of revenue and costs and changes in intercompany loan arrangements, management determined that the functional currency of the Company's UK operation is more closely linked to the US$. Effective January 1, 2011, the Company's UK operation has been accounted for as a US$ functional currency entity and gains and losses on translation are reflected in income. As a result, previously recognized foreign currency translation adjustments remained in accumulated other comprehensive income until Talisman reduced its ownership in its UK subsidiary (note 5). Following the change in the functional currency of the UK operation on January 1, 2011, the debt denominated in UK£ was no longer designated as a hedge of Talisman's net investment in the UK and, accordingly, foreign exchange gains and losses are recorded on the Consolidated Statements of Income (Loss).

The Company's operations in Canada and Norway are accounted for as US$ functional currency entities and gains and losses on translation are reflected in income. As a result, previously recognized foreign currency translation adjustments remain in accumulated other comprehensive income until Talisman reduces its net investment in its Canadian or Norwegian subsidiaries.

p) Employee Benefit Plans

The cost of providing benefits under the Company's defined benefit pension plans and non-pension post-employment benefit plans is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and employee retirement ages. There is uncertainty relating to the assumptions used to calculate the net benefit expense and accrued benefit obligation, due to their long-term nature.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. The Company recognizes all actuarial gains and losses immediately in other comprehensive income (loss) and transfers them to retained earnings in the year recorded.

Payments to defined contribution plans are expensed as incurred, which is as the related service is rendered.

TALISMAN ENERGY ANNUAL REPORT 2013       65

The pension benefits of key management personnel represent the attributable amount of the net benefit expense of the plans in which they participate.

q) Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading assets and liabilities, assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial assets and liabilities are recognized on the Consolidated Balance Sheets when the Company becomes a party to the contractual requirements of the instrument. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates.

Non-Hedge Financial Instruments

Held-for-trading financial assets and liabilities are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax. Financial assets held-to-maturity, loans and receivables and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as loans and receivables and are measured at carrying value, which approximates fair value, due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, certain other long-term obligations and current and long-term debt are classified as other financial liabilities. Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Financial instruments that are derivative contracts are considered held-for-trading. The financial derivative contracts outstanding at December 31, 2013 are disclosed in note 23.

Derivatives embedded in other financial instruments and non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract. Contracts are assessed for embedded derivatives when the Company becomes a party to them, including at the date of a business combination. Embedded derivatives requiring separation are measured at fair value at each balance sheet date and any gains or losses arising from changes in fair value are recognized in net income.

Own Use Exemption

Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company's expected purchase, sale or usage requirements fall within the exemption from IAS 32 and IAS 39, which is known as the "own use" exemption. The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The Company's production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

r) Comprehensive Income (Loss)

The Consolidated Statements of Comprehensive Income (Loss) reflects net income and items of other comprehensive income (loss) which comprise changes in the fair value of financial instruments designated as cash flow hedges, to the extent they are effective and actuarial gains and losses arising in relation to the Company's employee benefit plans.

s) Income Taxes

Income taxes comprise current tax, deferred tax and Petroleum Revenue Tax (PRT) and are recognized on the Consolidated Statements of Income (Loss) except to the extent they relate to items recognized in other comprehensive income (loss) or directly in equity. PRT is treated as an income tax and deferred PRT is accounted for on a temporary difference basis.

Interest and penalties assessed by taxing authorities on any underpayment of income tax are accrued and classified as a component of income taxes on the Consolidated Statements of Income (Loss).

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income taxes at the statutory tax rate in effect at the time of production.

66       TALISMAN ENERGY ANNUAL REPORT 2013

The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Current Tax

Current tax is based on estimated taxable income and tax rates which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred Tax

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity.

t) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and NGLs are recognized at the fair value of the consideration received or receivable when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil and natural gas sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil or natural gas production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks, and overliftings are recorded in accounts payable and accrued at the sales value. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in deferred credits and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and are not netted against revenue.

A significant portion of the Company's operations outside North America and the North Sea are governed by Production Sharing Contracts (PSCs). Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of state oil companies from production. Profit oil and gas is allocated to the host government and contract parties in accordance with their respective equity interests.

All taxes collected from customers that are remitted to governments are excluded from revenues.

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, natural gas and NGLs production and are recorded using rates in effect under the terms of contracts at the time of production.

Sales as reported represents the Company's share of revenues from the sale of crude oil, natural gas and NGLs and is presented after deduction of royalty payments to governments and other mineral interest owners.

u) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for at the commencement of the lease term as finance leases and recorded as PP&E at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments, together with an offsetting liability. Finance charges are allocated to each period so as to achieve a constant rate of interest on the remaining balance of the liability and are recognized in net income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

TALISMAN ENERGY ANNUAL REPORT 2013       67

v) Share-Based Payments

Talisman has stock option plans, cash unit plans, a performance share unit (PSU) plan, deferred share unit (DSU) plans and restricted share unit (RSU) plans, under which it receives services from employees and directors as consideration for cash payments or equity instruments of the Company. The long-term PSU plan must be settled in shares. The cash unit, deferred share unit and restricted share unit plans must be settled in cash. The stock option plans may be settled in cash at the option of the holder or the underlying share can be purchased.

Equity-Settled Awards

The Company uses the Black-Scholes pricing model to estimate the fair value of equity-settled awards.

For the PSU plans, the Company determines the fair value of the units on the date of grant and recognizes the fair value over the vesting period as share-based payments expense and contributed surplus.

Cash-Settled Awards

The Company uses the Black-Scholes pricing model to estimate the fair value of cash-settled awards. Fair value is established initially at the grant date and the obligation is revalued each reporting period until the awards are settled with any changes in the obligation recognized as share-based payments expense (recovery) on the Consolidated Statements of Income (Loss), except for the changes related to deferred share units to directors, which are included in general and administrative expenses.

The stock option plans are classified as liability instruments and remeasured at their fair value at the end of each reporting period.

For plans having vesting conditions, the total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options and units that are expected to vest based on the vesting conditions and recognizes the impact of the revision to original estimates, if any, in net income.

w) Net Income and Diluted Net Income per Share

Net income per share is calculated by dividing net income less after tax cumulative preferred share dividends by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The method the Company uses to determine the dilutive impact of stock options assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the period. In periods when a share-based payments recovery is reported, net income used in the dilution calculation is reduced by the amount of the recovery.

For stock options that may be settled in cash or shares at the employees' option, the more dilutive impact of cash settlement and equity settlement is used in calculating diluted net income per share regardless of how the stock option plan is accounted for. Stock options that are reported as cash-settled for accounting purposes may require an adjustment to the numerator in the diluted net income per share calculation for any changes in net income that would result if the stock options had been reported as equity instruments.

x) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and interest-bearing short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

For the purpose of the Consolidated Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of bank indebtedness.

y) Segmented Information

The Company's reporting segments are established on the basis of having similar economic characteristics and/or which are in similar geographic locations and those components of the Company that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

See note 32 for disclosure of segmented information.

z) Significant Accounting Judgments, Estimates and Assumptions

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and

68       TALISMAN ENERGY ANNUAL REPORT 2013

the reported amounts of revenues and expenses during the periods noted. Such estimates relate primarily to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

DD&A, the fair value of PP&E and E&E assets, amounts recognized for impairment charges and reversals and the recognition of assets acquired and liabilities assumed upon a business combination are impacted by estimates of oil and natural gas reserves, contingent resources, commodity prices, and capital and operating costs required to develop and produce those reserves. The Company also used a variety of market metrics, described in note 15, in assessing the fair value of the PP&E and E&E assets. By their nature, market metrics, estimates of reserves and resources and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material. The measurement of impairment charges and reversals is also dependent upon management's judgment in determining CGUs.

Inherent in the calculation of decommissioning liabilities are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the amount of decommissioning liabilities, a corresponding adjustment is made to the PP&E and/or E&E assets balance.

The values of pension assets and obligations and the amount of the net benefit expense charged to net income depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

The measurement of income tax expense, the related provisions and deferred tax assets on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes pricing model. These estimates depend on certain assumptions, including share price volatility, risk free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield which, by their nature, are subject to measurement uncertainty.

The designation of the Company's functional currency is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Provisions are recorded when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability.

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote. The evaluation of the likelihood of the contingent events requires management judgment as to the probability of exposure to potential loss.

aa) Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the IASB are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted. The Company intends to adopt these standards, if applicable, when they become effective on, or after, January 1, 2014:

Effective Subsequent to 2013

•
IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32, Financial Instruments Presentation. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As the Company is not netting any significant amounts related to financial instruments and does not have any significant offsetting arrangements, the amendment is not expected to have a significant impact on the Company.

•
IAS 36 Impairment of Assets – Amendments to IAS 36. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendments to IAS 36 are effective for annual periods beginning on or after

TALISMAN ENERGY ANNUAL REPORT 2013       69

  January 1, 2014 and require retrospective application. This standard is not expected to have an impact on the Company's financial position or performance.

•
IFRIC 21 Levies – Interpretation of IAS 37 Provisions, contingent liabilities and assets: IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. The interpretation clarifies that the obligation that gives rise to the liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company is currently evaluating the impact of this standard.

4. Adoption of IFRS 11 – Joint Arrangements

Effective January 1, 2013, the Company adopted IFRS 11 Joint Arrangements which establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. Upon adoption of this standard, the Company now accounts for its investments in Talisman Energy (UK) Limited (TEUK) (now renamed TSEUK) and Equion using the equity method of accounting. Changes have been applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the adjustment of prior period financial information. The impact of adopting IFRS 11 is outlined below.

The accounting policies described in note 3 have been applied in preparing the Consolidated Financial Statements as at and for the year ended December 31, 2013. The Company's 2012 comparative balances reflect the deconsolidation of Equion's entire respective year balances as joint control was shared over this period. The Company has elected not to present a restated January 1, 2012 balance sheet as the only investment impacted is Equion, and the impact was not material for disclosure purposes. Comparative figures presented pertaining to the Company's 2012 results have been restated while comparative figures pertaining to the Company's 2011 results have not been restated in accordance with the respective transitional provisions of the new and amended standards.

The Company's 2012 comparative balances reflect the deconsolidation of TSEUK's balances commencing December 17, 2012 triggered by the sale of its 49% equity interest in TEUK.

On transition to IFRS 11, the net assets of TSEUK were negative, however Talisman has a long-term loan in place with TSEUK. This loan bears long-term interest that in substance forms part of Talisman's net investment in TSEUK.

The most significant impact of adoption is from the application of equity accounting on joint arrangements which are classified as joint ventures.

Reconciliations from Proportionate Consolidation of Joint Ventures to Equity Accounting under IFRS 11

The Company has adjusted amounts reported previously in its Consolidated Financial Statements. The transition from proportionate consolidation of joint ventures to equity accounting affected the Company's financial position, results of operations and cash flows as presented in the following reconciliations:

70       TALISMAN ENERGY ANNUAL REPORT 2013

Reconciliation of Consolidated Balance Sheet at December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equion(1)	Deconsolidation of TSEUK(1)	December 31, 2012 Restated

Assets
Current

Cash and cash equivalents	721	(104)	(64)	553

Accounts receivable	1,210	(158)	(168)	884

Risk management	48	–	–	48

Income and other taxes receivable	10	–	–	10

Inventories	150	(11)	(17)	122

Prepaid expenses	23	–	(4)	19

	2,162	(273)	(253)	1,636

Other assets	115	(60)	–	55

Investments	747	785	259	1,791

Risk management	26	–	–	26

Goodwill	1,014	(162)	(77)	775

Property, plant and equipment	13,005	(554)	(1,989)	10,462

Exploration and evaluation assets	3,516	–	(197)	3,319

Deferred tax assets	1,273	–	–	1,273

	19,696	9	(2,004)	17,701

Total assets	21,858	(264)	(2,257)	19,337

Liabilities
Current

Accounts payable and accrued liabilities	2,250	(205)	(301)	1,744

Risk management	81	–	–	81

Income and other taxes payable	137	(49)	(4)	84

Loan from joint ventures	–	148	–	148

Current portion of long-term debt	8	–	–	8

	2,476	(106)	(305)	2,065

Decommissioning liabilities	2,743	(25)	(1,204)	1,514

Other long-term obligations	313	(52)	(5)	256

Risk management	1	–	–	1

Long-term debt	4,434	–	–	4,434

Deferred tax liabilities	1,981	(81)	(743)	1,157

	9,472	(158)	(1,952)	7,362

Shareholders' equity

Common shares	1,639	–	–	1,639

Preferred shares	191	–	–	191

Contributed surplus	121	–	–	121

Retained earnings	7,148	–	–	7,148

Accumulated other comprehensive income	811	–	–	811

	9,910	–	–	9,910

Total liabilities and shareholders' equity	21,858	(264)	(2,257)	19,337

1)
TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5. Equion deconsolidation includes amounts effective January 1, 2011.

TALISMAN ENERGY ANNUAL REPORT 2013       71

Reconciliation of Consolidated Statement of Income for the Year Ended December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equion	Deconsolidation of TSEUK(1)	December 31, 2012 Restated

Revenue

Sales	7,229	(403)	(59)	6,767

Other income	83	–	1	84

Income (loss) from joint ventures and associates, after tax	–	361	(46)	315

Total revenue and other income	7,312	(42)	(104)	7,166

Expenses

Operating	2,452	(58)	(33)	2,361

Transportation	221	–	–	221

General and administrative	510	–	–	510

Depreciation, depletion and amortization	2,501	(108)	(22)	2,371

Impairment	2,744	–	(155)	2,589

Dry hole	269	(31)	–	238

Exploration	346	1	(1)	346

Finance costs	276	(3)	(1)	272

Share-based payments recovery	(62)	–	(1)	(63)

Loss on held-for-trading financial instruments	93	–	–	93

Gain on disposals	(1,624)	–	–	(1,624)

Gain on revaluation of investment	(365)	365	–	–

Other, net	125	–	(1)	124

Total expenses	7,486	166	(214)	7,438

Loss before taxes	(174)	(208)	110	(272)

Income taxes

Current income tax	874	(90)	8	792

Deferred income tax recovery	(1,180)	(118)	102	(1,196)

	(306)	(208)	110	(404)

Net income	132	–	–	132

1)
TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5.

72       TALISMAN ENERGY ANNUAL REPORT 2013

Reconciliation of Consolidated Statement of Cash Flows for the Year Ended December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equion	Deconsolidation of TSEUK(1)	December 31, 2012 Restated

Operating activities

Net income	132	–	–	132

Add: Finance costs (cash and non-cash)	276	(3)	(1)	272

Items not involving cash	2,433	(255)	(26)	2,152

	2,841	(258)	(27)	2,556

Changes in non-cash working capital	(125)	(86)	51	(160)

Cash provided by operating activities	2,716	(344)	24	2,396

Investing activities
Capital expenditures

Exploration, development and other	(3,658)	125	24	(3,509)

Property acquisitions	(109)	–	–	(109)

Proceeds of resource property dispositions	964	–	–	964

Investments	(20)	–	–	(20)

Proceeds on reduction in UK investment, net of cash disposed	1,349	–	–	1,349

Changes in non-cash working capital	(1)	105	9	113

Cash used in investing activities	(1,475)	230	33	(1,212)

Financing activities

Long-term debt repaid	(1,807)	–	–	(1,807)

Long-term debt issued	1,336	–	–	1,336

Loan from joint venture	–	109	–	109

Common shares issued	13	–	–	13

Common shares purchased	(25)	–	–	(25)

Finance costs (cash)	(190)	(1)	1	(190)

Common share dividends	(277)	–	–	(277)

Preferred share dividends	(9)	–	–	(9)

Deferred credits and other	22	(25)	–	(3)

Changes in non-cash working capital	(6)	–	–	(6)

Cash used in financing activities	(943)	83	1	(859)

Effect of translation on foreign currency cash and cash equivalents	9	–	–	9

Net increase in cash and cash equivalents	307	(31)	58	334

Cash and cash equivalents, beginning of year	414	(73)	(122)	219

Cash and cash equivalents, end of year	721	(104)	(64)	553

1)
TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5.

TALISMAN ENERGY ANNUAL REPORT 2013       73

5. Disposals and assets held for sale

Sale of Colombian Pipeline Interest

In December 2013, Talisman sold its 12.152% equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition costs, of approximately $590 million, resulting in a pre-tax gain of $34 million. Talisman retained its crude oil transportation rights in the pipeline and retained its option to market any unused capacity to third parties.

North America Dispositions

In November 2013, Talisman completed sales of non-core assets in western Canada for net proceeds of $35 million, resulting in a pre-tax loss of $3 million ($2 million after tax).

In May 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $63 million, resulting in a pre-tax gain of $52 million ($39 million after tax).

Subsequent to December 31, 2013, Talisman reached an agreement to sell non-core assets in western Canada for proceeds of C$67 million.

Southeast Asia Dispositions

In 2013, Talisman completed the sale of its 5.03% interest in the Offshore Northwest Java Production Sharing Contract (PSC) in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after tax).

Asset Sales Completed in 2012

Sale of 49% Equity Interest in Talisman Energy (UK) Limited (TEUK) to China Petrochemical Corporation (Sinopec)

On December 17, 2012, Talisman completed the sale of 49% of its equity interest in TEUK, now renamed TSEUK, which owns substantially all of Talisman's UK assets, to Addax Petroleum UK Limited (APUK), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion based on an effective date of January 1, 2012. The $1.5 billion cash consideration is comprised of $1,349 million in cash ($1,467 million in cash received net of $118 million cash disposed) and $33 million of working capital and other adjustments.

The transaction resulted in a non-taxable gain of $860 million, which is included in the "Gain on disposals" on the Consolidated Statements of Income (Loss). At December 31, 2013 Talisman holds 51% of the joint venture company, with APUK holding the remaining 49%. As a result of the transaction, $23 million of exchange losses previously accumulated in other comprehensive income (loss) were included in the "Gain on disposals" on the Consolidated Statements of Income (Loss).

North America Dispositions

In 2012, the Company completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in a pre-tax gain of $256 million ($189 million after tax). The Company also sold non-core coal assets in northeast British Columbia for cash consideration of $496 million after transaction costs. The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Asset Sales Completed in 2011

During 2011, Talisman completed a transaction creating a partnership with Sasol to develop the Farrell Creek assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Farrell Creek assets for approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $89 million, which is included in "Gain on disposals" on the Consolidated Statements of Income (Loss).

Also in 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $113 million, which is included in "Gain on disposals" on the Consolidated Statements of Income.

Assets Held for Sale

In 2013, Talisman reached an agreement to sell part of its Montney acreage in northeast British Columbia for total cash consideration of C$1.5 billion. The transaction represents the sale of Talisman's Montney play position in the Farrell Creek and Cypress areas of British Columbia, and C$800 million of remaining third party capital carry. Talisman expects this transaction to close during the first half of 2014 following receipt of regulatory approvals.

74       TALISMAN ENERGY ANNUAL REPORT 2013

The associated assets and liabilities of properties held for sale at December 31, 2013 have been classified separately on the Consolidated Balance Sheet and comprise the following:

December 31, 2013

Assets

Cash	14

Accounts receivable	12

Property, plant and equipment (note 14)	644

Exploration and evaluation assets (note 14)	92

Goodwill (note 9)	14

Assets held for sale	776

Liabilities

Accounts payable and accrued liabilities	13

Decommissioning liabilities (note 16)	9

Deferred tax liabilities	138

Liabilities associated with assets held for sale	160

Immediately prior to the reclassification to assets held for sale, the disposal group was tested for impairment and no write down was necessary. The Montney assets were not considered to be a discontinued operation as they do not represent a major line of business or geographical area.

6. Property Acquisitions

During the year ended December 31, 2013, Talisman acquired a 55% working interest and operatorship of exploration and evaluation assets in Block 07/03 offshore Vietnam via two separate transactions with a total acquisition cost of $95 million. The block is adjacent to the Company's existing position in the Nam Con Son Basin.

During the year ended December 31, 2012, the Company completed an agreement with the Kurdistan Regional Government for a further investment of $50 million in the Kurdamir Block arising from the Company's decision to enter the next exploration sub-period of the licence.

During the year ended December 31, 2011, the Company acquired undeveloped land in the Eagle Ford shale play for approximately $145 million and undeveloped land in the Alberta Duvernay shale play for approximately $510 million.

7. Business Combinations

Kinabalu PSC

The Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, acquiring ownership of a 60% working interest in the Kinabalu PSC, as well as assuming operatorship on December 26, 2012. As consideration for receipt of the PSC interest, the Company paid to PETRONAS $50 million in January 2013.

This acquisition, which builds on the Company's acreage position in Malaysia and is being reported in the Southeast Asia segment, was accounted for using the acquisition method. The fair values of the identifiable assets acquired and liabilities assumed by Talisman, after working capital and other adjustments, were allocated as follows:

Fair value of share of net assets acquired

Property, plant and equipment	61

Exploration and evaluation assets	39

Decommissioning liability	(53)

Deferred tax liability	(19)

Total identifiable net assets at fair value	28

Goodwill arising on acquisition (note 9)	22

Total cost of acquisition	50

Satisfied by:

Cash paid in 2013	50

TALISMAN ENERGY ANNUAL REPORT 2013       75

The goodwill arising on this acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes.

Revenue and net income from Kinabalu PSC did not have a material impact on the Company during 2012, since the effective date of transaction was December 26, 2012. It is impractical to disclose information of revenue or net income had the transaction closed on January 1, 2012, as reliable information is not readily available. The Company did not incur any transaction costs as part of the acquisition.

No contingent consideration or contingent liabilities arose from this transaction.

Equion

On January 24, 2011, Talisman, together with Ecopetrol, completed the acquisition of BP Exploration Company (Colombia) Limited, renamed Equion. Talisman acquired a 49% interest in Equion for cash consideration of $785 million. As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements. Upon adoption of this standard on January 1, 2013, the Company accounted for its investment in Equion using the equity method of accounting and retrospectively restated the results and financial position (note 4).

8. Investments

	December 31, 2013	December 31, 2012

Investments in Joint Ventures

Equity investment in Equion	920	803

Equity investment in TSEUK	(606)	(155)

Loan to TSEUK	812	414

	1,126	1,062

Available-for-sale investments

Ocensa	–	662

Transasia Pipeline Company Pvt. Ltd.	34	34

Other	44	33

	78	729

Total	1,204	1,791

The Company did not record impairments against its investments during 2013.

Investments in Joint Ventures

Movement in investments in joint ventures during the period:

	December 31, 2013	December 31, 2012

Balance, beginning of year	1,062	890

Investment in TSEUK subsequent to disposal (note 5)	–	(109)

Loan to TSEUK	398	414

Share of net income (loss) and comprehensive income (loss)	(334)	315

Non-cash dividend received, net of income tax benefit of $214 million	–	(448	)(1)

Balance, end of year	1,126	1,062

1)
In November 2012, Talisman, together with Ecopetrol SA, completed a restructuring of Equion whereby the investment in Ocensa was distributed to the shareholders as a non-cash dividend.

Talisman has a 49% interest in the ownership and voting rights of Equion whose principal place of operations is Colombia. Talisman is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a heads of agreement amongst the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Talisman has a 51% interest in the ownership and voting rights of TSEUK whose principal place of operations is the United Kingdom and is incorporated in England and Wales. Talisman is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a

76       TALISMAN ENERGY ANNUAL REPORT 2013

shareholders' agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following tables summarize the financial information of the joint ventures. The tables also reconcile financial information to the carrying amount of the Company's interest in joint ventures, which are accounted for using the equity method.

	December 31, 2013			December 31, 2012
Summarized Balance Sheets	TSEUK(1)	Equion(1)	Total	TSEUK(1)	Equion(1)	Total

Cash and cash equivalents	42	69	111	125	212	337

Current assets	527	304	831	371	343	714

Loans receivable from shareholders	–	587	587	–	302	302

Non-current assets	3,515	1,321	4,836	4,287	1,290	5,577

Total assets	4,084	2,281	6,365	4,783	2,147	6,930

Current liabilities	700	420	1,120	600	516	1,116

Loans payable to shareholders	1,592	–	1,592	811	–	811

Non-current liabilities	3,131	315	3,446	3,827	322	4,149

Total liabilities	5,423	735	6,158	5,238	838	6,076

Net assets (liabilities)	(1,339)	1,546	207	(455)	1,309	854

Talisman's interest	51%	49%		51%	49%

Talisman's share of net assets (liabilities)	(683)	758	75	(232)	641	409

Goodwill	77	162	239	77	162	239

	(606)	920	314	(155)	803	648

Loan to TSEUK	812	–	812	414	–	414

	206	920	1,126	259	803	1,062

1)
Balances represent respective entity's 100% share.

	Year ended December 31, 2013			Year ended December 31, 2012
Summarized Statements of Income (Loss)	TSEUK(1)	Equion(1)	Total	TSEUK(1)	Equion(1)	Total

Revenue	1,411	729	2,140	114	822	936

Expenses

Operating	1,270	96	1,366	65	116	181

Transportation	24	43	67	–	–	–

General and administrative	10	–	10	–	–	–

Depreciation, depletion and amortization	718	207	925	43	221	264

Dry hole	43	–	43	–	63	63

Exploration expense	36	1	37	2	(1)	1

Finance costs	86	3	89	2	6	8

Impairment	1,625	–	1,625	304	–	304

Gain on revaluation of investment	–	–	–	–	(745)	(745)

Other	35	(9)	26	2	–	2

Income (loss) before tax	(2,436)	388	(2,048)	(304)	1,162	858

Current income tax expense (recovery)	(176)	157	(19)	(16)	183	167

Deferred income tax expense (recovery)	(1,378)	(6)	(1,384)	(198)	242	44

Net income (loss) and comprehensive income (loss)	(882)	237	(645)	(90)	737	647

Talisman's interest	51%	49%		51%	49%

Talisman's share of income (loss) after tax	(450)	116	(334)	(46)	361	315

Cash dividends received by Talisman	–	–	–	–	–	–

1)
Balances represent respective entity's 100% share.

TALISMAN ENERGY ANNUAL REPORT 2013       77

	Year ended December 31, 2013			Year ended December 31, 2012
Summarized Statements of Cash Flows	TSEUK(1)	Equion(1)	Total	TSEUK(1)	Equion(1)	Total

Operating Activities

Net income (loss)	(882)	237	(645)	(90)	737	647

Add: Finance costs (cash and non-cash)	86	3	89	2	6	8

Items not involving cash	1,031	199	1,230	142	(220)	(78)

Changes in non-cash working capital	(81)	(16)	(97)	(100)	176	76

Cash provided by operating activities	154	423	577	(46)	699	653

Investing activities

Capital expenditures, and acquisitions	(1,045)	(241)	(1,286)	(48)	(255)	(303)

Loans to shareholders, net of repayments	–	(284)	(284)	–	(222)	(222)

Other	33	(39)	(6)	(18)	(214)	(232)

Cash used in investing activities	(1,012)	(564)	(1,576)	(66)	(691)	(757)

Financing Activities

Loans from shareholders	780	–	780	–	–	–

Finance costs (cash)	(39)	(2)	(41)	(2)	2	–

Other	35	–	35	–	51	51

Cash provided by (used in) financing activities	776	(2)	774	(2)	53	51

1)
Balances represent respective entity's 100% share.

The summarized financial information presented are the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate. The fair value adjustments related to the Company's jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill. In addition, the financial statements of TSEUK have been adjusted with respect to asset impairments, dry hole expense and provisions.

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. As at December 31, 2013, $1,592 million has been drawn under this facility, of which Talisman's share is $812 million. Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced. All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK. Prior to the maturity date, TSEUK may repay in full or in part the balance outstanding on any loan under this facility.

The loan due to Equion of $288 million (2012 – $148 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

78       TALISMAN ENERGY ANNUAL REPORT 2013

The following table summarizes TSEUK and Equion commitments as at December 31, 2013:

Payments due by(1)(2)	2014	2015	2016	2017	2018	Subsequent to 2018	Total

Office leases	2	2	2	2	2	14	24

Vessel leases	93	83	12	9	4	–	201

Transportation and processing commitments(3)	9	8	8	8	4	15	52

Decommissioning liabilities(4)	91	108	107	131	95	1,539	2,071

PP&E and E&E assets(5)	171	137	60	–	–	–	368

Other service contracts	81	26	3	3	3	–	116

	447	364	192	153	108	1,568	2,832

1)
Payments exclude interest on long-term debt and payments made to settle derivative contracts.

2)
Future minimum payments denominated in foreign currencies have been translated into US$ based on the December 31, 2013 exchange rate.

3)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

5)
PP&E and E&E include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

As of December 31, 2013, TSEUK's total recorded decommissioning liabilities were $3 billion, of which Talisman's share is $1.5 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation on cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience. TSEUK Management has updated their review of decommissioning liability estimates, taking into account both internal assessments as well as external party views, including other operators, independent decommissioning experts and more recently, new industry studies. As a result, TSEUK has increased its discounted liability estimates by $570 million to $3 billion, largely as a result of longer expected durations for well remediation.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the United Kingdom pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to "Liquidity Risk" in note 23.

Investments in Joint Operations

Talisman accounts for joint operations using proportionate consolidation. Talisman's interest in the Talisman Sasol Montney Partnership (TSMP) has been accounted for as a joint operation and continues to be proportionately consolidated as Talisman shares its interests in the partnership assets based on the Company's 50% ownership interest and is jointly and severally liable for the obligations of the partnership. TSMP's principal place of operations and country of incorporation is Canada. In 2013, Talisman reached an agreement to sell part of its Montney acreage in northeast British Columbia. The transaction represents the sale of Talisman's Montney play position in the Farrell Creek and Cypress areas of British Columbia. Talisman's interest in TSMP was therefore reclassified to assets held for sale (note 5).

Investments in Associate

Talisman had a 12.152% interest in Ocensa whose principal place of operations and country of incorporation is Colombia. On January 17, 2013, Ocensa's shareholders approved a resolution to change the nature of Ocensa's business from a cost recovery operating model to a profit oriented operating model, and certain elements of the governance structure within Ocensa. Among these changes, the arrangement for appointing the Board of Directors was modified, which provided Talisman with the ability to appoint one director to Ocensa's Board based upon its ownership interest in Ocensa at that time. Talisman was able to exercise significant influence over Ocensa from its ability to participate in the significant operating and financing decisions of Ocensa and as a result, Talisman has accounted for its investment in Ocensa using the equity method commencing January 17, 2013 until December 19, 2013, when Talisman sold its 12.152% equity interest in Ocensa (note 5). In addition, at the time Talisman obtained the option to sell, on a temporary or permanent basis, all or a part of its entitlement to shipping capacity on the Ocensa pipeline (the Transportation Rights). As a result of this change, Talisman attributed $108 million to the Transportation Rights given its ability to sell excess transportation capacity in the Colombian markets. After the sale of its interest in Ocensa, Talisman retained its crude oil transportation rights and its right to generate third party revenue from sales of excess capacity (note 12).

The change in accounting for the investment in Ocensa from an available-for-sale financial asset to an equity accounted investment for Talisman's ownership interest in Ocensa and for the Transportation Rights was accounted for at fair value. Talisman considered recent market transactions and the value of the transportation cost savings as well as the value of excess transportation capacity in the Colombian markets in determining an estimated fair value as at January 17, 2013.

TALISMAN ENERGY ANNUAL REPORT 2013       79

Movement in investment in associate during the year:

December 31	2013

Balance, beginning of year	–

Transfer from available-for-sale investment	555

Cash dividends received by Talisman	(58)

Share of comprehensive income	59

Disposal of investment in associate	(556)

Balance, end of year	–

The following tables summarize the financial information of Ocensa. No summarized balance sheet of Ocensa is presented as there was no investment balance at the beginning or end of 2012 and 2013(1).

Summarized Statement of Income

Year ended December 31	2013

Revenue	1,204

Expenses (including income taxes)	715

Net income and comprehensive income	489

Talisman's previous interest	12.152%

Talisman's share of net income and comprehensive income	59

Summarized Statements of Cash Flows

Years ended December 31	2013

Operating Activities

Net income	489

Items not involving cash	227

Changes in non-cash working capital	501

Cash provided by operating activities	1,217

Cash used in investing activities	(32)

Cash used in financing activities	(957)

1)
Talisman recognized Ocensa as an associate effective January 17, 2013, when Talisman gained significant influence, until December 19, 2013 when the Company sold its 12.152% equity interest in Ocensa (note 5).

9. Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

Continuity of goodwill	2013	2012

Balance, beginning of year	775	1,317

Acquisitions (note 7)	–	22

Reclassified to assets held for sale (note 5)	(14)	–

Disposals	(1)	(325)

Impairments (note 15)	(185)	–

Deconsolidation of TSEUK and Equion for equity accounting	–	(239)

Balance, end of year	575	775

Goodwill has no tax basis.

80       TALISMAN ENERGY ANNUAL REPORT 2013

10. Accounts Receivable

December 31	2013	2012

Trade receivables	1,127	891

Allowance for doubtful accounts	(10)	(7)

	1,117	884

The fair value of accounts receivable approximates the carrying amount due to their short term to maturity. Trade receivables are non-interest bearing and are generally on 30-90 day terms.

At December 31, the analysis of trade receivables that were due or past due, but not impaired, was as follows:

			Past due but not impaired

	Total	Less than 90 days	91-120 days	> 120 days

2013	1,117	1,040	4	73

2012	884	780	47	57

11. Inventories

December 31	2013	2012

Materials and supplies	59	36

Product	78	86

	137	122

12. Other Assets

December 31	2013	2012

Accrued pension asset (note 31)	–	3

Decommissioning sinking fund (note 16)	50	50

Transportation rights (net of $8 million accumulated depreciation) (note 8)	100	–

Other	10	2

	160	55

13. Yme Removal Obligation

In March 2013, Talisman, acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-surface Yme structure to the platform contractor (which Talisman, acting on behalf of the Yme partners, will complete as the "Talisman Works") and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works. The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

As at December 31, 2013, Talisman's share of the liability associated with the Talisman Works in the amount of $252 million has been recorded as the Yme removal obligation of which $121 million has been classified as current, as it is expected to be settled within the next twelve months, while the remaining $131 million has been classified as long-term. Talisman's share of the cash held in the escrow account in the amount of $215 million has been recorded as restricted cash of which $121 million has been classified as current, while the remaining $94 million has been classified as long-term. During the year ended December 31, 2013, $30 million in eligible expenditures were incurred on the Talisman Works which reduced both the restricted cash and the Yme removal obligation by an equal amount.

TALISMAN ENERGY ANNUAL REPORT 2013       81

14. Oil and Gas Assets

The cost and accumulated DD&A of the Company's PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

COST

At December 31, 2011	29,900	4,198	34,098

Acquisitions through business combinations (note 7)	61	39	100

Additions	2,991	595	3,586

Disposals and derecognition	(716)	(46)	(762)

Transfers from E&E assets to PP&E	552	(552)	–

Transfers from PP&E to E&E assets	(1,574)	1,574	–

Change in decommissioning liabilities	494	45	539

Expensed to dry hole	–	(238)	(238)

Disposals – TEUK	(4,701)	(19)	(4,720)

Deconsolidation of TSEUK and Equion for equity accounting	(5,457)	(19)	(5,476)

At December 31, 2012	21,550	5,577	27,127

Additions	1,943	522	2,465

Disposals and derecognition	(354)	(39)	(393)

Transfers from E&E assets to PP&E	481	(481)	–

Change in decommissioning liabilities	271	(5)	266

Expensed to dry hole	–	(89)	(89)

Transfers to assets held for sale (note 5)	(852)	(92)	(944)

At December 31, 2013	23,039	5,393	28,432

ACCUMULATED DD&A

At December 31, 2011	13,991	244	14,235

Charge for the year	2,373	–	2,373

Disposals and derecognition	(516)	(24)	(540)

Impairment losses	2,125	464	2,589

Transfers from PP&E to E&E assets	(1,574)	1,574	–

Disposals – TEUK	(2,597)	–	(2,597)

Deconsolidation of TSEUK and Equion for equity accounting	(2,714)	–	(2,714)

At December 31, 2012	11,088	2,258	13,346

Charge for the period	1,921	–	1,921

Disposals and derecognition	(269)	(36)	(305)

Impairment losses (note 15)	755	17	772

Impairment reversals (note 15)	–	(11)	(11)

Transfers to assets held for sale (note 5)	(208)	–	(208)

At December 31, 2013	13,287	2,228	15,515

NET BOOK VALUE

At December 31, 2013	9,752	3,165	12,917

At December 31, 2012	10,462	3,319	13,781

At December 31, 2011	15,909	3,954	19,863

82       TALISMAN ENERGY ANNUAL REPORT 2013

Included in PP&E are capitalized interest costs of $212 million (2012 – $202 million) relating to projects under construction and development. During the year ended December 31, 2013, interest costs of $9 million (2012 – $107 million; 2011 – $85 million) were capitalized.

In 2013 and 2012, the Company reclassified the cost of certain properties in the North Sea segment, net of impairment charges from the PP&E category to the E&E category as a result of previously sanctioned development plans being re-evaluated and the associated proved reserves being reclassified to probable and contingent resources.

Non-Depleted Capital

PP&E and E&E assets include the following costs that were not subject to DD&A:

December 31	2013	2012

Undeveloped land

North America	1,560	2,060

Southeast Asia	313	304

Other	196	207

Acquired unproved reserve costs not associated with producing fields(1)

Southeast Asia	141	46

North Sea	204	204

Other	10	–

Exploration costs(2)

North America	20	19

Southeast Asia	261	176

North Sea	85	50

Other	375	253

E&E assets	3,165	3,319

Development projects(3)

North America	524	552

Southeast Asia	285	753

North Sea	114	53

Other	–	176

	4,088	4,853

1)
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.

2)
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans.

3)
Development projects are not depleted until the asset is substantially complete and ready for its intended use.

Costs relating to wells drilled prior to 2013 continue to be capitalized, since management's ongoing assessment includes further planned activity. The number of wells drilled prior to 2013 and related costs are as follows:

	Years	Number of wells(1)	Cost(1)

North America	2012	1	5

Southeast Asia	2007-2012	12	148

North Sea	2007-2012	2	49

Other	2009-2012	23	236

		38	438

1)
No costs associated with North America wells drilled prior to 2012 continue to be capitalized as at December 31, 2013.

North Sea and other international wells relate to projects that are in the process of being evaluated, including the drilling of additional appraisal wells. Some of these projects are in the final stages of project sanction.

TALISMAN ENERGY ANNUAL REPORT 2013       83

15. Impairment

Years ended December 31	2013	2012	2011

Impairment losses

E&E assets	17	464	47

PP&E	755	2,125	313

	772	2,589	360

Goodwill impairment loss	185	–	–

Impairment reversals

E&E assets	(11)	–	–

PP&E	–	–	(134)

	(11)	–	(134)

Net impairment	946	2,589	226

At December 31, 2013, the Company assessed the carrying amount of its oil and gas assets for indicators of impairment such as changes in future prices, future costs and reserves. The Company generally calculates the recoverable amount as the fair value less costs to sell using a discounted cash flow model. The discount rate is derived from the Company's post-tax weighted average cost of capital and then adjusted to arrive at a market participant rate. Any country-specific risks are adjusted for within the cash flows. The rate to be applied is reassessed each year. The calculation of recoverable amounts are sensitive to the following assumptions which have been based on a long-term view of global oil and gas supply and demand as well as extensive industry experience:

•
Production volumes;

•
Discount rates;

•
Commodity prices;

•
Reserve quantities;

•
Operating costs;

•
Royalty rates;

•
Future capital cost estimates;

•
Foreign exchange rates; and

•
Income taxes.

Production volumes, operating costs and future capital cost estimates are based on management best estimates of future costs based on the development plans approved by senior management and in some areas full field development plans that a reasonable market participant would use. Reserve quantities form the basis of the production profiles within the discounted cash flow models. The data generated for each field takes into consideration the development plans approved by senior management and reasonable assumptions that an external party would apply in appraising the assets.

Commodity price are based on market indicators at the end of the year. Management's long term assumptions are benchmarked against the forward price estimates of a range of analysts and external reserve evaluation firms on an annual basis.

Discount rates used reflect the estimated weighted average cost of capital rates that market participants would use.

Foreign exchange rates are based on forward average rates for 2013 and thereafter on management's long term assumptions set with reference to a range of underlying economic indicators.

Income taxes are calculated using the tax pools available to a buyer in the relevant jurisdiction using the tax rates and rules in place at the end of the year. Royalties are also calculation on a field by field basis using available deductions.

84       TALISMAN ENERGY ANNUAL REPORT 2013

The following assumptions were used in developing the cash flow model and applied over the expected life of the respective fields within each cash-generating unit:

	2014	2015	2016	2017	2018(1)

WTI ($/bbl)	90.00	90.00	91.73	96.78	99.20

Dated Brent ($/bbl)	100.00	100.00	102.50	105.06	107.69

Henry Hub natural gas ($/mmbtu)	4.00	4.25	4.36	4.50	4.61

AECO (C$/gj)	3.31	3.53	3.62	3.75	3.84

US$/C$	1.00	1.00	1.00	1.00	1.00

US$/UK£	1.55	1.55	1.55	1.55	1.55

Post-tax discount rate	10%	10%	10%	10%	10%

1)
Prices are escalated at 2.5% thereafter.

In addition to discounted cash flows, the Company also considered a variety of market metrics in assessing fair value less cost to sell in certain areas. Market metric information was obtained from recent transactions involving similar assets. In determining the fair value of the Company's investment in shale properties the Company considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include:

•
price per flowing barrel of oil equivalent;

•
undeveloped land values per acre held; and,

•
midstream asset valuations based on expected volumes, tariffs and earnings multiples.

Impairment of assets in 2013

During 2013, the Company recorded impairment expense of $332 million pre-tax ($252 million after tax) in North America. The majority of this impairment, $309 million pre-tax ($231 million after tax), was recorded in conventional properties in Canada as a result of the Company lowering its long-term natural gas price assumptions by approximately 25% over last year's assumptions and upward revisions in cost estimates.

During 2013, Kitan in Australia was impacted by well performance issues and, as a result, the Company made a downward revision to estimated recoverable reserves and recorded an impairment expense of $55 million pre-tax ($27 million after tax).

During 2013 in Norway, the Company recorded a net impairment expense of $358 million pre-tax ($79 million after tax). The impairments are primarily as a result of increased decommissioning costs on Gyda and Rev, and negative reserve revisions on Varg.

During 2013, the Company recorded $16 million pre-tax ($16 after tax) of impairment expense in the "Other" segment relating primarily to Sierra Leone and Peru. In 2013, the Company received government approval to transfer all of its interests in Sierra Leone, and was in the process of exiting Peru.

Impairment of Goodwill

Goodwill was assessed for impairment as at December 31, 2013 using fair value less costs to sell. Fair value less costs to sell was estimated for each CGU or groups of CGU's, with allocated goodwill, based on the assumptions used in the asset impairment tests. Any determination with respect to the recoverable amount of a CGU, or groups of CGU's, is sensitive to the changes in key assumptions.

During 2013, the Company recorded a non-taxable impairment of $185 million relating to North Sea goodwill arising from the diminution of the Company's view of the value of its North Sea assets.

Other than the goodwill impairment in the North Sea, no reasonably possible change in assumptions would cause goodwill to become impaired in the other CGU's, or group of CGU's.

Impairment of assets in 2012

During the year ended December 31, 2012, the Company recorded impairments of $1.9 billion for the North Sea, primarily related to the Yme project in Norway. The Yme project experienced significant delays, quality issues and cost overruns and was subject to arbitration with the platform contractor. The Company also made a decision to de-man the platform for safety related reasons and it had not been re-manned. Given the uncertainty of the timing for first oil, Talisman removed Yme from its forward projections and recorded impairment losses of $1,475 million pre-tax ($373 million after tax). This represented an impairment of the remaining book value of the property, plant and equipment of Yme, leaving a deferred tax asset of $521 million relating to the investment in the

TALISMAN ENERGY ANNUAL REPORT 2013       85

project. Capital expenditures incurred during the fourth quarter, capitalized interest and revised decommissioning liabilities totaling $99 million pre-tax ($28 million after tax) were also impaired in full.

Also during the year ended December 31, 2012, the Rev field in Norway experienced a significant drop in reservoir pressure, resulting in a decline in production. As a result, the Company made a downward revision of its estimates of recoverable reserves and recorded an impairment expense of $250 million pre-tax ($55 million after tax). An impairment expense of $74 million pre-tax ($17 million after tax) in respect of other Norwegian exploration assets upon completion of the commercial feasibility studies of these assets was also recorded. As a result of a revision to decommissioning cost estimates in Gyda resulted in the Company also recording an impairment expense of $41 million pre-tax ($9 million after tax).

During 2012, the Company recorded impairment expense of $363 million in North America of which $194 million pre-tax ($138 million after tax) relates to lower long-term gas price assumptions and reserves reduction in conventional areas, and impairment expense of $60 million pre-tax ($45 million after tax) was recorded in respect of conventional assets disposed of in the third quarter. In addition, the Company concluded during the third quarter that it would not commit capital in the foreseeable future to exploration and evaluation activities in Quebec, where the prohibition regarding hydraulic fracturing for shale gas developments has been reaffirmed. Accordingly, the Company fully impaired its Quebec exploration and evaluation assets and recorded an impairment expense of $109 million pre-tax ($82 million after tax).

In 2012, $171 million of impairment expenses were recorded in Peru related to the Company's decision to cease exploration activities in the Marañon Basin in northern Peru and exit the country. An impairment expense of $41 million was recorded during the year ended December 31, 2012, in respect of exploration and evaluation assets in Poland.

During the year ended December 31, 2012, the Company recorded $72 million of impairment related to exploration acreage being relinquished in the Kurdistan Region of Iraq.

Impairment of assets in 2011

During the year ended December 31, 2011, the Company recorded impairment of $129 million in North America due principally to reduced third party tariffs in the Company's midstream operations and lower conventional natural gas reserves. Impairments of $231 million in the North Sea were recorded in respect of oil and gas PP&E ($184 million) and E&E assets ($47 million). Of the $231 million, $102 million was as a result of a change in legislation announced by the UK government in March 2011 that raised the combined corporation tax and supplementary charge rate from 50% to 62% for oil and gas companies with fields not subject to PRT, and 75% to 81% with fields subject to PRT. See note 27 for further details. Additional impairment expense of $129 million in the North Sea arose due to a reduction in year-end reserves in a field in Norway.

Also during 2011, an impairment reversal of $134 million resulted from price increases and an increase in estimated reserves for oil and gas assets that were previously impaired in the North Sea and Southeast Asia.

16. Decommissioning Liabilities

Continuity of decommissioning liabilities	2013	2012

Balance, beginning of year	1,557	3,035

Liabilities incurred during the year	73	190

Liabilities settled during the year	(77)	(53)

Accretion expense (note 17)	36	81

Revisions in estimated cash flows	405	179

Change in discount rate	(212)	228

Disposals	(4)	(1,023)

Reclassified to liabilities associated with assets held for sale (note 5)	(9)	–

Deconsolidation of TSEUK and Equion for equity accounting on transition to IFRS 11	–	(1,080)

Balance, end of year	1,769	1,557

Expected to be settled within one year	42	43

Expected to be settled in more than one year	1,727	1,514

	1,769	1,557

Revisions in estimated discounted cash flows occurring in 2013 included revisions to North Sea cost estimates of approximately $400 million as a result of detailed studies performed in 2013. The liabilities incurred during the year related principally to new wells and facilities in the North Sea and Southeast Asia, as well as the addition of the decommissioning liabilities at Kinabalu.

86       TALISMAN ENERGY ANNUAL REPORT 2013

The Company provides for the future cost of decommissioning oil and natural gas properties and facilities on a discounted basis. At December 31, 2013, the estimated undiscounted decommissioning liabilities associated with oil and gas properties and facilities were $3.2 billion (2012 – $2.4 billion). The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity. The provision has been discounted using a weighted average credit-adjusted risk free rate of 3.8% (2012 – 2.5%), which excludes the impact of inflation. Total accretion expense for the year ended December 31, 2013 of $36 million (2012 – $81 million) has been included in Finance costs in the Consolidated Statements of Income (Loss).

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of the costs to be incurred.

The Company has established a decommissioning sinking fund of $50 million at December 31, 2012 (2012 – $50 million) that represents secured funding for a portion of its decommissioning obligations in Southeast Asia.

17. Finance Costs

	2013	2012	2011

Interest on long-term debt	271	256	240

Miscellaneous interest expense and other fees	33	42	47

Non-cash accretion expense (note 16)	36	81	76

Less: interest capitalized	(9)	(107)	(85)

	331	272	278

Interest capitalization ceased on certain North Sea projects including Yme effective January 1, 2013. In addition, interest capitalization ceased on the HST/HSD blocks in Vietnam upon first production in May 2013. The interest rate applied in determining the amount of interest capitalized in 2013 was approximately 5.3% (2012 – 6.1%; 2011 – 6.1%).

18. Long-Term Debt

December 31	2013	2012

Bank Credit Facilities	250	–

Commercial Paper	544	–

Tangguh Project Financing	81	89

Debentures and Notes (Unsecured)(1)

8.25% notes (US$50 million), due 2014	50	50

5.125% notes (US$375 million), due 2015(2)	375	374

8.50% notes (US$150 million), due 2016	150	150

6.625% notes (UK£250 million), due 2017	413	404

7.75% notes (US$700 million), due 2019	695	695

3.75% notes (US$600 million), due 2021	593	593

7.25% debentures (US$300 million), due 2027	300	300

5.75% notes (US$125 million), due 2035	123	123

5.85% notes (US$500 million), due 2037	494	494

6.25% notes (US$600 million), due 2038	588	587

5.50% notes (US$600 million), due 2042	583	583

Gross debt(3)	5,239	4,442

Less: current portion	(882)	(8)

Long-term debt	4,357	4,434

1)
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes, which is payable annually, and interest on the 8.25% and 8.50% notes, which is payable quarterly.

2)
The interest rate on $300 million of these notes has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.43% (0.43% at December 31, 2012). See note 23 for details.

3)
Financing costs of $50 million and $52 million have been netted against the individual debt facilities as at December 31, 2013 and 2012, respectively.

During the year ended December 31, 2013, Talisman repaid debt of $308 million.

TALISMAN ENERGY ANNUAL REPORT 2013       87

Bank Credit Facilities and Commercial Paper

At December 31, 2013, Talisman had unsecured credit facilities totaling $3 billion, consisting of facilities of C$3 billion (Facility No. 1) and $200 million (Facility No. 2). On March 19, 2013 the Company renegotiated Facility No. 1 of its revolving syndicated credit facility, with a five-year term, which now matures March 19, 2018. Facility No. 2 was renegotiated by the Company on October 21, 2013, with a five-year term, and matures October 21, 2018. Both facilities have five-year terms and are committed credit facilities with borrowings under them which must be repaid on the maturity date.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1.1 billion are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans.

At December 31, 2013, $250 million in the form of bankers' acceptances were drawn on the Company's bank lines. The average rate on the outstanding bankers' acceptances was 1.77%, which reflects the weighted average interest rate of instruments outstanding at December 31, 2013. In addition, $544 million of commercial paper was outstanding and the average interest rate on outstanding commercial paper was 0.77%. The authorized amount under the Company's commercial paper program is $1 billion, but the amount available under this program is limited to the availability of backup funds under the Company's Facility No. 1.

At December 31, 2013, available borrowing capacity under the bank credit facilities was $2.2 billion.

Tangguh Project Financing

In connection with the acquisition of its interest in the Tangguh LNG Project, Talisman became a participant in a series of project financing facilities, the Company's share of which is up to $105 million. Approximately $81 million was outstanding under these facilities at December 31, 2013 (2012 – $89 million), of which $38 million is due for repayment in 2014. Talisman's obligations under these facilities are being secured by a $120 million letter of credit issued to one of the partners in the Tangguh LNG Project, which in turn guarantees Talisman's obligations under these facilities. Talisman's interest in the Tangguh LNG Project has a net book value of $265 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum. Two financing facilities were repaid in January 2014 and the remaining two other facilities will be fully amortized by 2021.

Debentures and Notes

On May 15, 2012, Talisman completed a $600 million offering of 5.5% notes due May 15, 2042. Proceeds, net of the discount and issuance costs were $583 million. Interest on the notes is payable semi-annually. The notes are redeemable at the option of the Company at a make-whole premium. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.

Other

The Company has a financing structure whereby subsidiaries have $1.3 billion drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year

2014	882

2015	381

2016	156

2017	419

2018	7

Subsequent to 2018	3,394

Gross debt	5,239

The current liability of $882 million consists of $250 million in bankers' acceptances, $544 million in commercial paper, $50 million of 8.25% notes, and $38 million in Tangguh project financing.

88       TALISMAN ENERGY ANNUAL REPORT 2013

19. Other Long-Term Obligations

December 31	2013	2012

Accrued pension and other post-employment benefits liability (note 31)	114	124

Deferred credits	33	21

Long-term portion of discounted obligations under finance leases	44	55

Long-term portion of share-based payments liability (note 21)	10	20

Other	45	36

	246	256

The fair value of financial liabilities included above approximates the carrying amount.

Finance Leases

The Company has entered into two leasing arrangements for the modification, refitting and use of Floating Storage Offloading (FSO) vessels for use in its operations. Elements of the leasing arrangements have been defined by the Company as finance leases. The imputed rates of interest on these leases, which expire in 2016 and 2019, are 6% and 10%, respectively. Of the total discounted liability of $62 million (2012 – $73 million), $18 million (2012 – $18 million) is included in accounts payable and accrued liabilities.

The future minimum lease payments for finance leases and the present value of minimum finance lease payments by payment date are as follows:

	2013		2012

	Minimum payments	Present value of payments	Minimum payments	Present value of payments

Within one year	18	18	18	18

After one year but not more than five years	58	42	63	46

More than five years	3	2	15	9

Total minimum lease payments	79	62	96	73

Less amounts representing accretion	(17)	–	(23)	–

Present value of minimum lease payments	62	62	73	73

20. Capital Disclosures

Talisman's objective in managing capital is to retain access to capital markets, ensure its ability to meet all financial obligations and meet its operational and strategic objectives.

Talisman's capital structure consists of shareholders' equity and debt. The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt, controlling the amount it returns to shareholders and making adjustments to its capital expenditure program.

Talisman monitors its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow (defined below), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio at December 31, 2013 and 2012 was as follows:

	2013	2012

Debt	5,322	4,535

Cash flow	2,318	3,187

Debt-to-cash flow	2.3:1	1.4:1

TALISMAN ENERGY ANNUAL REPORT 2013       89

The calculation of debt is as follows:

	2013	2012

Gross debt and bank indebtedness	5,252	4,442

Add: Production payments and finance leases	70	93

Debt	5,322	4,535

The calculation of cash flow is as follows:

	2013	2012

Cash provided by operating activities	1,767	2,396

Changes in non-cash operating working capital	(4)	160

Add: Exploration expenditure	260	346

Less: Dividends and distributions received from associates	(58)	–

Add: Cash provided by operating activities from jointly controlled entities	286	320

Changes in non-cash operating working capital from jointly controlled entities	49	(35)

Add: Exploration expenditure from jointly controlled entities	18	–

Cash flow	2,318	3,187

Talisman is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter.

21. Share Capital and Share-Based Payments(1)

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

1)
Dollar amounts in share-based payments tables are provided in C$.

Common Shares Issued

Continuity of common shares	2013		2012		2011

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,025,449,730	1,639	1,021,422,470	1,561	1,019,290,939	1,480

Issued on exercise of stock options	3,223,810	41	1,190,223	15	7,500,131	175

Shares purchased and held in trust for long-term PSU plan (see below)	(100,000)	(1)	(2,022,000)	(25)	(5,368,600)	(94)

Shares released from trust for long-term PSU plan	2,783,330	44	4,859,037	88	–	–

Balance, end of year	1,031,356,870	1,723	1,025,449,730	1,639	1,021,422,470	1,561

During 2013, Talisman declared common share dividends of $0.27 per share (2012 – $0.27 per share; 2011 – $0.27 per share) for an aggregate dividend of $277 million (2012 – $277 million; 2011 – $277 million). Subsequent to December 31, 2013, 143,725 stock options were exercised for shares and no further common shares were purchased and held in trust for the long-term PSU plan. There were 1,031,500,595 common shares outstanding at February 27, 2014.

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders. Each common share carries with it the right to one vote. Subject to the rights of holders of other classes of shares who are entitled to receive dividends in priority to or rateably with the common shares, the Board of Directors may declare dividends on the common shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of common shares are entitled to participate rateably in any distribution of any assets of the Company.

90       TALISMAN ENERGY ANNUAL REPORT 2013

Preferred Shares Issued

Continuity of preferred shares	2013		2012		2011

	Shares	Amount	Shares	Amount	Shares	Amount

Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:

Balance, beginning of year	8,000,000	191	8,000,000	191	–	–

Issued	–	–	–	–	8,000,000	191

Balance, end of year	8,000,000	191	8,000,000	191	8,000,000	191

On December 13, 2011, Talisman issued 8,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 at a price of C$25 per share for aggregate gross proceeds of C$200 million. Net proceeds, after deducting underwriting fees, were C$194 million ($191 million).

Holders of Series 1 preferred shares are entitled to receive a cumulative quarterly fixed dividend of 4.2% annually for the initial period ending December 31, 2016, if, as, and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%.

The Company may redeem all or a portion of the outstanding Series 1 preferred shares for C$25 per share plus accrued and unpaid dividends, on December 31, 2016 and on December 31 every five years thereafter. Holders of Series 1 preferred shares will have the right to convert their shares into Cumulative Rate Reset First Preferred Shares, Series 2 (Series 2 preferred shares), subject to certain conditions, on December 31, 2016 and on December 31 every five years thereafter. Holders of Series 2 preferred shares will be entitled to receive cumulative quarterly floating rate dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.77%.

In the event of the liquidation, dissolution or winding up of the Company, the holders of Series 1 preferred shares will be entitled to receive C$25 per share together with all dividends accrued and unpaid to the date of payment before any amount will be paid or any assets of the Company distributed to the holders of any shares ranking junior to the Series 1 preferred shares. The holders of Series 1 preferred shares will not be entitled to share in any further distribution of the assets of the Company.

Holders of Series 1 preferred shares are not entitled to voting rights or to receive notice of or to attend shareholders' meetings unless dividends on the Series 1 preferred shares are in arrears to the extent of eight quarterly dividends, whether or not consecutive.

During the year ended December 31, 2013, Talisman declared preferred share dividends of C$1.05 per share (2012 – C$1.10; 2011 – C$nil), for an aggregate dividend of $8 million (2012 – $9 million; 2011 – $nil).

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price per share or to receive a cash payment equal to the appreciated value of the shares underlying the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006, options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

Continuity of stock options	2013		2012		2011

	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)

Outstanding, beginning of year	59,836,097	16.28	59,092,044	16.82	62,959,223	15.89

Granted	117,270	12.62	8,985,070	12.53	6,686,170	23.29

Exercised for common shares	(3,223,810)	7.96	(1,190,223)	9.03	(7,500,131)	14.54

Surrendered for cash	(591,090)	7.60	(192,712)	10.24	(642,889)	15.62

Expired or Forfeited	(12,853,213)	16.97	(6,858,082)	17.22	(2,410,329)	17.40

Outstanding, end of year	43,285,254	16.80	59,836,097	16.28	59,092,044	16.82

Exercisable, end of year	34,659,513	16.77	41,565,657	16.00	39,242,566	16.33

Options available for future grants pursuant to Stock Option Plans	50,385,022		37,388,284		39,523,835

TALISMAN ENERGY ANNUAL REPORT 2013       91

The range of exercise prices of the Company's outstanding stock options is as follows:

December 31, 2013		Outstanding options		Exercisable options

Range of exercise prices (C$)	Number of shares underlying options	Weighted average exercise price (C$)	Weighted average years to expiry	Number of shares underlying options	Weighted average exercise price (C$)

6.60 – 9.99	532,444	8.64	0.23	532,444	8.64

10.00 – 12.99	7,404,636	12.30	7.55	2,362,587	11.94

13.00 – 15.99	9,910,586	13.62	3.64	9,648,509	13.61

16.00 – 18.99	13,387,161	17.74	4.83	13,387,161	17.74

19.00 – 21.99	7,451,097	20.03	2.86	7,451,097	20.03

22.00 – 23.92	4,599,330	23.90	6.90	1,277,715	23.88

6.60 – 23.92	43,285,254	16.80	4.85	34,659,513	16.77

The fair value of the liability for the stock option plans at December 31, 2013 was $93 million (2012 – $140 million), of which $89 million (2012 – $121 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2013, 6,700 stock options were surrendered for cash, 143,725 were exercised for shares, and 1,280,271 were forfeited or expired, with 41,854,558 stock options outstanding at February 27, 2014.

Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2007, cash units granted to new employees vest evenly on an annual basis over a three-year period. Cash unit exercise prices approximate the market price for the common shares on the date the options are granted.

Continuity of cash units	2013		2012		2011

	Number of units	Weighted average exercise price (C$)	Number of units	Weighted average exercise price (C$)	Number of units	Weighted average exercise price (C$)

Outstanding, beginning of year	2,494,580	15.15	9,461,164	17.35	10,112,792	16.64

Granted	51,830	12.42	1,404,960	12.50	1,547,670	22.34

Exercised	(23,583)	7.31	(16,622)	10.43	(1,636,458)	17.42

Expired or Forfeited	(542,723)	15.06	(594,059)	15.83	(562,840)	18.33

Divested	–	–	(7,760,863)	17.42	–	–

Outstanding, end of year	1,980,104	15.29	2,494,580	15.15	9,461,164	17.35

Exercisable, end of year	1,037,942	15.72	3,974,245	15.71	6,234,650	16.90

The range of exercise prices of the Company's cash units is as follows:

December 31, 2013			Outstanding units	Exercisable units

Range of exercise prices (C$)	Number of units	Weighted average exercise price (C$)	Weighted average years to expiry	Number of units	Weighted average exercise price (C$)

6.60 – 9.99	101,150	8.58	0.24	101,150	8.58

10.00 – 12.99	831,638	12.34	8	171,894	11.98

13.00 – 15.99	387,643	14.07	5	277,404	14.08

16.00 – 18.99	180,783	17.28	5	180,783	17.28

19.00 – 21.99	234,440	19.74	2	234,440	19.74

22.00 – 24.67	244,450	24.33	7	72,271	23.96

6.60 – 24.67	1,980,104	15.29	6	1,037,942	15.72

92       TALISMAN ENERGY ANNUAL REPORT 2013

The fair value of the liability for the cash unit plan at December 31, 2013 was $1 million (2012 – $5 million), of which $1 million (2012 – $4 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2013, 25,250 cash units were forfeited or expired, with 1,954,854 cash units outstanding at February 27, 2014.

Long-Term Performance Share Unit (PSU) Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees, vesting after three years to varying degrees (75%-150%) subject to predetermined performance measures being achieved. Each PSU represents the right, subject to performance, to receive one common share of the Company. Participants in the PSU plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as "dividend equivalent PSUs").

Continuity of long-term PSU plan	2013	2012	2011

	Number of units	Number of units	Number of units

Outstanding, beginning of year	16,536,700	11,219,027	8,173,762

Granted	1,287,901	11,652,041	3,450,930

Expired or Forfeited	(2,840,178)	(2,056,761)	(605,949)

Released	(2,783,330)	(4,672,151)	–

Dividend equivalent PSUs	295,220	394,544	200,284

Outstanding, end of year	12,496,313	16,536,700	11,219,027

To satisfy the Company's obligations to deliver common shares to settle the PSUs, Talisman has arranged for third party trustees to hold common shares which were purchased on the open market. During 2013, the Company purchased 100,000 common shares on the open market for $1 million. At December 31, 2013, the Company held 4,330,914 common shares in trust. For accounting purposes, the cost of the purchase of the common shares held in trust has been accounted for as a reduction in outstanding common shares and the trusts have been consolidated since they are special purpose entities controlled by the Company. The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust. Additional purchases of common shares to satisfy the Company's obligations are contemplated.

The 2011 long-term PSU grant vested on December 31, 2013 and settlement is expected to occur during the first quarter of 2014. Based on the Company's performance relative to the predetermined performance measures, the Board of Directors approved the vesting of 75% of the PSUs granted.

Subsequent to December 31, 2013, 794,096 PSUs were forfeited or expired with 11,702,217 outstanding at February 27, 2014. Between January 1 and February 27, 2014, the Company did not purchase any common shares on the open market.

Deferred Share Unit (DSU) Plan

Non-Employee Directors DSU (DDSU) Plan

Under Talisman's DDSU Plan directors may elect to receive a portion of their cash retainer and attendance fees in the form of DSUs, in addition to an annual DSU equity retainer. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. When dividends are paid on Common Shares, notional dividend equivalents are credited as additional DSUs.

At December 31, 2013, there were 826,371 (2012 – 565,751) DSU's outstanding to the Company's Board of Directors. The fair value of the liability was $10 million (2012 – $6 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense of $3 million (2012 – $1 million recovery; 2011 – $1 million recovery) related to the DSUs is recognized in general and administrative expenses on the Consolidated Statements of Income (Loss).

Executive DSU (EDSU) Plan

Under Talisman's EDSU Plan executives may elect to receive DSUs in lieu of annual variable cash compensation. Additional EDSUs have been granted to the President and Chief Executive Officer: (a) in lieu of a percentage of his base salary, the value of various perquisites, and the value equal to the incremental compensatory value which would have accrued had he participated under the executive pension plan; and (b) as a form of long term incentive (which DSUs contain performance conditions). Each vested DSU under this plan represents the right to receive a cash payment on retirement or termination equal to the market value of the Company's shares at the time of surrender. When dividends are paid on Common Shares, notional dividend equivalents are credited as additional DSUs.

TALISMAN ENERGY ANNUAL REPORT 2013       93

At December 31, 2013, there were 1,106,009 (2012 – nil) DSU's outstanding to certain executives of the Company. The fair value of the liability was $15 million (2012 – $nil), of which $13 million is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense of $15 million (2012 – $nil; 2011 – $nil) related to DSU's was recognized on the Consolidated Statements of Income (Loss), which comprised of $13 million in share based payment expense and $2 million in general and administrative expense.

Restricted Share Unit (RSU) Plans

On April 1, 2013, Talisman implemented the "Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its affiliates". All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs"). Typically, one third of the RSUs granted under the plan are paid on the grant anniversary date every year for the three years following the grant date. At December 31, 2013, there were 7,005,696 (2012 – 452,159) units outstanding (including dividend equivalent RSUs) and the fair value of the liability was $33 million (2012 – $2 million), $25 million of which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. In 2013, non-executive employees were granted a total of 7,919,118 RSUs in place of stock options, cash units and PSUs.

Share-Based Payments Expense

The Company uses the Black-Scholes option pricing model to estimate the fair value of equity-settled share-based payment plans, with the following assumptions:

	2013	2012	2011

Expected volatility	35%	42%	45%

Risk free interest rate	1.8%	1.4%	1.3%

Expected term (years)	5	5	5

Expected forfeiture rate	5.1%	4.2%	3.5%

Expected annual dividend yield	1.8%	1.6%	1.2%

The expected volatility is based on the historical volatility of the Company's common shares over a historical period that matches the expected term of the share-based payment plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the share-based payment plans. The expected term for each option tranche is estimated at the end of each reporting period. The expected dividend rate takes into account historical dividend payments and the Company's expectation for future payments.

During the year ended December 31, 2013, the Company recorded share-based payments expense of $49 million (2012 – $63 million recovery; 2011 – $310 million recovery) in respect of the plans described above as follows: stock options – $48 million recovery (2012 – $82 million recovery; 2011 – $332 million recovery), cash units – $1 million expense (2012 – $5 million recovery; 2011 – $56 million recovery), long-term PSU plan – $56 million expense (2012 – $23 million expense; 2011 – $78 million expense) DSUs – $13 million expense (2012 and 2011 – $nil) and RSUs – $27 million expense (2012 – $1 million expense; 2011 – $nil).

During the year ended December 31, 2013, the Company recorded a net increase in contributed surplus of $14 million relating to share-based payment expenses of the PSU plan (expenses of $58 million offset by $44 million related to settlement), compared to a net decrease of $65 million in 2012 ($88 million related to settlement offset by $23 million of expenses) relating to the PSU plan, and a net increase of $78 million for the year ended December 31, 2011, which related to share-based payment expenses of the long-term PSU plan.

During the year ended December 31, 2013, the Company paid cash of $4 million (2012 – $2 million; 2011 – $14 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company capitalized share-based payments expense of $26 million (2012 – $15 million; 2011 – $9 million).

For units that can be settled with cash or cash and shares, which include stock option, cash unit, DSU and RSU plans, of the combined liability of $152 million (2012 – $153 million), $142 million (2012 – $133 million) was included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $10 million (2012 – $20 million) was included in other long-term obligations (note 19).

The total number of options and cash units expected to vest as at December 31, 2013 was 45 million, with a weighted average remaining contractual life of five years, a weighted average exercise price of $16.76 and an aggregate intrinsic value of $4 million.

94       TALISMAN ENERGY ANNUAL REPORT 2013

22. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

	2013	2012	2011

Balance, beginning of year

Derivative financial instruments designated as cash flow hedges	2	2	2

Foreign currency translation adjustments	809	786	786

	811	788	788

Other comprehensive income (loss) for the year

Transfer of accumulated foreign currency loss to net income	–	23	–

Actuarial gains (losses) relating to pension and other post-employment benefits	7	10	(26)

	7	33	(26)

Actuarial (gains) losses transferred to retained earnings	(7)	(10)	26

Balance, end of year

Derivative financial instruments designated as cash flow hedges	2	2	2

Foreign currency translation adjustments	809	809	786

	811	811	788

23. Financial Instruments

Talisman's financial assets and liabilities at December 31, 2013 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value. The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair values of private notes are based on estimations provided by third parties. The fair value of Talisman's floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of Talisman's long-term debt at December 31, 2013 was $5.5 billion (2012 – $5.2 billion), while the carrying value was $5.2 billion (2012 – $4.4 billion). The Company uses level 2 inputs as described below to estimate the fair value of the outstanding long-term debt as at December 31, 2013.

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. The Company's non-performance risk is determined based on third party quotes for the Company's debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company's risk management liabilities were unchanged as a result of incorporating non-performance risk. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•
Level 2 – inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

TALISMAN ENERGY ANNUAL REPORT 2013       95

•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument's fair value, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company's internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over the counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability. Fair values for interest rate instruments are based on discounted cash flow analysis using current market rates and prices.

The following table presents the Company's risk management assets and liabilities classified as held for trading and measured at fair value for each hierarchy level at December 31, 2013:

	Fair value measurements using

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

ASSETS

Interest rate swaps	–	19	–	19

Commodity contracts	–	18	–	18

LIABILITIES

Commodity contracts	–	138	–	138

Risk Management Assets, Liabilities, Gains and Losses

Derivative instrument	Balance sheet presentation	2013	2012

Interest rate swaps	Current assets	13	13

Interest rate swaps	Non-current assets	6	19

Commodity contracts	Current assets	4	35

Commodity contracts	Non-current assets	14	7

Risk management assets		37	74

Commodity contracts	Current liabilities	101	81

Commodity contracts	Non-current liabilities	37	1

Risk management liabilities		138	82

During the year ended December 31, 2013, the Company recorded a loss on held-for-trading financial instruments of $140 million (2012 – $93 million; 2011 – $210 million).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman's primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currencies. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

Prior to 2011, the Company designated loans denominated in UK£ as an effective net investment hedge of its UK operations. During the year ended December 31, 2010, losses of $14 million were included in other comprehensive loss. These losses are attributable to the translation of Talisman's UK£250 million denominated debt. Following a change in the functional currency of the UK operations on January 1, 2011, foreign exchange gains of $2 million were recorded as a reduction of other expenses during the year ended December 31, 2011. In 2012, as a result of the sale of 49% equity interest of TEUK to Sinopec, $23 million of exchange losses

96       TALISMAN ENERGY ANNUAL REPORT 2013

previously accumulated in other comprehensive income (loss) were included in the "Gain on disposals" on the Consolidated Statements of Income (Loss) (note 5).

In respect of financial instruments existing at December 31, 2013, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an decrease of $7 million in net loss and a $7 million impact on other comprehensive loss during the year ended December 31, 2013. A similar weakening of the US$ would have had the opposite impact.

In conjunction with the issuance of the C$350 million 4.44% medium term notes in January 2006, the Company entered into a cross-currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company was effectively paying interest semi-annually in US$ at a rate of 5.054% on a notional amount of $304 million. The cross-currency swap was designated as a cash flow hedge. The notes were repaid in January 2011 and the hedge was settled.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing at floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At December 31, 2013, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. During the year ended December 31, 2013, the fair value of the fixed-to-floating interest rate swaps decreased by $13 million offset by associated realized gains.

In respect of financial instruments existing at December 31, 2013, a 1% increase in interest rates would have resulted in a $9 million increase in net loss and a $9 million impact on other comprehensive income (loss) during the year ended December 31, 2013.

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be obtained from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2013 included $150 million of letters of credit. At December 31, 2013, an allowance of $10 million was recorded in respect of specifically identified doubtful accounts.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2013, approximately 93% of the Company's trade accounts receivable were aged less than 90 days and the largest single counterparty exposure, accounting for 14% of the total, was with a highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

TALISMAN ENERGY ANNUAL REPORT 2013       97

The table below summarizes the maturity profile of the Company's non-derivative financial liabilities based on contractual undiscounted payments:

	Total	Less than 1 year	1-3 years	4-5 years	Thereafter

Long-term debt	5,239	882	537	426	3,394

Leases	79	18	33	25	3

Bank indebtedness	13	13	–	–	–

Accounts payable and accrued liabilities	1,835	1,835	–	–	–

Loans from joint ventures	288	288	–	–	–

	7,454	3,036	570	451	3,397

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $3.0 billion that are fully committed through 2018. At December 31, 2013, $544 million of commercial paper was outstanding and $250 million in the form of bankers' acceptances were drawn. Available borrowing capacity was $2.2 billion at December 31, 2013.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. At December 31, 2013, demand letters of credit guaranteed by the Company totaling $1.9 billion were issued, of which $1.8 billion were issued from uncommitted facilities. Of that total, $1.4 billion is provided as security for the costs of decommissioning obligations in the UK as described in note 8 and below. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the United Kingdom pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax assumed 49% of the decommissioning obligations of TSEUK supported by an unconditional and irrevocable guarantee from Addax's parent company, Sinopec, to the Company.

Of the $1.4 billion of letters of credit issued by the Company at December 31, 2013 in relation to these liabilities, $500 million (Talisman net) is under shared facilities with Addax and $900 million is under Talisman's legacy letter of credit facilities for TSEUK, backed by an unconditional and irrevocable guarantee from Addax's parent company, Sinopec, for Addax's 49% share of the obligations. During the month of January 2014, the remaining letters of credit issued under legacy facilities were replaced by letters of credit totaling $1 billion from the shared facilities of which Talisman's share is 51%. As a result of this change, as at January 31, 2014, TSEUK has $2.5 billion of demand shared facilities in place under which letters of credit of $2 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

The United Kingdom Government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the Government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after tax basis and reducing the value of letters of credit required to be posted correspondingly. TSEUK has entered into a Decommissioning Relief Deed with the United Kingdom Government and will commence negotiations with counterparties to amend all DSAs accordingly. The Company expects this process to be completed during 2014.

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company's investment grade credit rating.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

98       TALISMAN ENERGY ANNUAL REPORT 2013

The Company had the following commodity price derivative contracts outstanding at December 31, 2013, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl	Fair value liability

Dated Brent oil index	Jan – Dec 2014	10,000	95.00/110.07	(9)

Dated Brent oil index	Jan – Dec 2014	10,000	90.00/105.22	(22)

NYMEX WTI oil index	Jan – Dec 2014	5,000	80.00/95.00	(7)

Dated Brent oil index	Apr – Jun 2014	5,000	90.00/119.70	–

Dated Brent oil index	Jan – Dec 2015	5,000	90.00/100.01	(10)

NYMEX WTI oil index	Jan – Dec 2015	5,000	80.00/95.02	–

Dated Brent oil index	Jan – Dec 2015	20,000	90.00/106.16	(17)

				(65)

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl	Fair value asset (liability)

Dated Brent oil index	Jan – Mar 2014	10,000	103.22	(7)

WCS swaps	Jan – Mar 2014	6,500	72.47	(1)

Dated Brent oil index	Jan – Jun 2014	10,000	103.06	(12)

Dated Brent oil index	Jul – Dec 2014	10,000	103.31	(7)

NYMEX WTI oil index	Jan – Dec 2014	2,500	91.91	(3)

Dated Brent oil index	Jan – Dec 2014	10,000	104.02	(17)

NYMEX WTI oil index	Jan – Dec 2014	10,000	94.28	(5)

Dated Brent oil index	Jan – Dec 2015	10,000	100.46	(7)

Dated Brent oil index	Jan – Dec 2015	1,000	104.00	1

				(58)

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf	Fair value asset

NYMEX HH LD	Jan – Dec 2014	94,936	4.21/4.71	1

NYMEX HH LD	Jan – Dec 2014	47,468	4.21/4.64	–

NYMEX HH LD	Jan – Dec 2014	47,468	4.21/4.99	1

NYMEX HH LD	Jan – Dec 2015	47,468	4.23/4.87	2

NYMEX HH LD	Jan – Dec 2015	94,936	4.21/5.06	5

				9

Fixed priced swaps (Gas)	Term	mcf/d	$/mcf	Fair value asset (liability)

NYMEX HH LD	Apr – Oct 2014	47,468	4.17	(2)

NYMEX HH LD	Jan – Dec 2014	47,468	4.24	(3)

NYMEX HH LD	Jan – Dec 2014	47,468	4.25	(3)

NYMEX HH LD	Jan – Dec 2014	47,468	4.34	(1)

NYMEX HH LD	Jan – Dec 2014	47,468	4.42	–

NYMEX HH LD	Jan – Dec 2014	47,468	4.44	–

NYMEX HH LD	Jan – Dec 2014	47,468	4.29	(2)

NYMEX HH LD	Jan – Dec 2014	47,468	4.43	–

NYMEX HH LD	Jan – Dec 2015	47,468	4.54	3

NYMEX HH LD	Jan – Dec 2015	47,468	4.39	1

				(7)

TALISMAN ENERGY ANNUAL REPORT 2013       99

Fixed priced swaps (Power)	Term	MWh	$CAD/MWh	Fair value asset

Alberta Power	Jan – Dec 2014	7	74.66	–

Alberta Power	Jan – Dec 2015	5	73.72	1

Alberta Power	Jan – Dec 2016	2	73.83	–

Alberta Power	Jan – Dec 2017	1	74.75	–

Alberta Power	Jan – Dec 2018	1	74.75	–

				1

The Company is not netting any significant amounts related to financial instruments in accordance with IAS 32 and does not have significant offsetting arrangements as summarized in the table above.

Subsequent to December 31, 2013, the Company entered into a Dated Brent swap for 2015 of 9,000 bbls/d for $100.59/bbl, a NYMEX HH swap for 2015 of 47,468 mcf/d for $4.39/mcf and a NYMEX HH swap for 2015 of 18,987 mcf/d for $4.48/mcf.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at December 31, 2013, an increase of $1/bbl in the price of oil and an increase of $0.10/mcf in the price of gas would have reduced the net fair value of commodity derivatives, thereby resulting in an increase in net loss of $38 million and a $38 million impact on other comprehensive loss during the year ended December 31, 2013. A similar decrease in commodity prices would result in a decrease in net loss of approximately $41 million and a $41 million impact on other comprehensive loss during the year ended December 31, 2013.

24. Contingencies and Commitments

Provisions and Contingencies

Talisman's provision for decommissioning is presented in note 16. The other provisions recorded by the Company are not material.

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area. The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General's own initiative. Subpoenas have been issued to a number of companies, including Talisman. The Company has been cooperating with the New York Attorney General in the investigation. No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Estimated Future Minimum Commitments(1)(2)

Estimated future commitments for 2014 and beyond are as follows:

	2014	2015	2016	2017	2018	Subsequent to 2018	Total

Office leases	53	46	45	41	39	246	470

Vessel leases	88	4	4	4	4	9	113

Transportation and processing commitments(3)	434	247	222	215	162	855	2,135

Decommissioning liabilities(4)	57	56	43	40	138	2,819	3,153

Yme removal obligation (note 13)	121	131	–	–	–	–	252

PP&E and E&E assets(5)	268	157	13	–	–	–	438

Other service contracts	306	76	52	35	10	12	491

	1,327	717	379	335	353	3,941	7,052

1)
Payments exclude interest on long-term debt and payments made to settle derivative contracts.

2)
Future minimum payments denominated in foreign currencies have been translated into US$ based on the December 31, 2013 exchange rate.

3)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

5)
PP&E and E&E include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

100       TALISMAN ENERGY ANNUAL REPORT 2013

Talisman's estimated undiscounted decommissioning liabilities at December 31, 2013 were $3.2 billion (2012 – $2.4 billion). At December 31, 2013, Talisman had recorded $1.8 billion (2012 – $1.6 billion), representing the discounted amount of this liability (note 16).

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangements described in note 19, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels. The majority of the vessel leases have an average life of five years, the office leases have an average life of 10 years and the transportation commitment contracts have average lives of between 10 and 15 years.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil, natural gas and NGLs.

In the case of an operating lease entered into by Talisman as the operator of a joint operation, the amounts reported represent the net operating lease expense and net future minimum lease payments. These net amounts are after deducting amounts reimbursed, or to be reimbursed, by joint operation partners, whether the joint operation partners have co-signed the lease or not. Where Talisman is not the operator of a joint operation, Talisman's share of the lease expense and future minimum lease payments is included in the amounts shown, whether Talisman has co-signed the lease or not. Where lease rentals are dependent on a variable factor, the future minimum lease payments are based on the factor as at the inception of the lease.

During the year ended December 31, 2013, Talisman incurred net rental expense of $289 million (2012 – $292 million; 2011 – $461 million) in respect of its operating leases.

Commitments entered into by the Company's joint arrangements have been summarized in Note 8.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into or is a party to a number of long-term sales contracts.

The majority of Talisman's natural gas production from the Corridor Block in Indonesia is currently sold under long-term sales agreements with PT Chevron Pacific Indonesia (Chevron), Gas Supply Pte. Ltd. (GSPL) and PT Perusahaan Gas Negara (Persero), Tbk (PGN). Under the sales agreement with Chevron, which is currently due to expire in 2021, delivered gas sales are priced at approximately 76% of the equivalent value of the Indonesian Crude Price for Duri crude oil. The minimum volume commitment under the agreement with Chevron is approximately 280 bcf over its remaining eight-year life.

Under the sales agreement with GSPL, delivered gas sales to Singapore from the Corridor Block are referenced to the spot price of high sulphur fuel oil in Singapore. The minimum volume commitment is approximately 190 bcf over the remaining ten-year life of the contract. Sales from the Corridor Block to PGN for their markets in West Java (and potentially Sumatra) are sold under a long-term contract with no associated transportation costs. The minimum volume commitment is approximately 466 bcf over the remaining ten-year life of the contract.

The balance of the gas production from the Corridor Block is sold under gas sales contracts which vary in length from two to six years and are generally at fixed prices with fixed annual escalation. Of these, there is the potential for prices to be increased under two contracts with PGN and this is currently under discussion with the buyer and the Indonesian regulator – SKKMIGAS.

At Jambi Merang, the majority of gas production is sold under long-term agreements which contain fixed prices with fixed annual escalation and are in place until the current termination date of the PSC, which is February 2019.

The Company is subject to volume delivery requirements for approximately 90-100 mmcf/d at a price that is referenced to the spot price of high sulphur fuel oil in Singapore in relation to a long-term sales contract in Malaysia, currently scheduled to end in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet all of these future delivery requirements.

25. Other Income

Years ended December 31	2013	2012	2011

Pipeline and customer treating tariffs	63	46	53

Investment income	16	10	6

Interest on loan to TSEUK (note 8)	23	–	–

Marketing income	7	28	19

	109	84	78

TALISMAN ENERGY ANNUAL REPORT 2013       101

26. Other Expenses, Net

Years ended December 31	2013	2012	2011

Foreign exchange (gain) loss	18	33	(12)

PP&E derecognition	–	20	26

Taxes, interest and penalties	2	1	18

Inventory writedowns	5	1	8

Allowance for doubtful accounts	3	–	65

Restructuring	44	–	–

Other miscellaneous	41	69	56

	113	124	161

27. Income Taxes

Current Tax Expense (Recovery)

	North America	Southeast Asia	North Sea	Other	Total

Year ended December 31, 2013

Current tax	(33)	549	(50)	132	598

Adjustments related to prior years	(29)	–	–	–	(29)

Petroleum Revenue Tax	–	33	–	–	33

Other	–	21	–	–	21

	(62)	603	(50)	132	623

Year ended December 31, 2012

Current tax	(4)	500	125	63	684

Adjustments related to prior years	2	(1)	–	5	6

Petroleum Revenue Tax	–	46	56	–	102

	(2)	545	181	68	792

Year ended December 31, 2011

Current tax	6	402	769	149	1,326

Adjustments related to prior years	11	(10)	(4)	(3)	(6)

Petroleum Revenue Tax	–	52	69	–	121

	17	444	834	146	1,441

102       TALISMAN ENERGY ANNUAL REPORT 2013

Deferred Tax Expense (Recovery)

	North America	Southeast Asia	North Sea	Other	Total

Year ended December 31, 2013

Reversal of temporary differences	(291)	(20)	(223)	(204)	(738)

Adjustments related to prior years	24	(10)	6	25	45

Petroleum Revenue Tax	–	5	–	–	5

Changes in tax rates	–	–	–	–	–

(Recognized)/derecognized asset	–	(82)	–	–	(82)

	(267)	(107)	(217)	(179)	(770)

Year ended December 31, 2012

Reversal of temporary differences	(352)	(8)	(1,370)	(20)	(1,750)

Adjustments related to prior years	(2)	6	–	4	8

Petroleum Revenue Tax	–	(1)	(24)	–	(25)

Changes in tax rates	5	–	137	–	142

Derecognized asset	429	–	–	–	429

	80	(3)	(1,257)	(16)	(1,196)

Year ended December 31, 2011

Origination (reversal) of temporary differences	(206)	34	202	(73)	(43)

Adjustments related to prior years	(15)	10	–	3	(2)

Petroleum Revenue Tax	–	12	40	–	52

Changes in tax rates	(4)	–	225	–	221

	(225)	56	467	(70)	228

During 2011, the Company made elections for its Canadian subsidiaries to file tax returns in US$ with effect from the beginning of their 2011 and 2012 tax years. Tax on foreign exchange on tax pools has not been recorded since the effective dates of these elections.

Deferred Tax Assets and Liabilities

The significant components of the deferred tax (assets) and liabilities are as follows:

	PP&E and E&E assets	Decommissioning liabilities	Tax loss carryforward	Other	Total

At December 31, 2011	5,146	(1,735)	(947)	(11)	2,453

Charged (credited) to tax expense, net	(1,597)	334	129	(40)	(1,174)

Credited to equity	–	–	–	11	11

Acquisition adjustments	(1,385)	578	–	23	(784)

Other	(634)	27	–	(15)	(622)

At December 31, 2012	1,530	(796)	(818)	(32)	(116)

Charged (credited) to tax expense, net	(368)	(217)	(177)	(8)	(770)

Credited to equity	–	–	–	(1)	(1)

Held for sale reclassification	(140)	2	–	–	(138)

Other	–	–	–	(15)	(15)

At December 31, 2013	1,022	(1,011)	(995)	(56)	(1,040)

Other movements in the net deferred tax liability relate mostly to reclassifications between assets and liabilities, currency adjustments and risk management assets and liabilities.

TALISMAN ENERGY ANNUAL REPORT 2013       103

At December 31, 2013, the Company has the following non-capital loss carry-forwards:

	Loss carry-forward	Expiry

US	1,260	2028-2030

Canada	628	2030-2034

Norway	656	No expiry

Colombia	215	2024-2034

Vietnam	11	2026-2034

	2,770

The Company has not recognized US losses in excess of taxable temporary differences. In Canada and Colombia, income projections show sufficient taxable income to utilize these losses within the carry-forward period. In Norway, income projections and existing Norwegian tax legislation demonstrate that these losses will be realized.

The majority of the $1.8 billion (2012 – $1.3 billion; 2011 – $480 million) of unused non-capital tax losses in respect of which no deferred tax asset has been recognized arose in the US.

No deferred tax liability has been recognized for temporary differences associated with investments in subsidiaries, associates, branches and joint operations since the Company is in a position to control or jointly control the entity and it is considered probable that these temporary differences will not reverse in the foreseeable future.

The Company has experienced cumulative losses from its US operations in recent years. As a result, during 2012, the Company derecognized deferred taxes assets of $429 million related to its US operations.

The Company recognized a deferred tax asset related to its Vietnam operations of $77 million in 2013, as a result of increased field production.

Effective Tax Rate

The following provides a reconciliation of the Canadian statutory tax rate of 25.19% (2012 – 25.05%; 2011 – 26.76%) to the effective tax rate on the Company's total income before income taxes:

Years ended December 31	2013	2012	2011

Income (loss) before taxes	(1,322)	(272)	2,445

Statutory income tax rate (%)	25.19%	25.05%	26.76%

Income taxes calculated at the Canadian statutory rate	(333)	(68)	654

Increase (decrease) in income taxes resulting from:

Change in statutory tax rates, net	–	137	221

Non-taxable income	(40)	(590)	(54)

Deductible PRT expense	(12)	(20)	(81)

Higher foreign tax rates	(257)	(229)	799

Non-deductible goodwill	144	–	–

Derecognition of deferred tax asset, net	330	429	–

Share-based payments	(6)	(17)	(72)

Uplift	(52)	(60)	(74)

Other	41	(63)	103

Income tax (recovery) expense (excluding PRT)	(185)	(481)	1,496

During 2013, the Company completed the sale of all of its interest in the Ocensa pipeline, which resulted in a significant reduction in the effective tax rate.

On December 17, 2012, Talisman completed the sale of a 49% equity interest in TSEUK, which owned substantially all of the UK assets. The sale was non-taxable resulting in a significant reduction in the effective tax rate.

Additionally in 2012, the UK government restricted tax relief for decommissioning expenditures to a 50% tax rate from the UK tax rate of 62%. This measure was substantively enacted in July 2012 and the deferred income tax expense associated with the legislative change was approximately $137 million.

In March 2011, the UK government announced that, from March 24, 2011, the rate of supplementary charge levied on ring fence profits increased from 20% to 32%. Supplementary charge is levied on ring fence profits in addition to the ring fence corporation tax rate of 30%, which remains unchanged. Consequently, there is now a combined UK corporation tax and supplementary charge rate

104       TALISMAN ENERGY ANNUAL REPORT 2013

of 62% for oil and gas companies with fields not subject to PRT and 75% to 81% with fields subject to PRT. If the price of oil falls below a certain level (currently expected to be $75/bbl) for a sustained period of time, the UK government has indicated that it will reduce the supplementary charge rate back towards 20% on a "staged and affordable basis" while prices remain low. As a result of this legislative change, the Company recorded additional current income tax expense of $101 million and additional deferred tax expense of $225 million during the year ended December 31, 2011.

Unrecognized Tax Benefit

Changes in the Company's unrecognized tax benefit are as follows:

	2013	2012

Unrecognized tax benefit, beginning of year	58	46

Increase due to prior period tax positions	81	12

Decrease due to prior period tax positions	(29)	–

Unrecognized tax benefit, end of year	110	58

Talisman's entire unrecognized tax benefit as at December 31, 2013 and December 31, 2012, if recognized, would affect the Company's effective tax rate.

No significant change in the total unrecognized tax benefit is expected in 2014.

28. Supplemental Cash Flow information

Items Not Involving Cash

Years ended December 31	2013	2012	2011

Depreciation, depletion and amortization	1,922	2,371	1,949

Impairment, net of reversals	946	2,589	226

Dry hole	89	238	241

Share-based payments expense (recovery)	45	(66)	(324)

Gain on disposals	(100)	(1,624)	(192)

Unrealized (gain) loss on held-for-trading financial instruments	93	48	(61)

Deferred income tax (recovery)	(770)	(1,196)	228

Foreign exchange	18	39	(11)

PP&E derecognition	–	20	26

(Income) loss from joint venture and associates, after tax	275	(315)	–

Other	31	48	42

	2,549	2,152	2,124

Changes in Non-Cash Operating Working Capital

Years ended December 31	2013	2012	2011

Accounts receivable	(187)	369	(292)

Inventories	(16)	(46)	(26)

Prepaid expenses	4	5	(4)

Decommissioning expenditures(1)	(59)	(56)	(34)

Accounts payable and accrued liabilities	261	(99)	142

Income and other taxes payable	14	(333)	(161)

Operating working capital in assets held for sale (note 5)	(13)	–	–

	4	(160)	(375)

1)
$43 million of the decommissioning expenditures in 2013 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2012.

Other Cash Flow Information

Years ended December 31	2013	2012	2011

Cash interest paid	268	291	254

Cash interest received	10	5	5

Cash income taxes paid	600	1,041	1,592

TALISMAN ENERGY ANNUAL REPORT 2013       105

In respect of its exploration and evaluation activities in 2013, the Company has included exploration expenditure of $260 million within cash provided by operating activities, and exploration capital expenditure and acquisitions of $398 million and $94 million, respectively, within cash used in investing activities.

29. Cash and Cash Equivalents

Of the cash and cash equivalents balance of $364 million (December 31, 2012 – $553 million), substantially all (December 31, 2012 – $456 million) has been invested in bank deposits and the remainder in highly rated investments with original maturities of less than three months.

30. Net Income per Share – Basic and Diluted

(millions)	2013	2012	2011

Net income	(1,175)	132	776

Less: Share-based payment recoveries for all options	(48)	(82)	(332)

Less: Cumulative preferred share dividends after tax	(6)	(6)	–

Less: Share-based payment expenses for unvested dilutive options	(24)	(43)	(47)

Diluted net income	(1,253)	1	397

Weighted average number of common shares outstanding – basic	1,030	1,025	1,023

Dilution effect of stock options and PSUs	2	8	15

Weighted average number of common shares outstanding – diluted	1,032	1,033	1,038

In computing diluted per share amounts at December 31, 2013, 5,060,002 options were excluded from the calculation as their effect was anti-dilutive.

Outstanding stock options and PSUs are the only instruments that are dilutive to net income per share.

Basic net income per share is calculated by dividing net income less after tax cumulative preferred share dividends, by the weighted average number of common shares outstanding during the year, excluding shares held in trust to settle long-term PSU plan obligations.

For the diluted net income per share calculation, the net income is adjusted for the change in the fair value of stock options. The weighted average number of shares outstanding during the year is adjusted for options expected to be exercised and management's best estimate of shares expected to be issued in settlement of the Company's obligations pursuant to the long-term PSU plan.

31. Employee Benefits

Overview

At December 31, 2013, the Company operated pension plans for the benefit of a significant portion of its employees throughout the world. The plans are provided through both defined benefit and defined contribution arrangements, and their legal status and control varies depending on the conditions and practices in the countries concerned.

The Company operates defined benefit plans in Canada and Norway, defined contribution plans in Canada, the US and Indonesia, and an international notional defined contribution plan for third-country nationals and Canadian employees working abroad. The Company also provides non-pension post-employment benefits to its Canadian retirees. The Company contributes to the Canadian defined benefit plans pursuant to independent actuarial advice. The Norwegian plans provide for accrued benefits on a fully insured basis and premiums are adjusted annually for the impact of current salary rates on past service benefits and the impact of any changes in the Norwegian Government Plan.

The costs and the present value of the obligations of the defined benefit pension plans and non-pension post-employment benefits, and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These assumptions include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

The Company's Board of Directors has delegated its authority to oversee key pension risks to the Pension Management Committee (PMC), a committee of management employees, that is chaired by the Company's Executive Vice President, Corporate Services. The PMC advises on the pensions' strategy, policy and operation. The PMC reports regularly to the Board of Directors. The PMC monitors the effects of volatility in financial markets and the impact of uncertainty in the assumptions used to measure the obligations of the plans.

106       TALISMAN ENERGY ANNUAL REPORT 2013

Plan Liabilities

The Company sponsors two registered and two non-registered defined benefit pension plans in Canada. The amount of pension to be paid by the Company depends on how long employees have been active members of the plan and their final average salary when they leave the plan. Although the Company has no commitment to provide for increases related to inflation in the Canadian defined benefit pension plans, the benefits have generally increased annually by one-half of the rate of inflation since 2003. Two of the plans are closed to new entrants.

The Company also sponsors a defined benefit pension plan in Norway, which makes pension payments throughout the life of the members. The amount of pension paid depends on how long employees are active members of the plan and their salary when they leave the plan. Pension payments increase with the surplus return on assets on the pensioner's part of the premium reserve.

The Norwegian defined benefit pension plan is open to new entrants. Accrued benefits provided under the Norwegian plan are fully insured. The Company pays an annual premium, which reflects the annual cost of benefits accruing during the year plus the impacts of current salary rates on past service benefits and of any changes in the basic amount in the Norwegian National Insurance Scheme. The defined benefit obligation recognized in the Company's financial statements includes the present value of future salary increases on the accrued benefits.

Actuarial Assumptions

The following liability weighted actuarial assumptions were employed to determine the net benefit expense and the accrued benefit obligations for the defined benefit pension plans:

	2013	2012	2011

Accrued benefit obligation

Discount rate (%)	4.6	4.1	4.3

Rate of inflation (%)(1)	2.5	2.5	2.5

Mortality rate (refer to discussion below)

Benefit expense

Discount rate (%)	4.1	4.1	5.2

1)
Canadian defined benefit plans only.

Sensitivity Information

The measurement of the Company's net accrued benefit obligations is particularly sensitive to changes in the Company's significant assumptions:

Discount rate

The discount rate assumptions reflect the prevailing rates available on high-quality corporate bonds. Discount rates have been selected following actuarial advice related to the countries where the Company operates defined benefit pension plans, taking into account the duration of the liabilities. The overall rate is the liability weighted average of the country-specific discount rates adopted for individual plans. At December 31, 2013, a 1.0% increase or decrease in the discount rate would result in a $28 million decrease or a $31 million increase, respectively, in the present value of the defined benefit obligations.

Inflation

Inflation is used to determine pension increases for the Canadian pension plans. The assumption adopted is consistent with the discount rates adopted. An increase or decrease in the inflation rate of 1.0% would result in a $9 million increase or decrease, respectively, in the accrued benefit obligations of the Canadian pension plans.

Mortality rates

The mortality assumptions adopted are based on those recommended by the actuaries that advise the plan management and reflect the most recent information. Assumptions used for the Canadian defined benefit pension plans indicate that the future life expectancy of a male (female) pensioner reaching age 65 in 2014 would be 22.9 (23.4) years and the future life expectancy from age 65 for a male (female) non-pensioner member currently aged 45 of 23.9 (24.2) years.

An increase or decrease of 10% in the assumed mortality assumption rates decrease or increase, respectively, the future life expectancy by approximately 1 year. The change in the accrued benefit obligation for the Canadian defined benefit pension plans due to a change in the mortality assumption by applying a decrease or increase of 10% to the assumed mortality rates would by a $4 million decrease or increase, respectively.

TALISMAN ENERGY ANNUAL REPORT 2013       107

A change in the Company's significant assumptions would cause a change in the defined benefit obligations of its plans by the following amounts:

	Increase (decrease) in pension obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.0%	(28)	31

Inflation rate(1)	1.0%	9	(9)

Mortality rate(1)	10.0% Load	(4)	4

1)
Canadian defined benefit pension plans only.

The methods used to carry out the sensitivity analyses alter the relevant assumption by the amount specified and assume that all other variables remain the same. Although this approach may not necessarily be realistic since some assumptions are related, it determines the effect on the defined benefit obligation of each individual assumption.

Investment Policies

The Company adopted an investment strategy for the registered Canadian defined benefit pension plans that broadly match the nature of its liabilities, which includes a proportionate allowance for risk-seeking asset classes. The target allocation percentage for the Canadian defined benefit registered pension plans is 50% equities and 50% fixed income. The Company is considering strategies to reduce risk for the registered Canadian defined benefit plans including an investment strategy that is more closely matched to the underlying liabilities of these plans, which would reduce the volatility of the net benefit expense and net benefit asset / obligation for the Canadian registered plans on the Company's balance sheet.

The assets of the Norwegian defined benefit pension plan comprise of a savings fund and a premium reserve fund. A portion of the premiums paid for the Norwegian fund are invested in a savings fund according to the insurance company's investment strategy. The insurance company is responsible for managing the investments and guarantees a 2.75% return on the savings fund. Excess returns are credited to a premium reserve fund, which is subject to regulatory limits with respect to the amount which may be held in the fund. Total plan assets comprise a savings fund and a premium reserve fund. Any amounts in excess of the regulatory limit are returned to the Company or used to reduce current year premiums.

Plan Assets

The approximate target allocation percentage for the Canadian defined benefit registered pension plans, which account for 54% of total plan assets, is 50% equities, 49% fixed income and 1% cash. Plan assets do not include any common shares of Talisman, other than through Canadian or US equity pooled funds, or any assets used by the Company.

The allocation of the assets of the defined benefit pension plans is as follows:

	2013	2012	2011

Equity securities (%)	30	32	61

Fixed income (%)	47	47	31

Cash (%)	16	14	6

Real estate (%)	5	6	2

Other (%)	2	1	–

	100	100	100

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. Refer to note 23 for details concerning the three levels of the fair value hierarchy.

The fair values of defined benefit pension plan assets at December 31, 2013 by asset category were as follows:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

Cash	19	–	–	19

Pooled Funds:

Canadian companies	–	7	–	7

US companies	–	14	–	14

International companies	–	17	–	17

Bonds	–	59	–	59

Real estate	–	–	7	7

Other	–	2	–	2

	19	99	7	125

108       TALISMAN ENERGY ANNUAL REPORT 2013

Obligation, Assets and Funded Status

Information about the Company's defined benefit pension plans is as follows:

	2013 Pension plans grouped by funded status		2012 Pension plans grouped by funded status
	Surplus	Deficit	Surplus	Deficit

Accrued benefit obligation

Accrued benefit obligation, beginning of year	65	168	63	355

Impact on Profit or Loss:

Current service cost	–	12	–	14

Past service cost	–	5	–	–

Interest cost	3	7	3	7

Impact on Profit or Loss	3	24	3	21

Remeasurements through OCI:

Loss from change in demographic assumptions	5	8	–	1

Gain from change in financial assumptions	(4)	(8)	1	(6)

Loss (gain) from experience adjustments	–	(4)	1	(6)

Foreign currency translation	(4)	(13)	2	6

Impact of Remeasurements on OCI	(3)	(17)	4	(5)

Benefits paid	(6)	(8)	(5)	(15)

TSEUK divestiture	–	–	–	(93)

Deconsolidation of TSEUK	–	–	–	(96)

Other	4	(4)	–	1

Accrued benefit obligation, end of year	63	163	65	168

Plan assets

Fair value of plan assets, beginning of year	68	57	64	205

Impact on Profit or Loss:

Interest income	3	3	3	2

Impact on Profit or Loss	3	3	3	2

Remeasurements through OCI:

Return on plan assets	3	(4)	4	(3)

Foreign currency translation	(5)	(5)	2	3

Impact of Remeasurements on OCI	(2)	(9)	6	–

Benefits paid	(6)	(8)	(5)	(15)

Employer contributions	–	19	–	24

TSEUK divestiture	–	–	–	(77)

Deconsolidation of TSEUK	–	–	–	(80)

Other	–	–	–	(2)

Fair value of plan assets, end of year	63	62	68	57

Funded status – surplus (deficit)(1)	–	(101)	3	(111)

1)
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

The asset for one of the Canadian defined benefit plans represents the maximum economic benefit available to the Company in respect of its pension obligations. The Company has been able to recognize the entire surplus since it has control over plan assets and can recoup the surplus through a combination of refunds and reductions in contributions.

The weighted average durations of the accrued benefit obligations for the Canadian and Norwegian defined benefit pension plans are approximately 12 and 17 years, respectively.

Funding

In Canada, the regulator imposes a minimum funding requirement for registered pension plans based on actuarial valuation reports prepared by independent actuaries. The actuarial reports also set up maximum funding limits based on the status of the registered defined benefit pension plans as Designated Plans under the Income tax Act (Canada). The most recent actuarial valuation of the

TALISMAN ENERGY ANNUAL REPORT 2013       109

Canadian registered defined benefit pension plans for funding purposes was at December 31, 2010. Updated actuarial valuations for funding purposes will be prepared as at December 31, 2013.

In 2012, the PMC established a funding policy for the registered Canadian defined benefit pension plans and reviews the policy on a regular basis. None of the Canadian defined benefit pension plans include large risk concentrations.

The Company's objective, where legislation does not otherwise provide impediments, is to fund the defined benefit pension plans 100% on a basis that should ensure that benefits can be paid as they fall due. To provide reassurance to Canadian plan members that the Company will meet its obligations, letters of credit have been provided to ensure full funding in the event that certain default conditions occur.

The Company expects to make annual contributions to its defined benefit plans as follows:

	Pension plans	Non-pension benefits plan	Total

2014	25	1	26

2015	26	1	27

2016	27	1	28

2017	28	1	29

2018	28	1	29

2019 – 2024	155	5	160

Of the aggregate accrued benefit obligation of $226 million at December 31, 2013, $95 million related to plans that are unfunded. Three unfunded plans, with a total deficit of $87 million, are secured by letters of credit in the amount of $103 million.

Net Deficit

Years ended December 31	2013	2012	2011

Accrued benefit obligation at December 31	226	233	418

Fair value of plan assets at December 31	125	125	269

Net deficit	(101)	(108)	(149)

Net Benefit Expense

The net benefit expense for the pension plans recognized in the Consolidated Statements of Income (Loss) was as follows:

Years ended December 31	2013	2012	2011

Current and past service cost – defined benefit	12	14	28

Past service cost	5	–	–

Interest cost	4	5	2

Other	(4)	3	2

Defined benefit plan expense	17	22	32

Defined contribution plan expense	18	17	14

Net benefit expense	35	39	46

Non-Pension Post-Employment Benefits Plan

At December 31, 2013, the accrued benefit obligation for the non-pension post-employment benefit plan was $13 million (2012 – $13 million). Non-pension post-employment benefits include medical, dental and life insurance benefits for current and future Canadian retired employees.

During the year ended December 31, 2013, net benefit expense for non-pension post-employment benefits of $nil (2012 – $1 million; 2011 – $1 million) was included in the Consolidated Statements of Income (Loss).

A 1% increase or decrease in the assumed medical cost trend rate would have an immaterial impact on both the accrued benefit obligation at December 31, 2013 and the aggregate of current service and interest costs during the year ended December 31, 2013.

Other Risks

For the Norwegian plan, actions taken by the local regulator or changes to European legislation could result in stronger local funding standards, which could affect the Company's cash flow from this plan.

There is a risk that changes in discount rate, assumptions made for life expectancy, price inflation or other assumptions used to value the defined benefit obligation could result in increased obligations for the plans.

Other Information

Although there are no plans to do so, if the Norwegian plans were to windup, any surplus assets would be used to improve benefits. If there was a deficit, the insurance would be responsible for the deficits, with the Company only being responsible for premiums up to the date of the plan termination.

The pension and non-pension post-employment benefits of key management personnel are disclosed in note 33.

110       TALISMAN ENERGY ANNUAL REPORT 2013

32. Segmented Information

Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other. The North America segment includes operations and exploration in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and non-operated production in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in Sierra Leone and the Kurdistan Region of Iraq. In 2013, the Company exited Poland and received government approval to transfer its interests in Sierra Leone. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America(1)			Southeast Asia(2)			North Sea(3)			Other(4)			Total

(millions of US$)	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011

Revenue

Sales	1,643	1,435	1,695	2,202	2,190	1,882	577	2,922	4,074	230	220	543	4,652	6,767	8,194

Other income	45	72	63	1	3	1	23	9	14	40	–	–	109	84	78

Income (loss) from joint ventures and associates, after tax	–	–	–	–	–	–	(450)	(46)	–	175	361	–	(275)	315	–

Total revenue and other income	1,688	1,507	1,758	2,203	2,193	1,883	150	2,885	4,088	445	581	543	4,486	7,166	8,272

Segmented expenses

Operating	568	564	454	532	418	372	302	1,350	1,292	30	29	72	1,432	2,361	2,190

Transportation	103	92	68	56	53	55	25	69	84	8	7	9	192	221	216

DD&A	1,211	1,140	852	486	427	305	195	774	671	30	30	121	1,922	2,371	1,949

Impairment (impairment reversals)	332	363	129	55	–	(16)	543	1,942	113	16	284	–	946	2,589	226

Dry hole	–	22	6	60	77	127	18	45	106	11	94	2	89	238	241

Exploration	39	29	70	59	92	208	39	46	40	123	179	109	260	346	427

Other	69	81	22	8	(19)	17	16	41	105	2	(12)	29	95	91	173

Total segmented expenses	2,322	2,291	1,601	1,256	1,048	1,068	1,138	4,267	2,411	220	611	342	4,936	8,217	5,422

Segmented income (loss) before taxes	(634)	(784)	157	947	1,145	815	(988)	(1,382)	1,677	225	(30)	201	(450)	(1,051)	2,850

Non-segmented expenses

General and administrative													434	510	431

Finance costs													331	272	278

Share-based payments (recovery) expense													49	(63)	(310)

Currency translation													18	33	(12)

Loss on held-for-trading financial instruments													140	93	210

Gain on disposals													(100)	(1,624)	(192)

Total non-segmented expenses													872	(779)	405

Income (loss) before taxes													(1,322)	(272)	2,445

Capital expenditures(5)

Exploration	76	157	198	129	59	257	49	85	128	144	223	138	398	524	721

Development	1,207	1,404	1,960	353	362	230	332	1,064	1,077	17	7	157	1,909	2,837	3,424

Midstream	–	1	(3)	–	–	–	–	–	–	–	–	–	–	1	(3)

Exploration and development	1,283	1,562	2,155	482	421	487	381	1,149	1,205	161	230	295	2,307	3,362	4,142

Acquisitions													111	160	1,319

Proceeds on dispositions													(146)	(964)	(569)

Other non-segmented													41	138	159

Net capital expenditures													2,313	2,696	5,051

Property, plant and equipment	6,636	7,145	6,740	2,318	2,582	2,501	537	460	5,809	261	275	859	9,752	10,462	15,909

Exploration and evaluation assets	1,579	2,078	2,370	717	527	498	289	254	538	580	460	548	3,165	3,319	3,954

Goodwill	118	133	140	170	170	149	287	472	866	–	–	162	575	775	1,317

Investments in joint ventures and associates	–	–	–	–	–	–	206	259	–	920	803	–	1,126	1,062	–

Other	677	685	987	740	637	560	1,911	1,418	645	402	905	788	3,730	3,645	2,980

Assets held for sale	776	–	–	–	–	–	–	–	–	–	–	–	776	–	–

Segmented assets	9,786	10,041	10,237	3,945	3,916	3,708	3,230	2,863	7,858	2,163	2,443	2,357	19,124	19,263	24,160

Non-segmented assets													37	74	66

Total assets(5)													19,161	19,337	24,226

Decommissioning liabilities(5)	450	476	394	280	347	208	1,009	688	2,390	30	46	43	1,769	1,557	3,035

TALISMAN ENERGY ANNUAL REPORT 2013       111

1	North America	2013	2012	2011

	Canada	810	853	1,127

	US	878	654	631

	Total revenue and other income	1,688	1,507	1,758

	Canada	2,544	3,588	3,937

	US	4,092	3,557	2,803

	Property, plant and equipment	6,636	7,145	6,740

	Canada	905	1,070	1,207

	US	674	1,008	1,163

	Exploration and evaluation assets	1,579	2,078	2,370

2	Southeast Asia	2013	2012	2011

	Indonesia	1,175	1,157	1,126

	Malaysia	534	549	532

	Vietnam	322	72	65

	Australia	172	415	160

	Total revenue and other income	2,203	2,193	1,883

	Indonesia	1,023	1,040	1,023

	Malaysia	707	852	883

	Vietnam	460	494	297

	Papua New Guinea	40	44	47

	Australia	88	152	251

	Property, plant and equipment	2,318	2,582	2,501

	Indonesia	19	11	12

	Malaysia	83	72	41

	Vietnam	145	14	5

	Papua New Guinea	470	430	440

	Exploration and evaluation assets	717	527	498

3	North Sea	2013	2012	2011

	UK(6)	23	2,017	2,835

	Norway	577	914	1,253

	Loss from TSEUK	(450)	(46)	–

	Total revenue and other income	150	2,885	4,088

	UK	–	–	3,927

	Norway	537	460	1,882

	Property, plant and equipment	537	460	5,809

	UK	–	–	210

	Norway	289	254	328

	Exploration and evaluation assets	289	254	538

4	Other	2013	2012	2011

	Algeria	207	213	256

	Colombia(7)	238	368	287

	Total revenue and other income	445	581	543

	Algeria	260	273	284

	Colombia	1	2	575

	Property, plant and equipment	261	275	859

	Colombia	203	124	75

	Kurdistan	377	323	303

	Peru	–	–	133

	Other	–	13	37

	Exploration and evaluation assets	580	460	548

5)
Equion results have been equity accounted effective January 1, 2012 and TSEUK results effective December 17, 2012.

6)
2012 results include revenue from the UK from January 1 to December 17, 2012. Subsequent to December 17, 2012, TSEUK results are included in income (loss) from joint ventures and associates.

7)
Balances include after tax equity income from Equion.

112       TALISMAN ENERGY ANNUAL REPORT 2013

33. Related Party Disclosures

Major Subsidiaries

The Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and the directly or indirectly owned subsidiaries. Transactions between subsidiaries are eliminated on consolidation. Other than transactions with joint ventures and associates there were no related party transactions with entities or other parties outside the consolidated group during the years ended December 31, 2013 and 2012. The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at December 31:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned

Talisman Energy Canada(1)	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Talisman Alberta Shale Partnership	Alberta	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) BV	The Netherlands	100%

1)
Talisman Energy Canada Partnership is an Alberta general partnership which currently carries on substantially all of Talisman's conventional Canadian oil and gas operations.

Joint Venture and Associates

Transactions with joint ventures and associates are classified as related party transactions and are disclosed as part of note 8 and note 25.

Key Management Personnel Compensation

The compensation of key management personnel, consisting of the Company's directors and executive officers, is as follows:

Years ended December 31	2013	2012	2011

Short-term benefits	15	15	15

Pension and other post-employment benefits	5	6	5

Termination benefits	6	15	4

Share-based payments	9	13	11

	35	49	35

Short-term benefits comprise salaries and fees, annual bonuses, cash, vehicle and other benefits.

The amount of pension benefits reported represents the attributable amount of the net benefit expense of the plans in which the key management personnel participate.

Termination benefits comprise amounts paid and accrued.

The share-based payments amount reported represents the cost to the Company of key management's participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.

TALISMAN ENERGY ANNUAL REPORT 2013       113

ADDITIONAL INFORMATION

Consolidated Financial Ratios
(Unaudited)

The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company's Consolidated Financial Statements that are prepared in accordance with International Financial Reporting Standards.

The interest coverage ratio is for the 12-month period ended December 31, 2013.

December 31, 2013

Interest coverage (times)

Income(1)	(3.63)

1)
Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

Ratios and Key Indicators

Years ended December 31 (millions of $ unless otherwise stated)	2013(1)	2012(1)(9)	2011(1)(9)	2010(1)	2009(2)

Net income	(1,175)	132	776	945	437

Cash flow(3)	2,196	3,022	3,434	2,954	3,961

Exploration and development expenditure(10)	2,885	3,511	4,142	3,473	4,245

Acquisitions	111	160	1,319	1,530	438

Dispositions	146	964	569	2,273	2,774

Debt/debt + equity (%)	38	31	33	31	26

Debt/cash flow (times)	2.3	1.4	1.4	1.4	1.0

Per common share

Net income ($)	(1.15)	0.12	0.76	0.93	0.43

Cash flow ($)(3)	2.13	2.95	3.36	2.90	3.90

Production (boe)(10)	0.132	0.152	0.152	0.150	0.153

Proved gross reserves (at year-end) (boe)(4)	1.07	1.06	1.45	1.36	1.39

Average royalty rate (%)(5)	30	21	19	16	15

Unit operating costs ($/boe)	11.41	15.91	14.17	12.44	12.91

Unit DD&A ($/boe)(5)	15.42	16.13	12.55	11.76	17.28

Return on capital employed (%)(6)	(7.1)	2.3	7.4	10.0	4.1

Return on active capital employed (%)(7)	(10.6)	3.8	13.4	16.2	6.2

Return on equity (%)(8)	(12.7)	1.3	8.1	10.5	3.9

1)
Presented in US$ and in accordance with International Financial Reporting Standards.

2)
Presented in C$ and in accordance with Canadian GAAP.

3)
Non-GAAP measure. See advisory provided.

4)
Calculated in accordance with SEC methodology. Includes the reserves attributable to Talisman's investments in TSEUK and Equion.

5)
2009 restated for operations classified as discontinued in 2010.

6)
Net income plus tax effected interest/(average shareholders' equity + average debt).

7)
Net income plus tax effected interest/(average shareholders' equity + average debt – average non-depleted capital).

8)
Net income/average shareholders' equity.

9)
GAAP measures and production netbacks in 2012 restated to reflect change to equity accounting for the TSEUK and Equion joint ventures. 2011 has not been restated for the change to equity accounting.

10)
Includes Talisman's proportionate results from TSEUK and Equion.

114       TALISMAN ENERGY ANNUAL REPORT 2013

Historical Operations Summary

Years ended December 31	2013(1)	2012	2011	2010	2009

Daily average production – before royalties

Oil (mbbls/d)

North America	22	19	17	17	25

Southeast Asia	39	37	30	35	38

North Sea	31	70	96	109	117

Other	21	22	23	14	16

Natural gas liquids (mbbls/d)

North America	13	8	6	6	9

Southeast Asia	5	5	4	4	3

North Sea	1	1	2	4	3

Total oil and liquids	132	162	178	189	211

Natural gas (mmcf/d)

North America	883	985	899	778	803

Southeast Asia	516	524	506	485	403

North Sea	9	31	52	104	77

Other	43	42	34	–	–

Total natural gas	1,451	1,582	1,491	1,367	1,283

Total (mboe/d)	373	426	426	417	425

WTI (average $/bbl)	97.97	94.22	95.13	79.53	61.79

NYMEX gas (average $/mmbtu)	3.67	2.80	4.07	4.39	4.05

US$/C$ exchange rate (year-end)	0.9402	1.0051	0.9833	1.0054	0.9555

1)
2013 production includes Talisman's share of production from the TSEUK and Equion joint ventures.

TALISMAN ENERGY ANNUAL REPORT 2013       115

Net Production – After Royalties(1)

Year ended December 31	2013(2)	2012	2011	2010	2009

Oils and liquids (bbls/d)

North America	27	23	19	18	27

Southeast Asia	24	24	17	22	26

North Sea	32	70	97	113	120

Other	14	14	13	7	9

Total oil and liquids	97	131	146	160	182

Natural gas (mmcf/d)

North America	774	871	803	718	720

Southeast Asia	346	357	351	339	286

North Sea	9	31	52	104	77

Other	34	33	27	–	–

Total natural gas	1,163	1,292	1,233	1,161	1,083

Total mboe/d	291	347	351	353	362

1)
In this table, production is reported after the deduction of royalty volumes.

2)
2013 production includes Talisman's share of production from the TSEUK and Equion joint ventures.

116       TALISMAN ENERGY ANNUAL REPORT 2013

Product Netbacks – After Royalties(1)

Net of Royalties ($)	2013	2012	2011

North America
Oil and liquids (US$/bbl)

Sales price	66.70	69.39	75.19

Transportation	1.54	1.32	1.08

Operating costs	13.12	13.24	13.40

	52.04	54.83	60.71

Natural gas (US$/mcf)

Sales price	3.49	2.63	3.93

Transportation	0.31	0.25	0.21

Operating costs	1.52	1.40	1.21

	1.66	0.98	2.51

Southeast Asia(2)
Oil and liquids (US$/bbl)

Sales price	108.56	111.69	115.82

Transportation	1.23	1.05	1.20

Operating costs	41.96	34.09	40.99

	65.37	76.55	73.63

Natural gas (US$/mcf)

Sales price	9.44	9.28	9.30

Transportation	0.35	0.33	0.37

Operating costs	1.13	0.94	0.98

	7.96	8.01	7.95

North Sea(3)
Oil and liquids (US$/bbl)

Sales price	109.69	111.84	110.75

Transportation	2.77	1.91	1.71

Operating costs	58.46	53.12	35.78

	48.46	56.81	73.26

Natural gas (US$/mcf)

Sales price	14.85	9.79	8.62

Transportation	4.43	1.84	1.24

Operating costs	3.11	1.33	1.90

	7.31	6.62	5.48

Other(4)
Oil (US$/bbl)

Sales price	107.32	108.53	110.32

Transportation	4.10	3.35	1.76

Operating costs	13.84	14.96	11.82

	89.38	90.22	96.74

TALISMAN ENERGY ANNUAL REPORT 2013       117

Product Netbacks – After Royalties(1) (continued)

Net of Royalties ($)	2013	2012	2011

Natural Gas (US$/mcf)

Sales price	–	–	4.22

Transportation	–	–	0.06

Operating costs	–	–	1.86

	–	–	2.30

Total Company
Oil and liquids (US$/bbl)

Sales price	94.65	103.79	107.04

Transportation	1.91	1.70	1.58

Operating costs	32.69	40.15	31.49

	60.05	61.94	73.97

Natural gas (US$/mcf)

Sales price	5.73	5.03	5.92

Transportation	0.37	0.34	0.31

Operating costs	1.50	1.36	1.24

	3.86	3.33	4.37

1)
In this table, netbacks are calculated using production after deduction of royalty volumes.

2)
Southeast Asia includes Indonesia, Vietnam, Malaysia and Australia/Timor-Leste.

3)
North Sea includes Norway and the UK, which includes 100% of TSEUK's netbacks until December 17, 2012.

4)
Other refers to Algeria, Colombia (49% of Equion's netbacks subsequent from January 2011 to December 31, 2011 as well as the netbacks from Talisman's other Colombia assets) and Peru.

5)
2012 Netbacks were restated to reflect change of equity accounting for the TSEUK and Equion joint ventures. 2011 has not been restated for the change to equity accounting.

118       TALISMAN ENERGY ANNUAL REPORT 2013

RESERVES DATA AND OTHER OIL AND GAS INFORMATION UNDER CANADIAN DISCLOSURE REQUIREMENTS

Introduction

As a Canadian public company, Talisman is subject to the disclosure requirements of National Instrument NI 51-101 ("NI 51-101") of the Canadian Securities Administrators, which applies to the disclosure of reserves and other oil and gas information. Information prepared in accordance with NI 51-101 is contained in Schedule A of Talisman's Annual Information Form; the following is an excerpt of some of the tables that are contained therein. In accordance with NI 51-101, the estimates of reserves and future net revenue set forth below are based on forecast prices and costs. Refer to Talisman's Annual Information Form for additional disclosures under Canadian Oil and Gas Evaluation Handbook (COGEH) rules.

The effective date of the reserves data and other oil and gas information in this section is December 31, 2013 and the preparation date is February 27, 2014.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserves estimates on the Company's properties provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

Talisman's investments in Equion and TSEUK are accounted for using the equity method of accounting. NI 51-101 currently requires that, in such circumstances, Talisman's share of the reserves and future net revenues of Equion and TSEUK be disclosed separately from Talisman's reserves and future net revenue. Accordingly, in a number of the tables which follow, information is first provided in respect of Talisman Energy Inc. and its subsidiaries which are consolidated for financial reporting purposes (under the heading "Consolidated Entities") and then in respect of Equion and TSEUK (under the heading "Equity Investments"). All information in respect of Equion and TSEUK reflects Talisman's 49% equity interest in Equion and 51% equity interest in TSEUK. Unless otherwise indicated, all references in this section to Talisman's reserves include the reserves attributable to its equity investments in Equion and TSEUK. The reserves for Equion and TSEUK were evaluated internally by Talisman in the same manner as the consolidated reserves for Talisman, as described below.

Definitions of the various terms used in the following tables are set forth under "Definitions" below. In certain of the tables set forth below, the columns may not add due to rounding.

TALISMAN ENERGY ANNUAL REPORT 2013       119

Reserves Estimates (Forecast Prices and Costs)(1)

	Light Oil (mmbbls)		Heavy Oil (mmbbls)		Shale Oil (mmbbls)		Shale Gas (bcf)		Non-Shale Natural Gas (bcf)		Natural Gas Liquids (mmbbls)
As at December 31, 2013	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

CONSOLIDATED ENTITIES

Canada

Proved Developed Producing	2.8	2.2	33.5	30.4	0.1	0.1	231.2	212.0	602.9	551.4	24.4	20.3

Proved Developed Non-Producing	0.4	0.3	–	–	–	–	7.2	7.0	20.4	17.1	–	–

Proved Undeveloped	–	0.2	–	–	–	–	301.5	287.5	69.7	66.8	5.9	5.1

Total Proved	3.2	2.7	33.5	30.4	0.1	0.1	539.9	506.5	693.0	635.3	30.3	25.4

Total Probable	0.6	0.4	3.3	2.9	–	–	146.4	128.9	340.6	305.0	10.1	8.0

Total Proved Plus Probable	3.8	3.1	36.8	33.3	0.1	0.1	686.3	635.4	1,033.6	940.3	40.4	33.4

United States

Proved Developed Producing	–	–	–	–	4.7	3.5	893.3	750.4	32.0	27.3	16.1	12.2

Proved Developed Non-Producing	–	–	–	–	0.3	0.2	54.7	45.9	–	–	0.5	0.4

Proved Undeveloped	–	–	–	–	4.1	3.1	995.9	830.1	–	–	26.1	19.6

Total Proved	–	–	–	–	9.1	6.8	1,943.9	1,626.4	32.0	27.3	42.7	32.2

Total Probable	–	–	–	–	4.3	3.2	915.5	763.5	15.4	13.1	18.6	13.9

Total Proved Plus Probable	–	–	–	–	13.4	10.0	2,859.4	2,389.9	47.4	40.4	61.3	46.1

North Sea(2)

Proved Developed Producing	5.6	5.6	–	–	–	–	–	–	6.8	6.8	0.8	0.8

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	2.9	2.9	–	–	–	–	–	–	9.8	9.8	1.0	1.0

Total Proved	8.5	8.5	–	–	–	–	–	–	16.6	16.6	1.8	1.8

Total Probable	6.9	6.9	–	–	–	–	–	–	24.0	24.0	2.5	2.5

Total Proved Plus Probable	15.4	15.4	–	–	–	–	–	–	40.6	40.6	4.3	4.3

Southeast Asia(3)

Proved Developed Producing	33.2	22.2	–	–	–	–	–	–	990.9	709.9	10.0	3.5

Proved Developed Non-Producing	0.1	0.1	–	–	–	–	–	–	71.1	36.6	0.9	0.3

Proved Undeveloped	2.6	1.6	–	–	–	–	–	–	497.9	332.6	6.6	2.3

Total Proved	35.9	23.9	–	–	–	–	–	–	1,559.9	1,079.1	17.5	6.1

Total Probable	54.7	31.4	–	–	–	–	–	–	661.6	460.9	6.8	3.2

Total Proved Plus Probable	90.6	55.3	–	–	–	–	–	–	2,221.5	1,540.0	24.3	9.3

Latin America(4)

Proved Developed Producing	–	–	2.9	2.3	–	–	–	–	–	–	–	–

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	–	–	–	–	–	–	–	–	–	–	–	–

Total Proved	–	–	2.9	2.3	–	–	–	–	–	–	–	–

Total Probable	–	–	1.7	1.4	–	–	–	–	–	–	–	–

Total Proved Plus Probable	–	–	4.6	3.7	–	–	–	–	–	–	–	–

Other(5)

Proved Developed Producing	19.8	10.2	–	–	–	–	–	–	–	–	–	–

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	1.1	0.7	–	–	–	–	–	–	–	–	2.3	1.2

Total Proved	20.9	10.9	–	–	–	–	–	–	–	–	2.3	1.2

Total Probable	12.0	5.3	–	–	–	–	–	–	–	–	0.3	–

Total Proved Plus Probable	32.9	16.2	–	–	–	–	–	–	–	–	2.6	1.2

TOTAL CONSOLIDATED ENTITIES

Proved Developed Producing	61.4	40.2	36.4	32.7	4.8	3.6	1,124.5	962.4	1,632.6	1,295.4	51.3	36.8

Proved Developed Non-Producing	0.5	0.4	–	–	0.3	0.2	61.9	52.9	91.5	53.7	1.4	0.7

Proved Undeveloped	6.6	5.4	–	–	4.1	3.1	1,297.4	1,117.6	577.4	409.2	41.9	29.2

Total Proved	68.5	46.0	36.4	32.7	9.2	6.9	2,483.8	2,132.9	2,301.5	1,758.3	94.6	66.7

Total Probable	74.2	44.0	5.0	4.3	4.3	3.2	1,061.9	892.4	1,041.6	803.0	38.3	27.6

Total Proved Plus Probable	142.7	90.0	41.4	37.0	13.5	10.1	3,545.7	3,025.3	3,343.1	2,561.3	132.9	94.3

EQUITY INVESTMENTS

TSEUK

Proved Developed Producing	51.1	51.0	–	–	–	–	–	–	3.4	0.5	0.2	0.2

Proved Developed Non-Producing	0.1	0.1	–	–	–	–	–	–	3.5	3.5	0.1	0.1

Proved Undeveloped	15.4	15.4	–	–	–	–	–	–	26.2	26.2	–	–

Total Proved	66.6	66.5	–	–	–	–	–	–	33.1	30.2	0.3	0.3

Total Probable	54.3	54.1	–	–	–	–	–	–	29.1	29.0	0.2	0.2

Total Proved Plus Probable	120.9	120.6	–	–	–	–	–	–	62.2	59.2	0.5	0.5

Equion

Proved Developed Producing	9.1	7.4	–	–	–	–	–	–	73.0	58.4	1.2	0.9

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	3.3	2.6	–	–	–	–	–	–	–	–	–	–

Total Proved	12.4	10.0	–	–	–	–	–	–	73.0	58.4	1.2	0.9

Total Probable	4.2	3.5	–	–	–	–	–	–	–	–	–	–

Total Proved Plus Probable	16.6	13.5	–	–	–	–	–	–	73.0	58.4	1.2	0.9

120       TALISMAN ENERGY ANNUAL REPORT 2013

TOTAL EQUITY INVESTMENTS

Proved Developed Producing	60.2	58.4	–	–	–	–	–	–	76.4	58.9	1.4	1.1

Proved Developed Non-Producing	0.1	0.1	–	–	–	–	–	–	3.5	3.5	0.1	0.1

Proved Undeveloped	18.7	18.0	–	–	–	–	–	–	26.2	26.2	–	–

Total Proved	79.0	76.5	–	–	–	–	–	–	106.1	88.6	1.5	1.2

Total Probable	58.5	57.6	–	–	–	–	–	–	29.1	29.0	0.2	0.2

Total Proved Plus Probable	137.5	134.1	–	–	–	–	–	–	135.2	117.6	1.7	1.4

TOTAL TALISMAN(6)

Proved Developed Producing	121.6	98.6	36.4	32.7	4.8	3.6	1,124.5	962.4	1,709.0	1,354.3	52.7	37.9

Proved Developed Non-Producing	0.6	0.5	–	–	0.3	0.2	61.9	52.9	95.0	57.2	1.5	0.8

Proved Undeveloped	25.3	23.4	–	–	4.1	3.1	1,297.4	1,117.6	603.6	435.4	41.9	29.2

Total Proved	147.5	122.5	36.4	32.7	9.2	6.9	2,483.8	2,132.9	2,407.6	1,846.9	96.1	67.9

Total Probable	132.7	101.6	5.0	4.3	4.3	3.2	1,061.9	892.4	1,070.7	832.0	38.5	27.8

Total Proved Plus Probable	280.2	224.1	41.4	37.0	13.5	10.1	3,545.7	3,025.3	3,478.3	2,678.9	134.6	95.7

1)
The prices used for the estimates of reserves are set forth under "Pricing Assumptions" later in this Section.

2)
North Sea does not include any reserves attributable to Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

3)
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

4)
Latin America does not include any reserves attributable to Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

5)
Other refers to Algeria.

6)
Total Consolidated Entities plus Total Equity Investments.

TALISMAN ENERGY ANNUAL REPORT 2013       121

Net Present Value of Future Net Revenue(1)

	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes Discounted At(2)
As at December 31, 2013	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

CONSOLIDATED ENTITIES
Canada

Proved Developed Producing	697.0	1,855.3	1,620.8	1,367.1	1,178.5	683.6	1,759.0	1,562.2	1,333.1	1,158.0

Proved Developed Non-Producing	(0.2)	27.3	25.4	21.7	18.6	(15.8)	19.3	20.8	18.7	16.7

Proved Undeveloped	1,097.4	685.0	450.8	312.7	225.0	1,107.7	552.3	347.8	240.7	174.0

Total Proved	1,794.2	2,567.6	2,097.0	1,701.5	1,422.1	1,775.5	2,330.6	1,930.8	1,592.5	1,348.7

Total Probable	1,786.1	706.8	367.7	224.1	150.1	1,415.9	543.0	277.3	167.5	111.8

Total Proved Plus Probable	3,580.3	3,274.4	2,464.7	1,925.6	1,572.2	3,191.4	2,873.6	2,208.1	1,760.0	1,460.5

United States

Proved Developed Producing	2,280.6	2,154.7	1,844.1	1,602.7	1,423.3	2,280.6	2,154.7	1,844.1	1,602.7	1,423.3

Proved Developed Non-Producing	163.5	117.9	88.1	68.8	55.5	163.5	117.9	88.1	68.8	55.5

Proved Undeveloped	2,598.3	1,608.6	1,019.4	661.4	433.1	2,596.8	1,608.2	1,019.3	661.4	433.1

Total Proved	5,042.4	3,881.2	2,951.6	2,332.9	1,911.9	5,040.9	3,880.8	2,951.5	2,332.9	1,911.9

Total Probable	3,332.2	1,508.5	812.8	485.4	306.3	2,113.2	1,022.8	596.7	380.9	252.4

Total Proved Plus Probable	8,374.6	5,389.7	3,764.4	2,818.3	2,218.2	7,154.1	4,903.6	3,548.2	2,713.8	2,164.3

North Sea(3)

Proved Developed Producing	(986.3)	(779.4)	(628.1)	(514.9)	(428.3)	833.5	161.9	(126.0)	(239.5)	(273.3)

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	147.5	148.2	145.1	140.2	134.2	47.4	96.3	117.4	125.0	125.6

Total Proved	(838.8)	(631.2)	(483.0)	(374.7)	(294.1)	880.9	258.2	(8.6)	(114.5)	(147.7)

Total Probable	560.7	539.9	509.8	476.3	442.6	125.3	314.6	389.5	410.3	405.5

Total Proved Plus Probable	(278.1)	(91.3)	26.8	101.6	148.5	1,006.2	572.8	380.9	295.8	257.8

Southeast Asia(4)

Proved Developed Producing	6,293.5	5,349.6	4,647.7	4,109.0	3,684.7	3,857.1	3,303.3	2,888.2	2,567.1	2,312.6

Proved Developed Non-Producing	268.1	231.6	202.1	177.8	158.0	198.5	170.5	147.9	129.5	114.3

Proved Undeveloped	2,931.8	2,137.3	1,608.1	1,242.4	981.7	1,650.4	1,194.8	891.8	682.9	534.5

Total Proved	9,493.4	7,718.5	6,457.9	5,529.2	4,824.4	5,706.0	4,668.6	3,927.9	3,379.5	2,961.4

Total Probable	3,955.8	2,590.6	1,773.5	1,257.0	915.9	2,370.1	1,547.1	1,047.5	728.8	517.2

Total Proved Plus Probable	13,449.2	10,309.1	8,231.4	6,786.2	5,740.3	8,076.1	6,215.7	4,975.4	4,108.3	3,478.6

Latin America(5)

Proved Developed Producing	72.6	62.8	55.2	49.2	44.3	72.6	62.8	55.2	49.2	44.3

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	–	–	–	–	–	–	–	–	–	–

Total Proved	72.6	62.8	55.2	49.2	44.3	72.6	62.8	55.2	49.2	44.3

Total Probable	49.3	43.1	38.2	34.2	31.1	49.3	43.1	38.2	34.2	31.1

Total Proved Plus Probable	121.9	105.9	93.4	83.4	75.4	121.9	105.9	93.4	83.4	75.4

Other(6)

Proved Developed Producing	763.5	658.8	579.6	517.9	468.7	541.8	474.4	422.6	381.7	348.7

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	140.8	113.5	94.3	80.4	70.0	82.1	65.4	53.8	45.4	39.0

Total Proved	904.3	772.3	673.9	598.3	538.7	623.9	539.8	476.4	427.1	387.7

Total Probable	512.6	390.6	306.6	246.7	202.7	301.5	229.0	178.9	143.2	117.0

Total Proved Plus Probable	1,416.9	1,162.9	980.5	845.0	741.4	925.4	768.8	655.3	570.3	504.7

TOTAL CONSOLIDATED

Proved Developed Producing	9,120.9	9,301.8	8,119.3	7,131.0	6,371.2	8,269.2	7,916.1	6,646.3	5,694.3	5,013.6

Proved Developed Non-Producing	431.4	376.8	315.6	268.3	232.1	346.2	307.7	256.8	217.0	186.5

Proved Undeveloped	6,915.8	4,692.6	3,317.7	2,437.1	1,844.0	5,484.4	3,517.0	2,430.1	1,755.4	1,306.2

Total Proved	16,468.1	14,371.2	11,752.6	9,836.4	8,447.3	14,099.8	11,740.8	9,333.2	7,666.7	6,506.3

Total Probable	10,196.7	5,779.5	3,808.6	2,723.7	2,048.7	6,375.3	3,699.6	2,528.1	1,864.9	1,435.0

Total Proved Plus Probable	26,664.8	20,150.7	15,561.2	12,560.1	10,496.0	20,475.1	15,440.4	11,861.3	9,531.6	7,941.3

EQUITY INVESTMENTS

TSEUK

Proved Developed Producing	(2,143.2)	(1,222.7)	(814.8)	(613.5)	(503.5)	(1,230.5)	(752.3)	(519.1)	(393.8)	(320.6)

Proved Developed Non-Producing	11.3	11.9	11.7	11.1	10.3	15.6	14.7	13.5	12.4	11.3

Proved Undeveloped	776.8	506.9	313.1	176.2	78.8	737.5	459.0	273.1	145.4	55.5

Total Proved	(1,355.1)	(703.9)	(490.0)	(426.2)	(414.4)	(477.4)	(278.6)	(232.5)	(236.0)	(253.8)

Total Probable	3,645.3	2,691.8	2,030.5	1,573.9	1,252.5	1,432.0	1,183.5	966.6	797.2	667.4

Total Proved Plus Probable	2,290.2	1,987.9	1,540.5	1,147.7	838.1	954.6	904.9	734.1	561.2	413.6

Equion

Proved Developed Producing	634.0	576.7	529.5	489.9	456.4	513.2	467.3	429.3	397.3	370.0

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	60.1	31.2	8.9	(8.3)	(21.9)	28.4	4.8	(13.3)	(27.2)	(37.9)

Total Proved	694.1	607.9	538.4	481.6	434.5	541.6	472.1	416.0	370.1	332.1

Total Probable	319.8	271.6	233.5	202.9	178.0	217.5	184.5	158.5	137.6	120.6

Total Proved Plus Probable	1,013.9	879.5	771.9	684.5	612.5	759.1	656.6	574.5	507.7	452.7

122       TALISMAN ENERGY ANNUAL REPORT 2013

TOTAL EQUITY INVESTMENTS

Proved Developed Producing	(1,509.2)	(646.0)	(285.3)	(123.6)	(47.1)	(717.3)	(285.0)	(89.8)	3.5	49.4

Proved Developed Non-Producing	11.3	11.9	11.7	11.1	10.3	15.6	14.7	13.5	12.4	11.3

Proved Undeveloped	836.9	538.1	322.0	167.9	56.9	765.9	463.8	259.8	118.2	17.6

Total Proved	(661.0)	(96.0)	48.4	55.4	20.1	64.2	193.5	183.5	134.1	78.3

Total Probable	3,965.1	2,963.4	2,264.0	1,776.8	1,430.5	1,649.5	1,368.0	1,125.1	934.8	788.0

Total Proved Plus Probable	3,304.1	2,867.4	2,312.4	1,832.2	1,450.6	1,713.7	1,561.5	1,308.6	1,068.9	866.3

TOTAL TALISMAN(7)

Proved Developed Producing	7,611.7	8,655.8	7,834.0	7,007.4	6,324.1	7,551.9	7,631.1	6,556.5	5,697.8	5,063.0

Proved Developed Non-Producing	442.7	388.7	327.3	279.4	242.4	361.8	322.4	270.3	229.4	197.8

Proved Undeveloped	7,752.7	5,230.7	3,639.7	2,605.0	1,900.9	6,250.3	3,980.8	2,689.9	1,873.6	1,323.8

Total Proved	15,807.1	14,275.2	11,801.0	9,891.8	8,467.4	14,164.0	11,934.3	9,516.7	7,800.8	6,584.6

Total Probable	14,161.8	8,742.9	6,072.6	4,500.5	3,479.2	8,024.8	5,067.6	3,653.2	2,799.7	2,223.0

Total Proved Plus Probable	29,968.9	23,018.1	17,873.6	14,392.3	11,946.6	22,188.8	17,001.9	13,169.9	10,600.5	8,807.6

1)
The prices used for the estimates of future net revenue are set forth under "Pricing Assumptions" later in this section.

2)
Future Net Revenue After Income Taxes has been calculated by deducting royalties and taxes which have been computed separately for each taxable entity using existing tax pool balances using tax pool write-off rates and tax rates and rules in accordance with existing legislation. No benefit has been included for future interest expense or the benefits of future tax planning opportunities. Values do not represent an estimate of the value at the business entity level, which may be significantly different. For information at the business entity level, see the Company's Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2013.

3)
North Sea does not include any future net revenue attributable toTalisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

4)
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

5)
Latin America does not include any future net revenue attributable to Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

6)
Other refers to Algeria.

7)
Total Consolidated Entities plus Total Equity Investments.

TALISMAN ENERGY ANNUAL REPORT 2013       123

Elements of Future Net Revenue

(Undiscounted) ($ Millions)

As at December 31, 2013	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes(1)	Future Net Revenue After Income Taxes

CONSOLIDATED ENTITIES
Canada

Proved	10,757.9	1,028.3	4,534.9	544.9	2,855.6	1,794.2	18.7	1,775.5

Proved Plus Probable	14,915.6	1,555.5	6,194.7	696.3	2,888.8	3,580.3	388.9	3,191.4

United States

Proved	13,349.5	2,422.3	3,297.5	1,726.9	860.4	5,042.4	1.5	5,040.9

Proved Plus Probable	21,391.6	3,911.7	5,608.0	2,542.0	955.3	8,374.6	1,220.5	7,154.1

North Sea

Proved	1,171.7	–	682.5	180.3	1,147.7	(838.8)	(1,719.7)	880.9

Proved Plus Probable	2,247.5	–	1,123.1	214.5	1,188.0	(278.1)	(1,284.3)	1,006.2

Southeast Asia

Proved	20,538.0	7,047.7	3,000.2	749.2	247.5	9,493.4	3,787.4	5,706.0

Proved Plus Probable	33,263.0	11,769.7	5,365.3	2,062.7	616.1	13,449.2	5,373.1	8,076.1

Latin America

Proved	273.9	60.5	118.9	18.2	3.7	72.6	–	72.6

Proved Plus Probable	437.6	97.0	189.9	24.9	3.9	121.9	–	121.9

Other

Proved	2,428.4	1,169.5	296.2	35.6	22.8	904.3	280.4	623.9

Proved Plus Probable	3,794.2	1,957.2	312.8	80.8	26.5	1,416.9	491.5	925.4

TOTAL CONSOLIDATED ENTITIES

Proved	48,519.4	11,728.3	11,930.2	3,255.1	5,137.7	16,468.1	2,368.3	14,099.8

Proved Plus Probable	76,049.5	19,291.1	18,793.8	5,621.2	5,678.6	26,664.8	6,189.7	20,475.1

EQUITY INVESTMENTS

TSEUK

Proved	7,814.9	12.4	5,485.1	1,726.7	1,945.8	(1,355.1)	(877.7)	(477.4)

Proved Plus Probable	14,540.0	22.7	7,924.2	2,170.5	2,132.4	2,290.2	1,335.6	954.6

Equion

Proved	1,538.4	308.9	328.9	184.0	22.5	694.1	152.5	541.6

Proved Plus Probable	1,974.4	396.0	358.0	184.0	22.5	1,013.9	254.8	759.1

TOTAL EQUITY INVESTMENTS

Proved	9,353.3	321.3	5,814.0	1,910.7	1,968.3	(661.0)	(725.2)	64.2

Proved Plus Probable	16,514.4	418.7	8,282.2	2,354.5	2,154.9	3,304.1	1,590.4	1,713.7

TOTAL TALISMAN

Proved	57,872.7	12,049.6	17,744.2	5,165.8	7,106.0	15,807.1	1,643.1	14,164.0

Proved Plus Probable	92,563.9	19,709.8	27,076.0	7,975.7	7,833.5	29,968.9	7,780.1	22,188.8

1)
Income Taxes include PRT.

124       TALISMAN ENERGY ANNUAL REPORT 2013

Future Net Revenue by Production Group(1)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/year) ($ Millions)	Per Unit

CONSOLIDATED ENTITIES

Proved Reserves

	Light Oil	1,910.1	$27.88/bbl

	Non-Shale Natural Gas	5,079.1	$2.21/mcf

	Natural Gas Liquids	1,633.2	$17.27/bbl

	Shale Gas	2,192.3	$0.88/mcf

	Shale Oil	377.2	$41.26/bbl

	Heavy Oil	560.8	$15.38/bbl

Proved Plus Probable

	Light Oil	3,838.6	$26.94/bbl

	Non-Shale Natural Gas	5,791.3	$1.73/mcf

	Natural Gas Liquids	2,046.5	$15.42/bbl

	Shale Gas	2,773.1	$0.78/mcf

	Shale Oil	473.7	$35.25/bbl

	Heavy Oil	637.9	$15.35/bbl

EQUITY INVESTMENTS

Proved Reserves

	Light Oil	300.4	$3.80/bbl

	Non-Shale Natural Gas	(265.6)	($2.50/mcf)

	Natural Gas Liquids	13.7	$9.36/bbl

	Shale Gas	–	–

	Shale Oil	–	–

	Heavy Oil	–	–

Proved Plus Probable

	Light Oil	2,523.6	$18.34/bbl

	Non-Shale Natural Gas	(232.2)	($1.72/mcf)

	Natural Gas Liquids	20.8	$12.28/bbl

	Shale Gas	–	–

	Shale Oil	–	–

	Heavy Oil	–	–

1)
Includes Talisman's interest in future net revenue attributable to TSEUK and Equion.

TALISMAN ENERGY ANNUAL REPORT 2013       125

Reconciliation of Changes in Reserves

Continuity of Gross Proved Reserves

Year ended December 31, 2013	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Gas (bcf)	NGL (mmbbls)

CONSOLIDATED ENTITIES

Canada

At December 31, 2012	3.8	35.0	0.2	427.4	758.8	28.0

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.7	0.2	–	99.7	73.2	5.6

Acquisitions	–	–	–	–	4.7	0.2

Divestment	(1.0)	–	–	–	(17.6)	(0.4)

Technical Revisions	(0.1)	1.5	(0.1)	41.2	(7.9)	(1.4)

Economic Revisions	0.2	0.5	–	(0.1)	(15.4)	–

Production(1)	(0.4)	(3.7)	–	(28.3)	(102.8)	(1.7)

At December, 31, 2013	3.2	33.5	0.1	539.9	693.0	30.3

United States

At December 31, 2012	–	–	7.5	1,556.0	34.0	25.3

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	5.2	556.3	–	25.7

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	–	–	(1.9)	49.7	7.7	(3.8)

Economic Revisions	–	–	–	(35.4)	(2.1)	0.5

Production(1)	–	–	(1.7)	(182.7)	(7.6)	(5.0)

At December 31, 2013	–	–	9.1	1,943.9	32.0	42.7

North Sea(2)

At December 31, 2012	11.0	–	–	–	31.9	3.3

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	–	–	0.0	0.0

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	1.8	–	–	–	(11.7)	(1.2)

Economic Revisions	0.4	–	–	–	(0.5)	–

Production(1)	(4.7)	–	–	–	(3.1)	(0.3)

At December 31, 2013	8.5	–	–	–	16.6	1.8

Southeast Asia

At December 31, 2012	41.4	–	–	–	1,755.6	25.3

Discoveries	–	–	–	–	–	–

Additions & Extensions	6.3	–	–	–	7.0	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	0.4	–	–	–	(12.3)	(5.3)

Economic Revisions	0.1	–	–	–	0.0	–

Production(1)	(12.3)	–	–	–	(190.4)	(2.5)

At December 31, 2013	35.9	–	–	–	1,559.9	17.5

126       TALISMAN ENERGY ANNUAL REPORT 2013

Latin America(3)

At December 31, 2012	–	0.1	–	–	–	–

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	2.7	–	–	–	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	–	0.5	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	–	(0.4)	–	–	–	–

At December 31, 2013	–	2.9	–	–	–	–

Other

At December 31, 2012	24.2	–	–	–	–	2.3

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	–	–	–	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	0.7	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	(4.0)	–	–	–	–	–

At December 31, 2013	20.9	–	–	–	–	2.3

TOTAL CONSOLIDATED ENTITIES

At December 31, 2012	80.4	35.1	7.7	1,983.4	2,580.3	84.2

Discoveries	–	–	–	–	–	–

Additions & Extensions	7.0	2.9	5.2	656.0	80.2	31.3

Acquisitions	–	–	–	–	4.7	0.2

Divestment	(1.0)	–	–	–	(17.6)	(0.4)

Technical Revisions	2.8	2.0	(2.0)	90.9	(24.2)	(11.7)

Economic Revisions	0.7	0.5	–	(35.5)	(18.0)	0.5

Production(1)	(21.4)	(4.1)	(1.7)	(211.0)	(303.9)	(9.5)

At December 31, 2013	68.5	36.4	9.2	2,483.8	2,301.5	94.6

TALISMAN ENERGY ANNUAL REPORT 2013       127

EQUITY INVESTMENTS

TSEUK

At December 31, 2012	86.5	–	–	–	32.5	0.3

Discoveries	–	–	–	–	–	–

Additions & Extensions	2.2	–	–	–	2.3	–

Acquisitions	6.9	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	(17.7)	–	–	–	(2.0)	–

Economic Revisions	(4.5)	–	–	–	0.9	–

Production(1)	(6.8)	–	–	–	(0.6)	–

At December 31, 2013	66.6	–	–	–	33.1	0.3

Equion

At December 31, 2012	15.2	–	–	–	82.7	1.5

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.4	–	–	–	5.4	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	0.2	–	–	–	(0.4)	(0.1)

Economic Revisions	–	–	–	–	–	–

Production(1)	(3.4)	–	–	–	(14.7)	(0.2)

At December 31, 2013	12.4	–	–	–	73.0	1.2

TOTAL EQUITY INVESTMENTS

At December 31, 2012	101.7	–	–	–	115.2	1.8

Discoveries	–	–	–	–	–	–

Additions & Extensions	2.6	–	–	–	7.7	–

Acquisitions	6.9	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	(17.5)	–	–	–	(2.4)	(0.1)

Economic Revisions	(4.5)	–	–	–	0.9	–

Production(1)	(10.2)	–	–	–	(15.3)	(0.2)

At December 31, 2013	79.0	–	–	–	106.1	1.5

TOTAL TALISMAN

At December 31, 2012	182.1	35.1	7.7	1,983.4	2,695.5	86.0

Discoveries	–	–	–	–	–	–

Additions & Extensions	9.6	2.9	5.2	656.0	87.9	31.3

Acquisitions	6.9	–	–	–	4.7	0.2

Divestment	(1.0)	–	–	–	(17.6)	(0.4)

Technical Revisions	(14.7)	2.0	(2.0)	90.9	(26.6)	(11.8)

Economic Revisions	(3.8)	0.5	–	(35.5)	(17.1)	0.5

Production(1)	(31.6)	(4.1)	(1.7)	(211.0)	(319.2)	(9.7)

At December 31, 2013	147.5	36.4	9.2	2,483.8	2,407.6	96.1

1)
Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

2)
North Sea at December 31, 2012 has been adjusted to remove the reserves attributable to TSEUK, to be consistent with the change in accounting treatment for TSEUK. A reconciliation for Talisman's interest in the reserves of TSEUK is provided separately under "Equity Investments" in this table.

3)
Latin America at December 31, 2012 has been adjusted to remove the reserves attributable to Equion, to be consistent with the change in accounting treatment for Equion. A reconciliation for Talisman's interest in the reserves of Equion is provided separately under "Equity Investments" in this table.

128       TALISMAN ENERGY ANNUAL REPORT 2013

Continuity of Gross Proved Plus Probable Reserves

Year ended December 31, 2013	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Gas (bcf)	NGL (mmbbls)

CONSOLIDATED ENTITIES

Canada

At December 31, 2012	4.5	39.3	0.2	572.0	1,104.1	40.4

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.9	0.3	–	123.7	159.4	9.1

Acquisitions	–	–	–	–	6.0	0.3

Divestment	(1.2)	–	–	–	(23.4)	(0.5)

Technical Revisions	(0.2)	0.2	(0.1)	18.8	(90.7)	(7.2)

Economic Revisions	0.2	0.7	–	0.1	(19.0)	–

Production(1)	(0.4)	(3.7)	–	(28.3)	(102.8)	(1.7)

At December 31, 2013	3.8	36.8	0.1	686.3	1,033.6	40.4

United States

At December 31, 2012	–	–	12.0	2,629.3	49.5	34.9

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	5.1	551.1	–	33.8

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	–	–	(2.1)	(84.4)	9.6	(3.4)

Economic Revisions	–	–	0.1	(53.9)	(4.1)	1.0

Production(1)	–	–	(1.7)	(182.7)	(7.6)	(5.0)

At December 31, 2013	–	–	13.4	2,859.4	47.4	61.3

North Sea(2)

At December 31, 2012	22.8	–	–	–	66.2	6.3

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	–	–	0.0	0.0

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	(0.4)	–	–	–	(17.2)	(1.4)

Economic Revisions	(2.3)	–	–	–	(5.3)	(0.3)

Production(1)	(4.7)	–	–	–	(3.1)	(0.3)

At December 31, 2013	15.4	–	–	–	40.6	4.3

Southeast Asia

At December 31, 2012	91.1	–	–	–	2,489.9	32.6

Discoveries	–	–	–	–	–	–

Additions & Extensions	21.5	–	–	–	43.3	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	(5.8)	–	–	–	(71.8)	(5.4)

Economic Revisions	(3.9)	–	–	–	(49.5)	(0.4)

Production(1)	(12.3)	–	–	–	(190.4)	(2.5)

At December 31, 2013	90.6	–	–	–	2,221.5	24.3

TALISMAN ENERGY ANNUAL REPORT 2013       129

Latin America(3)

At December 31, 2012	–	0.3	–	–	–	–

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	4.3	–	–	–	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	–	0.4	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	–	(0.4)	–	–	–	–

At December 31, 2013	–	4.6	–	–	–	–

Other

At December 31, 2012	36.6	–	–	–	–	2.6

Discoveries	–	–	–	–	–	–

Additions & Extensions	2.5	–	–	–	–	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	(2.2)	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	(4.0)	–	–	–	–	–

At December 31, 2013	32.9	–	–	–	–	2.6

TOTAL CONSOLIDATED ENTITIES

At December 31, 2012	155.0	39.6	12.2	3,201.3	3,709.7	116.8

Discoveries	–	–	–	–	–	–

Additions & Extensions	24.9	4.6	5.1	674.8	202.7	42.9

Acquisitions	–	–	–	–	6.0	0.3

Divestment	(1.2)	–	–	–	(23.4)	(0.5)

Technical Revisions	(8.6)	0.6	(2.2)	(65.6)	(170.1)	(17.4)

Economic Revisions	(6.0)	0.7	0.1	(53.8)	(77.9)	0.3

Production(1)	(21.4)	(4.1)	(1.7)	(211.0)	(303.9)	(9.5)

At December 31, 2013	142.7	41.4	13.5	3,545.7	3,343.1	132.9

EQUITY INVESTMENTS

TSEUK

At December 31, 2012	182.8	–	–	–	75.4	1.0

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.6	–	–	–	1.0	–

Acquisitions	12.5	–	–	–	2.3	–

Divestment	–	–	–	–	–	–

Technical Revisions	(48.4)	–	–	–	(16.3)	(0.3)

Economic Revisions	(19.8)	–	–	–	0.4	(0.2)

Production(1)	(6.8)	–	–	–	(0.6)	–

At December 31, 2013	120.9	–	–	–	62.2	0.5

130       TALISMAN ENERGY ANNUAL REPORT 2013

Equion

At December 31, 2012	22.6	–	–	–	82.7	1.5

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.4	–	–	–	5.4	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	(3.0)	–	–	–	(0.4)	(0.1)

Economic Revisions	–	–	–	–	–	–

Production(1)	(3.4)	–	–	–	(14.7)	(0.2)

At December 31, 2013	16.6	–	–	–	73.0	1.2

TOTAL EQUITY INVESTMENTS

At December 31, 2012	205.4	–	–	–	158.1	2.5

Discoveries	–	–	–	–	–	–

Additions & Extensions	1.0	–	–	–	6.4	–

Acquisitions	12.5	–	–	–	2.3	–

Divestment	–	–	–	–	–	–

Technical Revisions	(51.4)	–	–	–	(16.7)	(0.4)

Economic Revisions	(19.8)	–	–	–	0.4	(0.2)

Production(1)	(10.2)	–	–	–	(15.3)	(0.2)

At December 31, 2013	137.5	–	–	–	135.2	1.7

TOTAL TALISMAN

At December 31, 2012	360.4	39.6	12.2	3,201.3	3,867.8	119.3

Discoveries	–	–	–	–	–	–

Additions & Extensions	25.9	4.6	5.1	674.8	209.1	42.9

Acquisitions	12.5	–	–	–	8.3	0.3

Divestment	(1.2)	–	–	–	(23.4)	(0.5)

Technical Revisions	(60.0)	0.6	(2.2)	(65.6)	(186.8)	(17.8)

Economic Revisions	(25.8)	0.7	0.1	(53.8)	(77.5)	0.1

Production(1)	(31.6)	(4.1)	(1.7)	(211.0)	(319.2)	(9.7)

At December 31, 2013	280.2	41.4	13.5	3,545.7	3,478.3	134.6

1)
Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

2)
North Sea at December 31, 2012 has been adjusted to remove the reserves attributable to TSEUK, to be consistent with the change in accounting treatment for TSEUK. A reconciliation for Talisman's interest in the reserves of TSEUK is provided separately under "Equity Investments" in this table.

3)
Latin America at December 31, 2012 has been adjusted to remove the reserves attributable to Equion, to be consistent with the change in accounting treatment for Equion. A reconciliation for Talisman's interest in the reserves of Equion is provided separately under "Equity Investments" in this table.

At the end of 2013, Talisman's proved plus probable reserves totaled 1.64 billion boe. The Company added (discoveries, additions, and extensions) approximately 225 million boe (173 million boe proved), with the major additions occurring in Marcellus (70 million boe proved plus probable) and Eagle Ford (61 million boe proved plus probable).

With respect to TSEUK, there were negative revisions of 71 million boe (20 million proved), primarily in four fields. Buchan had a reduction in field life due to operational issues. Ross and Blake had reductions in field life due to operational issues including the shared Bleoholm FPSO, while Auk and Tartan had reductions due to economic factors.

Undeveloped Reserves

The following tables set forth, by product type, the volumes of gross proved undeveloped reserves and gross probable undeveloped reserves that were first attributed as reserves in years 2010 to 2013. The tables do not include volumes of proved undeveloped and probable undeveloped reserves first attributed in years prior to 2010 because such information is not available to the Company.

Undeveloped reserves are those reserves where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. Undeveloped reserves may be booked to projects that have both proved (high

TALISMAN ENERGY ANNUAL REPORT 2013       131

certainty) and probable (less certain, but expected to be recovered) reserves, and some projects that have only probable reserves. The following table presents the first attributed undeveloped reserve additions for the past four years.

Proved Undeveloped Reserves(1)

	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

CONSOLIDATED ENTITIES

2010	15.5	1.2	–	733.0	188.7	10.1

2011	31.5	–	5.5	843.6	125.4	8.9

2012	11.4	–	3.7	206.5	54.0	10.2

2013(2)	2.6	–	1.3	533.6	41.0	19.8

EQUITY INVESTMENTS

2010	–	–	–	–	–	–

2011	–	–	–	–	–	–

2012	–	–	–	–	–	–

2013(3)	2.2	–	–	–	1.4	–

TOTAL TALISMAN

2013(4)	4.8	–	1.3	533.6	42.4	19.8

Probable Undeveloped Reserves(1)

	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

CONSOLIDATED ENTITIES

2010	22.6	0.5	–	513.1	155.4	6.9

2011	46.5	–	0.9	319.9	28.0	2.4

2012	5.4	–	0.7	44.3	11.2	2.1

2013(2)	15.7	–	0.6	289.4	130.0	10.0

EQUITY INVESTMENTS

2010	–	–	–	–	–	–

2011	–	–	–	–	–	–

2012	–	–	–	–	–	–

2013(3)	0.2	–	–	–	–	–

TOTAL TALISMAN

2013(4)	15.9	–	0.6	289.4	130.0	10.0

1)
First attributed includes only new additions during the year and does not include revisions to previous undeveloped reserves.

2)
Does not include Talisman's investments in TSEUK or Equion, shown separately under "Equity Investments" in this table.

3)
Talisman's investments in TSEUK and Equion were accounted for based on the equity method of accounting commencing January 1, 2013. Data prior to 2013 is included under "Consolidated Entities" where applicable.

4)
Includes Talisman's equity investments in TSEUK and Equion.

As at December 31, 2013, Talisman's proved undeveloped reserves were 388 mmboe and proved plus probable undeveloped reserves were 717 mmboe. These values represent 35% and 44% of Talisman's total proved and total proved plus probable reserves respectively. Talisman plans to develop 94% of both proved and proved plus probable reserves within the next five years.

132       TALISMAN ENERGY ANNUAL REPORT 2013

Future Development Costs(1)

The following tables set forth the development costs ($ millions) deducted in the estimation of future net revenue.

	Canada		United States		North Sea
Year	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

CONSOLIDATED ENTITIES

2014	128.7	146.0	319.8	360.9	125.3	125.3

2015	85.7	143.8	311.9	518.7	45.5	47.1

2016	38.5	48.9	478.1	691.6	7.3	13.1

2017	61.0	126.4	330.4	394.3	2.2	15.7

2018	22.9	22.9	286.5	576.0	–	10.5

Remainder	208.1	208.3	0.2	0.5	–	2.8

Total: Undiscounted	544.9	696.3	1,726.9	2,542.0	180.3	214.5

	Southeast Asia		Latin America		Other
Year	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2014	222.2	412.9	18.2	24.9	12.3	24.2

2015	138.3	404.3	–	–	2.8	21.4

2016	186.5	573.1	–	–	4.1	18.8

2017	81.9	283.6	–	–	7.2	7.2

2018	19.3	106.1	–	–	2.4	2.4

Remainder	101.0	282.7	–	–	6.8	6.8

Total: Undiscounted	749.2	2,062.7	18.2	24.9	35.6	80.8

	TSEUK		Equion
Year	Proved	Proved Plus Probable	Proved	Proved Plus Probable

EQUITY INVESTMENTS

2014	483.5	544.8	138.4	138.4

2015	446.0	511.8	43.2	43.2

2016	230.0	285.3	2.4	2.4

2017	171.7	225.7	–	–

2018	84.7	148.5	–	–

Remainder	310.8	454.4	–	–

Total: Undiscounted	1,726.7	2,170.5	184.0	184.0

1)
Includes development and maintenance costs.

Talisman expects to fund future development from internally generated cash flow, existing cash balances, debt financing and the proceeds of farm-out arrangements. The only costs of funding future development is the interest associated with debt financing. The interest associated with debt financing is not included in the reserves and future revenue estimates and would reduce reserves and future net revenue to some degree depending on the funding source utilized. Talisman does not expect that interest or other funding costs would make the development of any property uneconomic.

TALISMAN ENERGY ANNUAL REPORT 2013       133

Pricing Assumptions

The pricing assumptions used in the preparation of the estimates of reserves and related future net revenue are set forth below. By 2016, oil prices are assuming a long-term estimate of $98.00/bbl Brent crude oil in real 2014 dollars, and, by 2018, gas prices are assuming a long-term estimate of $4.18/mmbtu Nymex in real 2014 dollars.

	Oil(1)				Natural Gas			Natural Gas Liquids
Year	USA WTI Cushing Oklahoma ($US/bbl)	Canada Western Canadian Select Hardisty Heavy ($Cdn/bbl)	UK Dated Brent(4) ($US/bbl)	Indonesia Minas ICP ($US/bbl)	USA(2) Henry Hub (US$/mmbtu)	Canada(3) AECO-C ($C/gj)	UK IPE M-1(5) (P/therm)	Canada Edmonton Propane ($Cdn/bbl)	Inflation Rates %/ year	Exchange Rate (US$ equal) C$1.00	Exchange Rate (US$ equal) UK £1.00

2014	90.00	72.05	100.00	102.50	4.00	3.31	62.50	29.75		1.00	1.55

2015	90.00	72.10	100.00	102.50	4.25	3.53	64.52	29.75	2.5%	1.00	1.55

2016	91.73	73.38	102.50	105.13	4.36	3.62	61.60	39.62	2.5%	1.00	1.55

2017	96.78	77.42	105.06	107.84	4.50	3.75	60.80	42.14	2.5%	1.00	1.55

2018	99.20	79.36	107.69	110.61	4.61	3.84	60.09	43.35	2.5%	1.00	1.55

Thereafter	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr

1)
Asian Gas prices are generally linked to oil, except for certain contracts which are sold under fixed price contracts.

2)
U.S shale gas price is based on Henry Hub.

3)
Canadian shale gas price is based on AECO.

4)
Oil prices in UK, Norway & Other are generally derived from Dated Brent with quality and transportation differentials.

5)
Gas prices in Norway are generally derived from IPE M-1.

Weighted average historical prices for the year ended December 31, 2013, with respect to Talisman's consolidated entities, were $107.59/bbl for light oil, $69.44/bbl for heavy oil, $3.56/mcf for shale gas, $7.27/mcf for natural gas and $54.74/bbl for natural gas liquids.

134       TALISMAN ENERGY ANNUAL REPORT 2013

Definitions

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.

Developed Non-Producing Reserves are those reserves that either have not been on production, or have previously been on production but are shut-in, and the date of resumption of production is unknown.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Gross Reserves are Talisman's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Talisman.

Heavy Oil is oil that qualifies for royalties specific to heavy oil, in a jurisdiction that has a royalty regime specific to heavy oil; or is oil with a density between 10 to 22.3 degrees API (as that term is defined by the American Petroleum Institute), in a jurisdiction that has no royalty regime specific to heavy oil.

Light Oil is a mixture consisting mainly of pentanes and heavier hydrocarbons that exist in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Light Oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

Natural Gas Liquids are those hydrocarbon components that can be recovered from natural gas as liquids, including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

Net Reserves are Talisman's working interest (operating or non-operating) share after deduction of royalty obligations, plus Talisman's royalty interests in reserves.

Non-Shale Natural Gas is a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in light oil in reservoirs but are gaseous at atmospheric conditions, but which excludes shale. Natural gas may contain sulphur or other non-hydrocarbon compounds.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Shale Gas is derived from shales and similar low permeability formations and are typically developed with horizontal drilling and multi-stage fracture stimulations. It is a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in shale oil in reservoirs but are gaseous at atmospheric conditions. Shale gas may contain sulphur or other non-hydrocarbon compounds. In this annual information form, reserves reported under the Shale Gas product type include reserves in the Marcellus, Montney, Eagle Ford and Duvernay plays.

Shale Oil is derived from shale and is a mixture consisting mainly of pentanes and heavier hydrocarbons that exist in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Shale Oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

TALISMAN ENERGY ANNUAL REPORT 2013       135

Wells

The following table sets forth the number of Talisman's producing and non-producing wells as at December 31, 2013.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing(1)		Producing		Non-Producing(1)
Year ended December 31, 2013	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)

CONSOLIDATED ENTITIES

Alberta	1,070.0	947.7	235.0	199.4	1,308.0	881.9	243.0	168.0

British Columbia	–	–	3.0	0.2	241.0	108.8	144.0	75.1

Saskatchewan	34.0	33.4	13.0	13.0	8.0	7.2	21.0	16.5

Quebec	–	–	–	–	–	–	11.0	8.6

Northwest Territories	–	–	–	–	3.0	–	9.0	–

Yukon	–	–	–	–	–	–	1.0	–

Total Canada	1,104.0	981.1	251.0	212.6	1,560.0	997.9	429.0	268.2

Texas	52.0	25.0	17.0	8.3	291.0	135.9	54.0	26.2

New York	–	–	–	–	72.0	63.3	32.0	25.4

Pennsylvania	–	–	–	–	378.0	332.4	93.0	77.0

Total United States	52.0	25.0	17.0	8.3	741.0	531.6	179.0	128.6

Norway	56.0	23.2	27.0	12.4	4.0	–	7.0	2.8

Indonesia	451.0	58.9	535.0	89.7	56.0	13.6	35.0	7.6

Malaysia	82.0	36.9	15.0	7.5	30.0	12.4	8.0	3.3

Australia/Timor-Leste	7.0	2.2	9.0	2.9	–	–	–	–

Vietnam	22.0	3.8	–	–	–	–	–	–

Papua New Guinea	–	–	–	–	–	–	10.0	4.5

Colombia(3)	6.0	2.8	8.0	3.3	–	–	–	–

Algeria	120.0	13.8	3.0	0.1	–	–	–	–

Kurdistan Region of Iraq	–	–	2.0	0.8	–	–	2.0	1.0

Total Other	744.0	141.6	599.0	116.6	90.0	26.0	62.0	19.2

TOTAL CONSOLIDATED ENTITIES	1,900.0	1,147.7	867.0	337.5	2,391.0	1,555.5	670.0	416.0

EQUITY INVESTMENTS

TSEUK	137.0	35.8	205.0	67.3	–	–	2.0	0.6

Equion	44.0	6.5	25.0	2.9	–	–	1.0	0.2

TOTAL EQUITY INVESTMENTS	181.0	42.3	230.0	70.2	–	–	3.0	0.8

TOTAL TALISMAN(4)	2,081.0	1,190.0	1,097.0	407.7	2,391.0	1,555.5	673.0	416.8

1)
Non-producing includes those wells that were not producing at year-end but are capable of producing.

2)
"Gross wells" means the total number of wells in which Talisman has interests. "Net wells" means the number of wells obtained by aggregating Talisman's working interest in each of its gross wells.

3)
Colombia does not include wells owned by Equion, shown separately under "Equity Investments" in this table.

4)
Total Consolidated Entities plus Total Equity Investments.

136       TALISMAN ENERGY ANNUAL REPORT 2013

Properties with no Attributed Reserves

The following table sets out Talisman's land holdings with no attributed reserves at December 31, 2013:

	Properties with no Attributed Reserves (thousand acres)(1)
	Gross	Net

CONSOLIDATED ENTITIES

Canada(2)	7,412.4	4,622.8

United States(2)	410.0	327.6

North Sea (Norway)(3)	1,780.7	631.1

Southeast Asia(4)	31,739.8	14,319.2

Latin America(5)	8,750.8	4,198.6

Other(6)	310.0	136.3

TOTAL CONSOLIDATED ENTITIES	50,403.7	24,235.6

EQUITY INVESTMENTS

TSEUK	609.6	174.0

Equion	892.2	177.6

TOTAL EQUITY INVESTMENTS	1,501.8	351.6

TOTAL TALISMAN(7)	51,905.5	24,587.2

1)
Where Talisman holds interests in different formations under the same surface area but pursuant to separate leases, the acreage for each lease is included in total gross and net acreage.

2)
There are no work commitments for any of the lands.

3)
North Sea does not include Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

4)
Southeast Asia includes Indonesia, Vietnam, Malaysia, Australia/Timor Leste and Papua New Guinea as at December 31, 2013.

5)
Latin America does not include: Peru; Talisman's investment in Equion, shown separately under "Equity Investments" in this table; nor CPO-12 or El Porton (other than Curiara) blocks in Colombia that the Company was in the process of relinquishing or transferring at December 31, 2013.

6)
Other includes the Kurdistan Region of Iraq and Algeria. Does not include Sierra Leone.

7)
Total Consolidated Entities plus Total Equity Investments.

Work commitments, categorized as seismic acquisition, geophysical studies or well commitments (land and/or licence commitments), exist in all of Talisman's geographic areas except Canada and the United States where there are no comparable work commitments for any of the lands held. In Canada and the United States, the Company's ultimate ability to retain land typically requires drilling activity and/or proof of productivity. In other regions in which the Company operates, the result of not fulfilling a land or licence commitment could result in the loss of a title document or imposition of a penalty. Talisman's total work commitments with respect to its consolidated entities for the next two years are estimated to be $810 million.

The estimated net acres of properties with no attributed reserves that are expected to expire in 2014 are as follows: Canada – 43, United States – 61, Norway – 29,535 and Papua New Guinea – 155,687.

Forward Contracts

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 24 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2013.

Abandonment and Reclamation Costs

In estimating abandonment and reclamation costs, management develops a number of possible abandonment scenarios to which probabilities are assigned based on management's reasonable judgment. Estimates of abandonment costs are subject to uncertainty associated with the method, timing and extent of future retirement activities.

With respect to Talisman's consolidated entities, Talisman's estimated total future abandonment and reclamation costs as at December 31, 2013, net of estimated salvage value, was $1.3 billion discounted at 10% ($3.2 billion undiscounted at current prices). Of this amount, the abandonment and reclamation costs expected to be incurred which are not deducted in estimating the total proved plus probable future net revenue at forecast prices and costs amounted to $120 million discounted at 10% ($315 million undiscounted at current prices) for consolidated subsidiaries, and $430 million discounted at 10% ($670 million undiscounted at current prices) for Talisman's equity investments. The Company also has an obligation for abandonment of the above-surface Yme structure in Norway for $252 million undiscounted at current prices. This obligation will be funded using a payment of $470 million

TALISMAN ENERGY ANNUAL REPORT 2013       137

(Talisman share – $282 million) from the platform contractor to the Yme license partners (including Talisman), $409 million (Talisman share – $245 million) of which was originally deposited into an escrow account for this purpose. Talisman expects to incur abandonment and reclamation costs in respect of 4,305 net wells. With respect to its consolidated entities, Talisman expects to pay approximately $156 million of total abandonment and reclamation costs in the next three financial years, in total.

Costs Incurred

The following table summarizes the capital expenditures made by Talisman on oil and natural gas properties for the year ended December 31, 2013.

	Property Acquisition Costs ($ Millions)		Exploration Costs ($ Millions)	Development Costs ($ Millions)
	Proved Properties	Unproved Properties

CONSOLIDATED ENTITIES

Canada	6	2	99	283

United States	—	17	26	925

UK	—	—	—	—

Norway	—	—	88	337

Southeast Asia	105	—	189	353

Other(1)	—	—	238	11

TOTAL CONSOLIDATED ENTITIES	111	19	640	1,909

EQUITY INVESTMENTS

TSEUK	—	—	60	491

Equion	—	—	—	118

TOTAL EQUITY INVESTMENTS	—	—	60	609

TOTAL TALISMAN	111	19	700	2,518

1)
"Other" includes Algeria, Colombia and Kurdistan as well as other international areas.

Exploration and Development Activities

For a description of Talisman's most important current and likely exploration and development activities, please refer to the "Description of the Business" section of the Annual Information Form for the year ended December 31, 2013. The following tables set forth the number of wells completed in the year ended December 31, 2013:

	Exploratory Wells		Development Wells		Total
	Gross	Net	Gross	Net	Gross	Net

CONSOLIDATED ENTITIES

Canada

Oil	–	–	39.0	23.1	39.0	23.1

Gas	3.0	3.0	85.0	50.1	88.0	53.1

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	3.0	3.0	124.0	73.2	127.0	76.2

United States

Oil	–	–	28.0	13.8	28.0	13.8

Gas	–	–	151.0	53.6	151.0	53.6

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	–	–	179.0	67.4	179.0	67.4

138       TALISMAN ENERGY ANNUAL REPORT 2013

North Sea (Norway)(1)

Oil	–	–	4.0	2.6	4.0	2.6

Gas	–	–	–	–	–	–

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	3.0	0.6	–	–	3.0	0.6

Total	3.0	0.6	4.0	2.6	7.0	3.2

Southeast Asia(2)

Oil	6.0	2.3	24.0	8.9	30.0	11.2

Gas	5.0	1.0	2.0	0.7	7.0	1.7

Service	–	–	1.0	0.3	1.0	0.3

Stratigraphic Test	–	–	–	–	–	–

Dry	3.0	1.0	–	–	3.0	1.0

Total	14.0	4.3	27.0	9.8	41.0	14.2

Latin America(3)

Oil	10.0	4.4	–	–	10.0	4.4

Gas	–	–	–	–	–	–

Service	–	–	–	–	–	–

Stratigraphic Test	2.0	1.0	–	–	2.0	1.0

Dry	2.0	0.6	–	–	2.0	0.6

Total	14.0	6.0	0.0	0.0	14.0	6.0

Other(4)

Oil	2.0	0.8	4.0	0.2	2.0	0.8

Gas	–	–	–	–	–	–

Service	–	–	2.0	0.2	2.0	0.2

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	2.0	0.8	6.0	0.4	4.0	1.0

EQUITY INVESTMENTS

TSEUK

Oil	2.0	0.4	7.0	0.6	9.0	1.1

Gas	–	–	–	–	–	–

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	2.0	0.4	7.0	0.6	9.0	1.1

Equion

Oil	1.0	0.3	3.0	0.6	4.0	0.9

Gas	–	–	3.0	0.6	3.0	0.6

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	1.0	0.3	6.0	1.2	7.0	1.5

1)
North Sea does not include Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

2)
Southeast Asia includes Indonesia, Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea.

3)
Latin America does not include Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

4)
Other refers to the Kurdistan Region of Iraq and Algeria. Does not include Sierra Leone.

TALISMAN ENERGY ANNUAL REPORT 2013       139

Production Estimates

The following table sets forth the volume of working interest production, before royalties, estimated for 2014, which is reflected in the estimate of future net revenue disclosed in the tables of reserves information in respect of gross proved and probable reserves:

	Product
	Light Oil (mbbls)	Heavy Oil (mbbls)	Shale Oil (mbbls)	Shale Gas (mmscf)	Non-Shale Natural Gas (mmscf)	Natural Gas Liquids (mbbls)

CONSOLIDATED ENTITIES
Canada

Total Proved	377.5	3,008.5	14.7	32,620.4	90,041.1	3,238.6

Total Probable	25.6	87.6	1.4	309.7	6,264.1	163.6

Total Proved Plus Probable	403.0	3,096.2	16.1	32,930.2	96,305.2	3,402.2

United States

Total Proved	–	–	1,801.0	182,178.5	5,674.0	4,895.4

Total Probable	–	–	154.5	3,493.1	92.1	152.7

Total Proved Plus Probable	–	–	1,955.5	185,671.6	5,766.2	5,048.1

North Sea (Norway)(1)

Total Proved	3,170.8	–	–	–	6,559.4	636.5

Total Probable	893.9	–	–	–	2,063.6	191.8

Total Proved Plus Probable	4,064.7	–	–	–	8,623.0	828.2

Southeast Asia(2)

Total Proved	11,825.7	–	–	–	196,729.9	2,409.2

Total Probable	1,621.5	–	–	–	1,632.5	57.8

Total Proved Plus Probable	13,447.2	–	–	–	198,362.4	2,467.0

Latin America(3)

Total Proved	–	934.1	–	–	–	–

Total Probable	–	540.9	–	–	–	–

Total Proved Plus Probable	–	1,474.9	–	–	–	–

Other(4)

Total Proved	4,051.8	–	–	–	–	249.3

Total Probable	286.2	–	–	–	–	0.9

Total Proved Plus Probable	4,338.0	–	–	–	–	250.2

TOTAL CONSOLIDATED ENTITIES

Total Proved	19,425.7	3,942.6	1,815.7	214,798.9	299,004.4	11,429.0

Total Probable	2,827.2	628.5	155.9	3,802.8	10,052.4	566.9

Total Proved Plus Probable	22,252.9	4,571.1	1,971.6	218,601.7	309,056.8	11,995.9

140       TALISMAN ENERGY ANNUAL REPORT 2013

EQUITY INVESTMENTS

TSEUK

Total Proved	4,671.9	–	–	–	1,165.1	41.4

Total Probable	1,621.7	–	–	–	150.5	8.8

Total Proved Plus Probable	6,293.6	–	–	–	1,315.6	50.2

Equion

Total Proved	3,005.9	–	–	–	16,003.4	280.3

Total Probable	–	–	–	–	–	–

Total Proved Plus Probable	3,005.9	–	–	–	16,003.4	280.3

TOTAL EQUITY INVESTMENTS

Total Proved	7,677.8	–	–	–	17,168.5	321.7

Total Probable	1,621.7	–	–	–	150.5	8.8

Total Proved Plus Probable	9,299.5	–	–	–	17,319.0	330.5

TOTAL TALISMAN(5)

Total Proved	27,103.5	3,942.6	1,815.7	214,798.9	316,172.9	11,750.8

Total Probable	4,448.9	628.5	155.9	3,802.8	10,202.9	575.7

Total Proved Plus Probable	31,552.4	4,571.1	1,971.6	218,601.7	326,375.8	12,326.4

1)
North Sea does not include Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

2)
Southeast Asia includes production in Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

3)
Latin America does not include Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

4)
Other refers to Algeria.

5)
Total Consolidated Entities plus Total Equity Investments.

TALISMAN ENERGY ANNUAL REPORT 2013       141

RESERVES DATA AND OTHER OIL AND GAS INFORMATION UNDER US DISCLOSURE STANDARDS

Introduction

Certain reserves and other oil and gas information prepared in accordance with US standards is contained in the Company's annual report on Form 40-F for the fiscal year ended December 31, 2013 filed with the SEC. Refer to Talisman's annual report on Form 40-F for additional disclosures prepared in accordance with US standards. The following is an excerpt of some of those tables as well as others that have been prepared in accordance with US standards. In particular, the following disclosures have been prepared in accordance with FASB Accounting Standards Codification 932, "Extractive Activities – Oil and Gas."

References in tables to "Consolidated Entities" relate to Talisman Energy Inc. and the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Effective January 1, 2013, the Company adopted International Financial Reporting Standards ("IFRS") 11 Joint Arrangements which requires Talisman to account for its investments in Talisman Sinopec Energy UK Limited ("TSEUK") and Equion Energía Limited ("Equion") using the equity method of accounting. References in tables in this exhibit to "Share of Equity Investees" relates to Talisman's 51% equity interest in TSEUK and Talisman's 49% equity interest in Equion respectively.

Note that the numbers in each column of the tables throughout this section may not add due to rounding.

Reserves Estimates

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped and total proved reserves as at December 31, 2013. The reserves estimates included in this table were prepared using the standards of the US Securities and Exchange Commission ("SEC"), which requires that proved reserves be estimated using existing economic conditions. The price used for calculating reserves is an unweighted arithmetic average of the historic first-day-of-the-month price for each month within the completed 12-month period unless the prices are defined by contractual obligations (excluding escalations based on future conditions).

Year ended December 31, 2013	Net(4) Proved(1) Developed(2)(5)	Net(4) Proved(1) Undeveloped(3)(5)	Net(4) Total Proved(1)(5)

CONSOLIDATED ENTITIES

Oil and Natural Gas Liquids (mmbbls)

North America

Canada	54.8	5.2	60.0

United States	16.1	22.7	38.8

North Sea(6)

Norway	6.9	3.8	10.7

Southeast Asia

Indonesia	4.8	1.8	6.6

Malaysia	8.9	1.6	10.5

Australia	1.8	–	1.8

Vietnam	10.3	–	10.3

Latin America

Colombia(6)	2.3	–	2.3

Other

Algeria	10.3	1.9	12.2

Total	116.2	37.0	153.2

142       TALISMAN ENERGY ANNUAL REPORT 2013

Year ended December 31, 2013	Net(4) Proved(1) Developed(2)(5)	Net(4) Proved(1) Undeveloped(3)(5)	Net(4) Total Proved(1)(5)

Natural Gas (bcf)

North America

Canada	760.6	358.6	1,119.2

United States	821.6	830.1	1,651.7

North Sea(6)

Norway	7.6	10.1	17.7

Southeast Asia

Indonesia	632.4	257.6	890.0

Malaysia	107.0	24.9	131.9

Australia	–	–	–

Vietnam	7.1	–	7.1

Latin America

Colombia(6)	–	–	–

Other

Algeria	–	–	–

Total	2,336.3	1,481.3	3,817.6

SHARE OF RESERVES OF EQUITY INVESTEES

Oil and Natural Gas Liquids (mmbbls)

North Sea (TSEUK)	60.5	15.0	75.5

Latin America (Equion)	8.3	2.6	10.9

Total	68.8	17.6	86.4

Natural Gas (bcf)

North Sea (TSEUK)	6.0	26.2	32.2

Latin America (Equion)	58.4	–	58.4

Total	64.4	26.2	90.6

PROVED RESERVES OF CONSOLIDATED ENTITIES AND SHARE OF RESERVES OF EQUITY INVESTEES

Oil and Natural Gas Liquids (mmbbls)

Total	185.0	54.6	239.6

Natural Gas (bcf)

Total	2,400.7	1,507.5	3,908.2

1)
"Proved" reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation.

2)
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as proved developed reserves.

3)
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

4)
"Net" reserves are the reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests.

5)
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in net reserves using effective rates over the life of the contract.

6)
Does not include reserves related to Talisman's investments in TSEUK and Equion, shown separately under "Share of Reserves of Equity Investees" in this table.

Talisman does not file estimates of its total oil and gas reserves with any US agency or federal authority other than the SEC and the US Energy Information Administration.

TALISMAN ENERGY ANNUAL REPORT 2013       143

Reserves Reconciliations

The following tables reflect activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes.

Continuity of Net Proved Reserves

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

CONSOLIDATED ENTITIES(2)

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2010	70.0	3.2	263.9	53.2	12.8	25.6	–	18.9	447.6

Discoveries, additions and extensions	2.1	13.7	(4.1)	2.3	0.4	9.7	–	(0.9)	23.2

Purchase of reserves	–	0.6	–	–	–	–	15.1	–	15.7

Sale of reserves	(0.3)	–	–	–	–	–	–	–	(0.3)

Revisions to previous estimates	(3.5)	0.3	10.4	7.2	4.1	0.5	–	(0.1)	18.9

2011 Production	(6.3)	(0.5)	(25.2)	(10.0)	(1.8)	(5.5)	(2.3)	(2.4)	(54.0)

Proved reserves at December 31, 2011	62.0	17.3	245.0	52.7	15.5	30.3	12.8	15.5	451.1

Discoveries, additions and extensions	10.3	11.4	9.4	(26.2)	0.2	1.5	0.2	(0.9)	5.9

Purchase of reserves	–	–	–	–	–	1.1	–	–	1.1

Sale of reserves	(11.8)	–	(114.5)	(2.7)	(1.1)	–	–	–	(130.1)

Revisions to previous estimates	5.1	(1.5)	(121.4)	(2.1)	(2.0)	1.5	(12.8)	0.2	(133.0)

2012 Production	(5.7)	(2.5)	(18.5)	(7.2)	(2.1)	(7.2)	(0.1)	(1.9)	(45.2)

Proved reserves at December 31, 2012	59.9	24.7	–	14.5	10.5	27.2	0.1	12.9	149.8

Discoveries, additions and extensions	5.8	23.2	–	0.0	–	2.9	2.1	–	34.0

Purchase of reserves	0.1	–	–	–	–	–	–	–	0.1

Sale of reserves	(1.0)	–	–	–	–	–	–	–	(1.0)

Revisions to previous estimates	–	(4.2)	–	1.2	(2.5)	(0.3)	0.4	1.1	(4.3)

2013 Production(1)	(4.8)	(4.9)	–	(5.0)	(1.4)	(7.2)	(0.3)	(1.8)	(25.4)

Proved reserves at December 31, 2013	60.0	38.8	–	10.7	6.6	22.6	2.3	12.2	153.2

Proved developed

December 31, 2010	65.6	0.7	210.6	21.6	8.6	18.6	–	9.8	335.5

December 31, 2011	59.9	7.3	201.9	17.0	9.9	19.0	6.7	9.0	330.7

December 31, 2012	55.8	10.3	–	8.4	7.0	15.0	8.8	7.6	112.9

December 31, 2013	54.8	16.1	–	6.9	4.8	21.0	2.3	10.3	116.2

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2010	1,354.5	1,257.9	23.8	79.6	1,269.2	225.8	–	–	4,210.8

Discoveries, additions and extensions	251.1	799.4	(0.2)	4.6	36.1	9.2	–	–	1,100.2

Purchase of reserves	–	3.6	–	–	–	–	93.5	–	97.1

Sale of reserves	(165.5)	–	–	–	–	–	–	–	(165.5)

Revisions to previous estimates	3.5	66.8	(1.4)	(1.3)	(94.1)	(13.0)	0.2	–	(39.3)

2011 Production	(150.9)	(141.9)	(3.5)	(15.3)	(104.0)	(33.2)	(10.2)	–	(459.0)

Proved reserves at December 31, 2011	1,292.7	1,985.8	18.7	67.6	1,107.2	188.8	83.5	–	4,744.3

Discoveries, additions and extensions	65.4	(550.0)	35.6	17.1	0.3	2.7	–	–	(428.9)

Purchase of reserves	–	–	–	–	–	1.9	–	–	1.9

Sale of reserves	(97.2)	–	(20.3)	–	(9.1)	–	–	–	(126.6)

Revisions to previous estimates	(101.4)	66.0	(32.1)	(42.0)	(3.9)	7.5	(83.5)	–	(189.4)

2012 Production	(137.2)	(176.8)	(1.9)	(9.6)	(99.8)	(32.3)	–	–	(457.6)

Proved reserves at December 31, 2012	1,022.3	1,325.0	–	33.1	994.7	168.6	–	–	3,543.7

Discoveries, additions and extensions	151.7	459.8	–	0.0	6.5	3.3	–	–	621.3

144       TALISMAN ENERGY ANNUAL REPORT 2013

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Purchase of reserves	4.0	–	–	–	–	–	–	–	4.0

Sale of reserves	(14.6)	–	–	–	–	–	–	–	(14.6)

Revisions to previous estimates	65.8	26.3	–	(12.3)	(10.2)	(7.1)	–	–	62.5

2013 Production(1)	(110.0)	(159.4)	–	(3.1)	(101.0)	(25.8)	–	–	(399.3)

Proved reserves at December 31, 2013	1,119.2	1,651.7	–	17.7	890.0	139.0	–	–	3,817.6

Proved developed

December 31, 2010	1,011.4	584.9	22.0	73.3	763.7	187.2	–	–	2,642.5

December 31, 2011	936.5	814.7	18.2	63.1	688.5	149.7	62.3	–	2,733.0

December 31, 2012	712.3	839.6	–	13.8	591.5	125.3	–	–	2,282.5

December 31, 2013	760.6	821.6	–	7.6	632.4	114.1	–	–	2,336.3

	UK (TSEUK)	Latin America (Equion)	Total

SHARE OF RESERVES OF EQUITY INVESTEES(2)

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2010	–	–	–

Discoveries, additions and extensions	–	–	–

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	–	–	–

2011 Production	–	–	–

Proved reserves at December 31, 2011	–	–	–

Discoveries, additions and extensions	–	3.7	3.7

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	99.8	12.9	112.7

2012 Production	(0.4)	(3.2)	(3.6)

Proved reserves at December 31, 2012	99.4	13.4	112.8

Discoveries, additions and extensions	2.0	0.4	2.4

Purchase of reserves	8.5	–	8.5

Sale of reserves	–	–	–

Revisions to previous estimates	(27.6)	–	(27.6)

2013 Production(1)	(6.8)	(2.9)	(9.7)

Proved reserves at December 31, 2013	75.5	10.9	86.4

Proved developed

December 31, 2010	–	–	–

December 31, 2011	–	–	–

December 31, 2012	84.0	8.8	92.8

December 31, 2013	60.5	8.3	68.8

TALISMAN ENERGY ANNUAL REPORT 2013       145

	UK (TSEUK)	Latin America (Equion)	Total

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2010	–	–	–

Discoveries, additions and extensions	–	–	–

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	–	–	–

2011 Production	–	–	–

Proved reserves at December 31, 2011	–	–	–

Discoveries, additions and extensions	–	(9.6)	(9.6)

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	33.0	87.3	120.3

2012 Production	(0.0)	(11.5)	(11.5)

Proved reserves at December 31, 2012	33.0	66.2	99.2

Discoveries, additions and extensions	1.4	4.3	5.7

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	(1.6)	(0.4)	(2.0)

2013 Production(1)	(0.6)	(11.7)	(12.3)

Proved reserves at December 31, 2013	32.2	58.4	90.6

Proved developed

December 31, 2010	–	–	–

December 31, 2011	–	–	–

December 31, 2012	8.2	66.2	74.4

December 31, 2013	6.0	58.4	64.4

1)
2013 Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

2)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

The narrative in the remainder of this subsection references a total of consolidated entities and Talisman's share of equity investees on a combined oil and natural gas liquids and natural gas or barrels of oil equivalent (boe) basis.

Discussion of Continuity of Net Proved Reserves

In 2013, the Company replaced 121% of production with proved reserves increases on a boe basis. The reserves increase totaled 125.3 mmboe compared to production of 103.7 mmboe, primarily as a result of additions. Additions from the US and Canada were 99.9 and 31.0 mmboe, respectively. The Company's negative revision of 17.8 mmboe was related to its equity investment in TSEUK. Buchan had a reduction in field life due to operational issues. Ross and Blake had reductions in field life due to operational issues including the shared Bleoholm FPSO, while Auk and Tartan had reductions due to economic factors. The combination of acquisitions and divestments provided a net increase of 5.8 mmboe. As a result of these changes during 2013, the Company grew proved reserves from 869.6 mmboe to 891.2 mmboe.

Proved Undeveloped Reserves

Talisman's proved undeveloped reserves related to its consolidated entities and its share of equity investees were 54.6 mmbls of oil and natural gas liquids and 1507.5 bcf of natural gas as at December 31, 2013, a decrease of 11.1 mmbls and an increase of

146       TALISMAN ENERGY ANNUAL REPORT 2013

221.6 bcf, respectively, compared to year-end 2012. The following table and subsequent discussion reflects the changes to the gross proved undeveloped reserves during the year ended December 31, 2013.

	Oil and Natural Gas Liquids (mmbls)	Natural Gas (bcf)	Total BOE (mmbls)

CONSOLIDATED ENTITIES

Proved Undeveloped Reserves at December 31, 2012	45.6	1,261.2	255.8

Discoveries, Additions and Extensions	17.8	505.6	102.1

Purchase of Reserves	0.0	0.0	0.0

Sale of Reserves	(0.2)	(0.2)	(0.3)

Revisions to previous estimates	(3.4)	2.4	(2.9)

Conversion to Proved Developed Reserves	(22.8)	(287.7)	(70.7)

Proved Undeveloped Reserves at December 31, 2013	37.0	1,481.3	284.0

SHARE OF EQUITY INVESTEES

Proved Undeveloped Reserves at December 31, 2012	20.1	24.8	24.2

Discoveries, Additions and Extensions	2.1	1.4	2.4

Purchase of Reserves	0.3	0.0	0.3

Sale of Reserves	0.0	0.0	0.0

Revisions to previous estimates	(1.0)	0.2	(0.9)

Conversion to Proved Developed Reserves	(3.9)	(0.2)	(4.0)

Proved Undeveloped Reserves at December 31, 2013	17.6	26.2	22.0

The Company developed 27% of proved undeveloped reserves in 2013. On a total proved undeveloped reserves basis, 74.7 mmboe were converted out of a starting balance of 280.0 mmboe. Talisman spent approximately $548 million in 2013 to develop its proved undeveloped reserves. Major areas for conversion were several projects in Indonesia, Appalachia and Eagle Ford in the US, and HST/HSD in Vietnam.

Talisman also had total discoveries, additions, and extensions of 104.5 mmboe. Major areas for additions were Appalachia and Eagle Ford in the US and Canada. All of Talisman's proved undeveloped reserves as at December 31, 2013 are scheduled for development within five years of original booking, except for the special circumstances described below. Undeveloped reserves are booked only when all criteria including technical, commercial, and development plans were met. Talisman reviews the economics of its properties containing undeveloped reserves using evaluation techniques commonly accepted in the industry, fully compliant with all regulations, and also with its own pricing and economic assumptions. Through this active management process, Talisman selects some properties for further development activities while others are held in abeyance, sold, or swapped. Actual timing of the development of undeveloped reserves is based on various factors including economic conditions, technical performance and capital availability and allocation of necessary resources.

As of December 31, 2013 the only material proved undeveloped reserves that were five years or older were in Indonesia (58 mmboe), Malaysia (6 mmboe) and UK (3 mmboe). The Indonesian and Malaysian undeveloped gas reserves will be developed as needed in the next five years to meet gas deliverability requirements for existing gas contracts. The UK undeveloped oil reserves are located in new offshore projects that are underway and where significant capital has already been spent.

Talisman booked certain of its proved undeveloped reserves in North America, in fields where there exists reliable technology that established reasonable certainty of economic producibility at distances greater than directly offsetting development spacing. Talisman utilized a combination of 3D seismic, core analysis, borehole logs, well tests, production history and numerical simulation in order to attain the reasonable certainty required to book proved undeveloped reserves.

TALISMAN ENERGY ANNUAL REPORT 2013       147

Discounted Future Net Cash Flows

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs, and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end using existing tax and cost pools. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the US Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

Average Prices	2013	2012	2011

CONSOLIDATED ENTITIES(4)

Crude oil & liquids (US$/bbl)

Canada(1)	56.17	61.51	76.79

US(1)	63.10	73.76	74.91

UK	–	–	111.01

Norway	100.67	103.21	108.34

Indonesia	90.67	102.57	111.89

Other Southeast Asia(2)	112.68	115.83	112.11

Latin America	97.52	90.00	–

Other(3)	106.60	108.59	108.69

Total	78.79	88.18	104.26

Natural gas (US$/mcf)

Canada	3.12	2.48	3.92

US	3.67	2.81	4.19

UK	–	–	6.51

Norway	10.04	6.78	7.25

Indonesia	9.34	8.31	7.64

Other Southeast Asia(2)	7.14	7.78	7.61

Latin America	–	–	3.65

Other(3)	–	–	–

Total	5.25	4.86	5.27

148       TALISMAN ENERGY ANNUAL REPORT 2013

Average Prices	2013	2012

SHARE OF EQUITY INVESTEES(4)

Crude oil & liquids (US$/bbl)

UK (TSEUK)	107.78	111.19

Latin America (Equion)	98.52	104.36

Total Share of Equity Investees	106.35	110.21

Natural gas (US$/mcf)

UK (TSEUK)	8.59	7.75

Latin America (Equion)	3.56	4.09

Total Share of Equity Investees	5.13	5.13

1)
The price for Talisman's crude oil and liquids in North America is lower than other oil prices as it is a heavier grade and includes more lower priced natural gas liquids.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria.

4)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2013	2012	2011

WTI (US$/bbl)	96.94	94.71	96.19

Dated Brent (US$/bbl)	108.02	111.13	110.96

HH gas (US$/mmbtu)	3.66	2.76	4.12

AECO-C (C$/GJ)	2.95	2.23	3.57

US$/C$	0.97	1.00	1.01

US$/£	1.56	1.59	1.61

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

December 31 ($ millions)	Canada	US	UK	Norway	Indonesia	Other SE Asia/ Aust(2)	Latin America	Other(3)	Total

CONSOLIDATED ENTITIES

2013

Future Cash Inflows(1)	6,952	8,583	–	1,249	8,857	3,548	223	1,288	30,700

Future Costs

Transportation	(278)	(417)	–	(59)	(405)	(2)	(32)	(31)	(1,224)

Production	(2,960)	(2,186)	–	(629)	(999)	(1,376)	(81)	(239)	(8,470)

Development and Site Restoration	(1,595)	(2,046)	–	(1,202)	(527)	(372)	(21)	(43)	(5,806)

Future costs	(4,833)	(4,649)	–	(1,890)	(1,931)	(1,750)	(134)	(313)	(15,500)

Future Inflows before Income taxes	2,119	3,934	–	(641)	6,926	1,798	89	975	15,200

Future Income & Production revenue taxes	(19)	–	–	1,565	(2,911)	(519)	–	(306)	(2,190)

Net cash flows	2,100	3,934	–	924	4,015	1,279	89	669	13,010

Less 10% annual discount for estimated timing of cash flows	(547)	(1,604)	–	(821)	(1,347)	(200)	(20)	(155)	(4,694)

Discounted cash flows	1,553	2,330	–	103	2,668	1,079	69	514	8,316

TALISMAN ENERGY ANNUAL REPORT 2013       149

December 31 ($ millions)	Canada	US	UK	Norway	Indonesia	Other SE Asia/ Aust(2)	Latin America	Other(3)	Total

2012

Future Cash Inflows(1)	6,192	5,625	–	1,720	9,241	4,479	7	1,403	28,667

Future Costs	–	–	–	–	–	–	–	–

Transportation	(262)	(438)	–	(36)	(489)	(26)	(1)	(36)	(1,288)

Production	(2,644)	(1,538)	–	(1,031)	(1,397)	(1,540)	(1)	(248)	(8,399)

Development and Site Restoration	(1,517)	(1,406)	–	(832)	(613)	(547)	–	(52)	(4,967)

Future costs	(4,423)	(3,382)	–	(1,899)	(2,499)	(2,113)	(2)	(336)	(14,654)

Future Inflows before Income taxes	1,769	2,243	–	(179)	6,742	2,366	5	1,067	14,013

Future Income & Production revenue taxes	(104)	–	–	1,209	(2,803)	(715)	(1)	(379)	(2,793)

Net cash flows	1,665	2,243	–	1,030	3,939	1,651	4	688	11,220

Less 10% annual discount for estimated timing of cash flows	(462)	(816)	–	(736)	(1,386)	(342)	(1)	(165)	(3,908)

Discounted cash flows	1,203	1,427	–	294	2,553	1,309	3	523	7,312

2011

Future Cash Inflows	9,951	9,775	27,326	6,195	9,864	4,711		3,320	71,142

Future Costs

Transportation	(315)	(480)	(414)	(150)	(540)	–		(75)	(1,974)

Production	(3,576)	(1,984)	(14,327)	(2,811)	(1,207)	(1,526)		(479)	(25,910)

Development and Site Restoration	(1,490)	(2,336)	(6,491)	(1,276)	(805)	(779)		(364)	(13,541)

Future costs	(5,381)	(4,800)	(21,232)	(4,237)	(2,552)	(2,305)		(918)	(41,425)

Future Inflows before Income taxes	4,570	4,975	6,094	1,958	7,312	2,406		2,402	29,717

Future Income & Production revenue taxes	(809)	(358)	(4,447)	(342)	(3,061)	(784)		(764)	(10,565)

Net cash flows	3,761	4,617	1,647	1,616	4,251	1,622		1,638	19,152

Less 10% annual discount for estimated timing of cash flows	(1,516)	(2,144)	(236)	(318)	(1,551)	(365)		(448)	(6,578)

Discounted cash flows	2,245	2,473	1,411	1,298	2,700	1,257		1,190	12,574

December 31 ($ millions)	North Sea (TSEUK)	Other (Equion)	Total

SHARE OF EQUITY INVESTEES(4)

2013

Future Cash Inflows(1)	8,419	1,288	9,707

Future Costs

Transportation	(120)	(74)	(194)

Production	(5,390)	(236)	(5,626)

Development and Site Restoration	(3,205)	(204)	(3,409)

Future costs	(8,715)	(514)	(9,229)

Future Inflows before Income taxes	(296)	774	478

Future Income & Production revenue taxes	495	(178)	317

Net cash flows	199	596	795

Less 10% annual discount for estimated timing of cash flows	(75)	(135)	(210)

Discounted cash flows	124	461	585

150       TALISMAN ENERGY ANNUAL REPORT 2013

December 31 ($ millions)	North Sea (TSEUK)	Other (Equion)	Total Company

2012

Future Cash Inflows(1)	11,305	1,662	12,967

Future Costs

Transportation	(200)	(58)	(258)

Production	(6,465)	(225)	(6,690)

Development and Site Restoration	(3,428)	(185)	(3,613)

Future costs	(10,092)	(468)	(10,561)

Future Inflows before Income taxes	1,212	1,193	2,406

Future Income & Production revenue taxes	(990)	(316)	(1,306)

Net cash flows	223	877	1,100

Less 10% annual discount for estimated timing of cash flows	78	(198)	(120)

Discounted cash flows	301	679	980

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria.

4)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

Principal Sources of Changes in Standardized Measure of Discounted Future Net Cash Flows

Year ended December 31 ($ millions)	2013	2012	2011

CONSOLIDATED ENTITIES(1)

Sales of oil & gas produced net of production costs	(3,038)	(4,165)	(5,776)

Net change in prices	1,328	(2,259)	8,351

Net change in transportation costs	45	(91)	62

Net changes in production costs	(23)	(654)	(2,755)

Net changes in future development & site restoration costs	(389)	(878)	(2,052)

Development costs incurred during year	911	2,018	1,560

Extensions, discoveries and improved recovery	1,194	(432)	2,132

Revisions of previous reserve estimates	46	(646)	513

Net purchases	2	2	1,039

Net sales of reserves in place	(38)	(3,066)	(75)

Accretion of discount	970	1,909	1,556

Net change in taxes	106	3,974	(1,847)

Other	(110)	(416)	(242)

Net change	1,004	(4,704)	2,466

TALISMAN ENERGY ANNUAL REPORT 2013       151

Year ended December 31 ($ millions)	2013	2012

SHARE OF EQUITY INVESTEES(1)

Sales of oil & gas produced net of production costs	(347)	(373)

Net change in prices	(122)	61

Net change in transportation costs	(28)	–

Net changes in production costs	(467)	(15)

Net changes in future development & site restoration costs	(390)	(9)

Development costs incurred during year	546	158

Extensions, discoveries and improved recovery	92	237

Revisions of previous reserve estimates	(860)	4

Net purchases	65	–

Net sales of reserves in place	–	–

Accretion of discount	194	78

Net change in taxes	953	(28)

Other	(31)	309

Net change	(395)	422

1)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, 100% of Talisman's UK interests until December 17, 2012 are reported under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 is reported under "Share of Equity Investees".

152       TALISMAN ENERGY ANNUAL REPORT 2013

Other Oil and Gas Information

Results of Operations from Oil and Gas Producing Activities

	North America(2)		North Sea		Southeast Asia(4)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(3)	Indonesia	Other SEA	Other(5)	Total

CONSOLIDATED ENTITIES

2013

Net oil and gas revenue derived from proved reserves(1)	752	880	–	577	1,176	1,026	230	4,641

Less:

Production costs	305	252	–	292	171	361	31	1,412

Transportation	48	55	–	25	55	–	8	191

Exploration and dry hole expense	11	28	–	56	18	101	134	348

Depreciation, depletion, amortization, accretion and impairment expense	770	724	–	751	121	410	45	2,821

Tax expense (recovery)	(95)	(16)	–	(221)	389	109	64	230

Results of operations	(287)	(163)	–	(326)	422	45	(52)	(361)

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(6)

2013

Net oil and gas revenue derived from proved reserves(1)			718				357	1075

Less:

Production costs			648				47	695

Transportation			12				21	33

Exploration and dry hole expense			40				1	41

Depreciation, depletion, amortization, accretion and impairment expense			1,193				101	1294

Tax expense (recovery)			(748)				63	(685)

Results of operations			(427)				124	(303)

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	(287)	(163)	(427)	(326)	422	45	72	(664)

TALISMAN ENERGY ANNUAL REPORT 2013       153

	North America(2)		North Sea		Southeast Asia(4)
Year ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(3)	Indonesia	Other SEA	Other(5)	Total

CONSOLIDATED ENTITIES

2012

Net oil and gas revenue derived from proved reserves(1)	755	654	2,009	912	1,157	1,033	220	6,740

Less:

Production costs	333	222	1,002	348	167	251	31	2,354

Transportation	34	58	28	41	52	1	7	221

Exploration and dry hole expense	39	12	11	80	28	142	272	584

Depreciation, depletion and amortization	909	610	611	2,166	96	326	315	5,033

Tax expense (recovery)	(130)	–	215	(1,429)	372	167	(1)	(806)

Results of operations	(430)	(248)	142	(294)	442	146	(404)	(646)

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(6)

2012

Net oil and gas revenue derived from proved reserves(1)			59				403	462

Less:

Production costs			33				56	89

Transportation			–				–	–

Exploration and dry hole expense			1				31	32

Depreciation, depletion, amortization, accretion and impairment expense			177				110	287

Tax expense (recovery)			(110)				68	(42)

Results of operations			(42)				138	96

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	(430)	(248)	100	(294)	442	146	(266)	(550)

154       TALISMAN ENERGY ANNUAL REPORT 2013

	North America(2)		North Sea		Southeast Asia(4)
Year ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(3)	Indonesia	Other SEA	Other(5)	Total

CONSOLIDATED ENTITIES

2011

Net oil and gas revenue derived from proved reserves(1)	1,040	633	2,823	1,252	1,126	756	543	8,173

Less:

Production costs	328	121	921	367	146	226	72	2,181

Transportation	35	33	37	47	55	—	9	216

Exploration and dry hole expense	54	29	64	81	114	218	107	667

Depreciation, depletion and amortization	581	352	492	354	73	217	120	2,189

Tax expense (recovery)	12	38	847	329	365	100	91	1,782

Results of operations	30	60	462	74	373	(5)	144	1,138

Notes:

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
The North America reporting segment includes operations in Canada and the US.

3)
The North Sea segment includes operations in Norway.

4)
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

5)
The reporting segment entitled "Other" includes Colombia, Kurdistan Region of Iraq, Algeria as well as other international areas.

6)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method and are shown under "Share of Equity Investees" for 2013. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

Capitalized Costs Relating to Oil and Gas Activities

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2013

Proved properties	6,369	6,383	–	3,555	1,726	3,454	555	22,042

Unproved properties	905	675	–	289	19	698	579	3165

	7,274	7,058	–	3,844	1,745	4,152	1,134	25,207

Less:

Accumulated depreciation, depletion and amortization	4,381	2,324	–	3,020	702	2,161	290	12,878

Net capitalized costs	2,893	4,734	–	824	1,043	1,991	844	12,329

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2013

Proved properties			5,597				855	6,452

Unproved properties			207				–	207

			5,804				855	6,659

Less:

Accumulated depreciation, depletion and amortization			4,067				293	4,360

Net capitalized costs			1,737				562	2,299

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	2,893	4734	1,737	824	1,043	1,991	1,406	14,628

TALISMAN ENERGY ANNUAL REPORT 2013       155

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2012

Proved properties	6,938	5,171		2,902	1,457	3,503	364	20,335

Unproved properties	1,194	1,006		1,970	196	336	1,061	5,763

	8,132	6,177	–	4,872	1,653	3,839	1,425	26,098

Less:
Accumulated depreciation, depletion and amortization	4,075	1,646		4,165	602	1,792	692	12,972

Net capitalized costs	4,057	4,531	–	707	1,051	2,047	733	13,126

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2012

Proved properties			4,778				704	5,482

Unproved properties			197				0	197

			4,975				704	5,679

Less:

Accumulated depreciation, depletion and amortization			2,795				158	2,953

Net capitalized costs			2,180				546	2,726

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	4,057	4,531	2,180	707	1,051	2,047	1,279	15,852

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2011

Proved properties	7,037	3,798	8,730	3,890	1,415	3,110	1,323	29,303

Unproved properties	1,196	1,165	195	276	192	259	389	3,672

Incomplete wells and facilities	8	–	15	52	1	45	161	282

	8,241	4,963	8,940	4,218	1,608	3,414	1,873	33,257

Less:
Accumulated depreciation, depletion and amortization	3,660	1,040	4,806	2,012	577	1,463	476	14,034

Net capitalized costs	4,581	3,923	4,134	2,206	1,031	1,951	1,397	19,223

Notes:

1)
The North America reporting segment includes operations in Canada and the US.

2)
The North Sea segment includes operations in Norway.

3)
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia, and Papua New Guinea.

4)
The reporting segment entitled "Other" includes Colombia, Kurdistan Region of Iraq, Algeria as well as other international areas.

5)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method and are shown under "Share of Equity Investees" for 2013. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

156       TALISMAN ENERGY ANNUAL REPORT 2013

Costs Incurred in Oil and Gas Activities

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2013

Property acquisition costs

Proved	6	–	–	–	–	105	–	111

Unproved	2	17	–	–	–	–	–	19

Exploration costs	99	26	–	88	27	162	238	640

Development costs	283	925	–	337	133	220	11	1,909

Asset retirement costs	12	(7)	–	310	(5)	(65)	6	251

Total costs incurred	402	961	–	735	155	422	255	2,930

	North Sea (TSEUK)	Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2013

Property acquisition costs

Proved	–	–	–

Unproved	–	–	–

Exploration costs	60	–	60

Development costs	491	118	609

Asset retirement costs	287	1	288

Total costs incurred	838	119	957

TALISMAN ENERGY ANNUAL REPORT 2013       157

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2012

Property acquisition costs

Proved	–	2	–	–	–	19	–	21

Unproved	7	37	–	–	–	91	66	201

Exploration costs	191	11	53	79	32	117	351	834

Development costs	324	1,097	584	502	103	264	8	2,882

Asset retirement costs	81	53	152	156	3	78	34	557

Total costs incurred	603	1,200	788	737	138	569	459	4,494

	North Sea (TSEUK)	Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2012

Property acquisition costs

Proved			–

Unproved			–

Exploration costs	–		–

Development costs	24	97	121

Asset retirement costs	153	(1)	152

Total costs incurred	178	96	274

	North America(1)		North Sea		Southeast Asia(3)
	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2011

Property acquisition costs

Proved	3	208	–	15		11	570	807

Unproved	590	51	–	–		26	17	684

Exploration costs	93	14	52	116	105	349	248	977

Development costs	528	1,427	554	520	129	96	157	3,411

Asset retirement costs	177	35	34	95	13	3	(2)	355

Total costs incurred	1,391	1,735	640	746	247	485	990	6,234

Notes:

1)
The North America reporting segment includes operations in Canada and the US.

2)
The North Sea segment includes operations in Norway.

3)
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia, and Papua New Guinea.

4)
The reporting segment entitled "Other" includes Colombia, Kurdistan Region of Iraq, Algeria as well as other international areas.

5)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method and are shown under "Share of Equity Investees" for 2013. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

158       TALISMAN ENERGY ANNUAL REPORT 2013

ADVISORIES

Forward-Looking Information

This Annual Report contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected increase in liquids production; expected cash flow, company-wide and regionally; anticipated asset sales, targeted value and timing of such sales, and expected use of proceeds; expected capital expenditure and focus of spending; expected production, company-wide, regionally and by asset, and timing of such production; targeted G&A reductions; planed drilling and rigs in North America; planned infill and exploration drilling, development activities and seismic program in Southeast Asia; planned exploration in the Kurdistan Region of Iraq; the estimated impact on Talisman's financial performance from changes in production volumes, commodity prices and exchange rates; the effects of the hedging program; expected capital sources to fund the Company's capital program; anticipated funding of the decommissioning liabilities; expected future payment commitments and the estimated timing of such payments, including share-based payment expenses in future periods; intended restricted capital to be invested in the TSEUK joint venture; expected completion of negotiations and amendments to all DSAs; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The company priorities and goals disclosed in this Annual Report are objectives only and their achievement cannot be guaranteed.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2014 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Report. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Throughout this Annual Report, Talisman uses the term "unlocking value" to describe the realization of the value of an asset within Talisman's portfolio that, prior to its full or partial disposition, was not valued at its full market value, as reflected in Talisman's share price and enterprise value. By monetizing the asset through a disposition or joint-venture, the company is able to attribute a market value to the asset that can quantifiably be reflected in Talisman's share price and enterprise value.

Reserves Data and Other Oil and Gas Information

An exemption granted to Talisman permits it to disclose internally evaluated reserves data. Any reserves data contained in this Annual Report reflects Talisman's internally generated estimates of its reserves. While Talisman annually obtains an independent audit of a

TALISMAN ENERGY ANNUAL REPORT 2013       159

portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this Annual Report.

Talisman's disclosure of reserves data and other oil and gas information in accordance with US disclosure standards is made in reliance on an exemption granted to Talisman by the Canadian securities regulatory authorities, which permits Talisman to provide the US style disclosure in addition to the disclosure mandated by NI 51-101. The primary differences between the Canadian requirements and the US standards are that:

a)
NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

b)
NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

c)
NI 51-101 requires a one year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

d)
NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

Resources

Petroleum initially in place is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It is the total quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Gross Production

Unless otherwise stated, production volumes are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Net Proved Reserves" in Talisman's most recent Form 40-F for a statement of Talisman's net production volumes and reserves. The use of the word "gross" in this Annual Report means a 100% interest prior to the deduction of royalties and similar payments.

Netbacks

Talisman also discloses netbacks in this Annual Report. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

Non-Core Assets/Properties

In this Annual Report, all references to "core" or "non-core" assets, properties, regions or areas align with the Company's current public disclosures regarding its assets, properties, regions and areas.

Use of the term "Commerciality"

Use of the word "commerciality" in this Annual Report does not imply that the full development of the field has been booked as reserves. The term "commerciality" is used in this Annual Report as it is used in the Block CPO-9 license (the "License"). A declaration of commerciality is a written declaration by the licensees to the state regulator that declares the licensees' unconditional decision to proceed with commercial exploration of a discovery. Upon filing a declaration of commerciality, a discovery becomes a commercial field under the terms of the License.

Financial Information

Dollar amounts are presented in US dollars, except where otherwise indicated. The financial information is presented in accordance with International Financial Reporting Standards (IFRS). IFRS may differ from generally accepted accounting principles in the US.

Forecasted Cash Flow

This Annual Report also contains discussions of anticipated cash flow and anticipated free cash flow both on an aggregate and per share basis. The material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates;

160       TALISMAN ENERGY ANNUAL REPORT 2013

estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; and the anticipated amount of cash income tax and petroleum revenue tax. The amount of taxes and cash payments made upon surrender of existing stock options is inherently difficult to predict.

Anticipated production volumes are, in turn, based on the midpoint of the estimated production range and do not reflect the impact of any potential asset dispositions or acquisitions. The completion of any contemplated asset acquisitions or dispositions is contingent on various factors including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such acquisitions or dispositions.

Non-GAAP Financial Measures

Included in this Annual Report are references to financial measures used in the oil and gas industry such as cash flow and capital expenditure. These terms are not defined by IFRS. Consequently, these are referred to as non-GAAP measures. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow

	Three months ended

	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	Full Year 2013

Cash provided by operating activities	442	637	357	331	1,767

Changes in non-cash working capital	80	(166)	61	21	(4)

Add: Exploration expenditure	52	66	67	75	260

Add: Pennsylvania impact fee(1)	–	–	–	–	–

Add: Restructuring costs	10	6	11	17	44

Add: Income tax adjustments(2)	–	–	15	–	15

Add: Current tax on disposal(3)	51	–	–	–	51

Less: Dividends and distributions received from equity- accounted entities	(21)	(37)	–	–	(58)

Less: Finance costs (cash)	(77)	(77)	(71)	(70)	(295)

Cash flow from subsidiaries	537	429	440	374	1,780

Add: Cash provided by operating activities from equity- accounted entities	58	86	124	149	416

Change in non-cash working capital from equity-accounted entities	(9)	54	(38)	(5)	3

Add: Exploration expenditure from equity-accounted entities	–	11	5	2	18

Less: Finance costs (cash) from equity-accounted entities	(6)	(7)	(5)	(3)	(21)

Cash flow from equity-accounted entities	43	144	86	143	416

Cash Flow(4)	580	573	526	517	2,196

1)
Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.

2)
A court ruling in Southeast Asia indicated an additional current income tax of $31 million be charged during Q2 2013. In addition, the company recorded a $16 million benefit from the resolution of a tax position in North America in Q2.

3)
Current tax on the gain on disposal of Talisman's equity interest in the Ocensa pipeline in Colombia.

4)
Includes cash flow from subsidiaries and Talisman's share of equity-accounted entities' cash flow.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses, including Talisman's share of cash flow from equity-accounted entities. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company's performance or liquidity.

TALISMAN ENERGY ANNUAL REPORT 2013       161

Capital Spending

	Full Year 2013	Full Year 2012

Subsidiaries
Exploration, development and other	2,363	3,509

Exploration expensed	260	346

Exploration and development spending – subsidiaries	2,623	3,855

Talisman's share of equity-accounted entities
Exploration, development and other	577	149

Exploration expensed	19	–

Exploration and development spending – joint ventures	596	149

Capital spending for subsidiaries and joint ventures	3,219	4,004

Capital spending (or run rate or exploration and development spending) is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred and adding Talisman's share of joint ventures.

Abbreviations and Definitions

The following abbreviations and definitions are used in this Annual Report:

AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
COSO	Committee of the Sponsoring Organizations of the Treadway Commission
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
DSA	Decommissioning Security Agreements
DSU	Deferred share unit
E&E	Exploration and evaluation
EU	European Union
G&A	General and administrative
GAAP	Generally Accepted Accounting Principles
GHG	Greenhouse gas emissions
gj	Gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day
MWh	megawatt hour
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PGN PT	Perusahaan Gas Negara (Persero), Tbk
PP&E	Property, plant and equipment
PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
PSU	Performance share unit
RSU	Restricted share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US$ or $	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	= 0.907 tonnes
1 acre	= 0.40 hectares
1 barrel	= 0.159 cubic metres
1 cubic foot	= 0.0282 cubic metres

162       TALISMAN ENERGY ANNUAL REPORT 2013

163 CORPORATE GOVERNANCE Talisman’s commitment to corporate governance and corporate responsibility contributes to the creation of long-term value for the company’s stakeholders. RESPONSIBILITIES The principal role of Talisman’s Board of Directors is stewardship of the company, and its fundamental objective is the creation of shareholder value, including the protection and enhancement of the value of the company’s assets. The Board oversees the conduct of the business and management, which, in turn, is responsible for developing long-term strategy and conducting the company’s day-to-day business. In addition, the Board ensures systems are in place to manage the risks and, through the Chief Executive Officer, sets the outlook and direction of the company toward environmental, health and safety policies, regulatory compliance and financial practices and reporting. INDEPENDENCE At year-end 2013, Talisman had 14 directors, all of whom, with the exception of the President and Chief Executive Officer and Henry Sykes, were independent. All of Talisman’s Board committees are also composed entirely of independent directors with the exception of the Reserves Committee and the Health, Safety, Environment & Corporate Responsibility Committee of which the majority of members are independent. EFFECTIVENESS Talisman ensures the continuing effectiveness of its Chairman, committees and individual directors through annual assessments. In addition, ongoing succession and recruitment processes are in place to ensure the continuing effectiveness of the Board and its committees. The Governance and Nominating Committee has established a comprehensive director selection process, which is integrated with the annual assessment process. STOCK EXCHANGE AND REGULATORY COMPLIANCE Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by the Canadian Securities Administrators, all of the NYSE corporate governance listing standards applicable to non-US companies and a substantial majority of the NYSE corporate governance listing standards applicable to US companies. Talisman has disclosed the significant differences between its corporate governance practices and the requirements applicable to US companies listed on the NYSE on the company’s website at www.talisman-energy.com.

164 INVESTOR INFORMATION COMMON SHARES Transfer Agent Computershare Trust Company of Canada Calgary, Toronto, Montreal, Vancouver US Co-transfer Agent Computershare Trust Company N.A. Authorized Unlimited number of common shares Unlimited number of preferred shares issuable in series Issued 1,035,687,784 common shares at December 31, 2013 8,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series 1, at December 31, 2013 STOCK EXCHANGE LISTINGS Common Shares Symbol: TLM Canada: Toronto Stock Exchange United States: New York Stock Exchange Preferred Shares Symbol: TLM.PR.A Canada: Toronto Stock Exchange PUBLIC DEBT Trustee Computershare Trust Company of Canada 7.25% (US$) unsecured debentures Trustee JP Morgan Chase, London Branch 6.625% (UK£) unsecured notes Trustee Union Bank, N.A. 3.75% (US$) unsecured notes 5.125% (US$) unsecured notes 5.50% (US$) unsecured notes 5.75% (US$) unsecured notes 5.85% (US$) unsecured notes 6.25% (US$) unsecured notes 7.75% (US$) unsecured notes Private Debt 8.25% (US$) unsecured notes 8.5% (US$) unsecured notes DIVIDENDS In 2013, the company paid dividends on Talisman’s common shares totaling US$0.27 per share. The dividends were paid quarterly on March 29, June 28, September 30 and December 31. While a quarterly dividend is Talisman’s current practice, Talisman does not have a specific dividend policy and the declaration of dividends is at the sole discretion of its Board of Directors. Over the last three-year period, Talisman paid dividends on its common shares totaling US$0.27/share in 2011, 2012, and 2013. In 2013, the Company paid dividends on its Series 1 First Preferred Shares totaling C$1.05 per Series 1 First Preferred Share, which reflects a quarterly dividend rate of C$0.2625 per Series 1 First Preferred Share. Holders of Series 1 First Preferred Shares are entitled to receive a cumulative quarterly fixed dividend of 4.2% annually for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. Holders of the Series 1 First Preferred Shares will have the right to convert all or any of their shares into an equal number of Series 2 Preferred Shares, subject to certain conditions, on December 31, 2016 and on December 31 in every fifth year thereafter, and will then be entitled to receive quarterly floating rate cumulative preferential cash dividends equal to the sum of the average rate on 90-day Government of Canada treasury bills plus 2.77%. ANNUAL MEETING The annual meeting of shareholders of Talisman Energy Inc. will be held at 11:00 a.m. on Wednesday, May 7, 2014 in the Exhibition Hall, North Building of the TELUS Convention Centre, 136 – 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) telephone, (ii) the internet, or (iii) signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.

CORPORATE INFORMATION BOARD OF DIRECTORS a Christiane Bergevin 3,4 Quebec, Canada Christiane Bergevin has been the Executive Vice–President, Desjardins Group Partnerships and Business Development, Office of the President, of Desjardins Group since September 2013. From August 2009 to September 2013, she was the Executive Vice–President, Strategic Partnerships, Office of the President, of Desjardins Group. Prior to that, she was Senior Vice–President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. For the 18 years prior to that, Ms. Bergevin held executive finance positions with various SNC-Lavalin subsidiaries, including as President of SNC-Lavalin Capital Inc., its project finance advisory arm, between 2001 and 2008. b Donald Carty 1,2,5 Texas, United States Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines. Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines from March 1985 to March 1987. c Jonathan Christodoro 6 New Jersey, United States Jonathan Christodoro has served as a Managing Director of Icahn Capital L.P. since July 2012. Prior to that, Mr. Christodoro served in various investment research roles at P2 Capital Partners, LLC, Prentice Capital Management, LP, S.A.C Capital Advisors, LP and Morgan Stanley. d William Dalton 1,3,6 Arizona, United States William Dalton was Chief Executive of HSBC Bank plc from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. e Thomas Ebbern 1,6 Alberta, Canada Thomas Ebbern has been Chief Financial Officer of North West Upgrading Inc. since January 2012. He was formerly Managing Director, Investment Banking, of Macquarie Capital Markets Canada Ltd., a subsidiary of Macquarie Group Limited. Prior to that, he was Managing Director of Tristone Capital Inc., an energy advisory firm that was acquired by Macquarie. He began his career as a geophysicist with Gulf Canada in 1982. f Harold Kvisle Alberta, Canada Harold Kvisle was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 10, 2012. Mr. Kvisle was the President and Chief Executive Officer of TransCanada Corporation or its predecessor TransCanada PipeLines Limited from May 2001 until his retirement in June 2010. Prior to his employment with TransCanada, Mr. Kvisle was the President of Fletcher Challenge Energy Canada from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. f e d c b a

g Brian M. Levitt 2,3,5 Quebec, Canada Brian Levitt is Chairman of the Board of The Toronto-Dominion Bank and non-executive co-Chair of Osler, Hoskin & Harcourt LLP. Mr. Levitt joined Osler in 1976. In 1991, he became President and was subsequently named Chief Executive Officer of Imasco Limited. Imasco was sold in 2000 and Mr. Levitt returned to Osler in 2001. h Samuel Merksamer 2 New York, United States Samuel Merksamer has been employed by Icahn Capital L.P. since 2008 and is currently a Managing Director. Prior to that, Mr. Merksamer was an analyst at Airlie Opportunity Capital Management. i Lisa Stewart 5,6 Texas, United States Lisa Stewart is the Executive Chairman and Chief Investment Officer of Sheridan Production Partners, a company she founded in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice- President of Business Development and E&P Services. j Henry Sykes 4.6 Alberta, Canada Henry Sykes has been President and a director of MGM Energy Corp. since January 2007. Prior to that, he was President of ConocoPhillips Canada from 2001 to 2006 and Executive Vice President, Business Development at Gulf Canada Resources Limited from 2001 to 2002. Prior to his senior management roles in the oil and gas industry, Mr. Sykes spent 16 years at Bennett Jones LLP, where he specialized in securities and mergers and acquisitions law and served as a member of the firm’s executive committee. k Peter Tomsett 4,5 British Columbia, Canada Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. l Michael Waites 1,6 British Columbia, Canada Michael Waites was President and Chief Executive Officer of Finning International Inc. from May 2008 until his retirement from Finning in May 2013. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the board of directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway since July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources. m Charles Williamson 2 Chairman of the Board California, United States Charles Williamson was the Executive Vice-President of Chevron Corporation from August until his retirement in December 2005. From 2001 to 2005, he was Chairman and Chief Executive Officer of Unocal Corporation (Unocal) and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. g i h j k l i m n

n Charles Winograd 1,3 Ontario, Canada Charles Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund. He is also President of Winograd Capital Inc. From 2001 to 2008, he was Chief Executive Officer of RBC Capital Markets. When RBC Dominion Securities acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. 1 Member of Audit Committee 2 Member of CEO Succession 3 Member of Governance and Nominating Committee 4 Member of Health, Safety, Environment and Corporate Responsibility Committee 5 Member of Human Resources Committee 6 Member of Reserves Committee EXECUTIVES a Harold Kvisle President and Chief Executive Officer b Paul Blakeley Executive Vice-President Asia-Pacific c Bob Rooney Executive Vice-President and General Counsel d Paul Smith Executive Vice-President Finance and Chief Financial Officer e Paul Warwick Executive Vice-President Europe - Atlantic f Helen Wesley Executive Vice-President Corporate Services INVESTOR RELATIONS CONTACTS Paul Smith Executive Vice-President Finance and Chief Financial Officer p: 403.237.1368 Lyle McLeod Vice-President Investor Relations p: 403.237.1020 Simon Scott Head of Corporate and Investor Communications p: 403.693.8493 EXECUTIVE OFFICE Talisman Energy Inc. 2000, 888 - 3rd Street SW Calgary, Alberta Canada T2P 5C5 p: 403.237.1234 f: 403.237.1902 www.talisman-energy.com e: tlm@talisman-energy.com a e b d c f

MARKET INFORMATION COMMON SHARES The following table summarizes selected consolidated financial information for the Company for the preceding eight quarters: 2013 2012 2011 TSX (C$) NYSE (US$) TSX (C$) NYSE (US$) TSX (C$) NYSE (US$) Share Price ($) High 13.25 12.83 14.57 15.00 24.44 25.11 Low 10.92 10.59 9.97 9.83 11.55 11.23 Close 12.35 11.65 11.25 11.33 12.98 12.75 Shares traded (millions) First Quarter 162.62 295.63 403.00 334.91 247.42 186.81 Second Quarter 174.58 292.34 390.20 354.33 291.15 197.53 Third Quarter 138.51 246.38 354.48 327.75 380.19 294.96 Fourth Quarter 172.28 397.47 384.65 235.10 395.79 329.55 Year 645.96 1,231.82 1,532.33 1,252.10 1,314.55 1,008.85 Year-end shares outstanding (millions) 1,030(1) 1,032(1) 1,031(1) Year-end stock options outstanding (millions) 43.3 59.8 59.0 (1) includes shares held in trust relating to the company’s Performance Share Unit Plan. SHARE PRICE GROWTH (PERCENTAGE CHANGE FROM JANUARY 1, 2004) -50050100150200250Dec 31130405060708091011Talisman Common Shares (TSX) Dow Jones Industrial Average (US$) S&P/TSX Composite Index12

TALISMAN ENERGY INC. Suite 2000, 888 – 3rd Street SW Calgary, Alberta, Canada T2P 5C5 P 403.237.1234 F 403.237.1902 E tlm@talisman-energy.com For a list of addresses for our international offices, please visit www.talisman-energy.com Kinabalu, Malaysia

TALISMAN ENERGY INC. Suite 2000, 888 – 3rd Street SW Calgary, Alberta, Canada T2P 5C5 P 403.237.1234 F 403.237.1902 E tlm@talisman-energy.com www.talisman-energy.com

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  Exhibit 99.1